BOWNE INTEGRATED TYPESETTING SYSTEM   Site: BOWNE OF NEW YORK
Name: GSAM TAXABLE INVESTM
Queue: BNY_CPS
Description: Form N-CSR

[E/O]   CRC: 56113
EDGAR 2

Phone: (212)924-5500   Operator: BNY30453T   Date: 9-JAN-2004 13:48:48.53
MNY E92041   001.00.00.00   0/2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-CSR

CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT INVESTMENT
COMPANIES

Investment Company Act file number 811-5349

Goldman Sachs Trust

(Exact name of registrant as specified in charter)

4900 Sears Tower, Chicago, Illinois 60606-6303

(Address of principal executive offices) (Zip code)

Howard B. Surloff, Esq.
Goldman, Sachs & Co.
One New York Plaza
New York, New York 10004

Copies to:
Jeffrey A. Dalke, Esq.
Drinker Biddle & Reath LLP
One Logan Square
18th and Cherry Streets
Philadelphia, PA 19103

(Name and address of agents for service)

Registrant's telephone number, including area code: (312) 655-4400

Date of fiscal year end: October 31

Date of reporting period: October 31, 2003

ITEM 1.   REPORTS TO STOCKHOLDERS.

The Annual Report to Stockholders is filed herewith.

Goldman Sachs Funds

TAX-FREE FUNDS

Annual Report October 31, 2003


R
SCHOO
INTERSTATE

High current income potential

from portfolios that invest primarily

in municipal securities.

Goldman Sachs Asset Management

Goldman Sachs Tax-Free Funds

- GOLDMAN SACHS SHORT DURATION TAX-FREE FUND
- GOLDMAN SACHS MUNICIPAL INCOME FUND
- GOLDMAN SACHS HIGH YIELD MUNICIPAL FUND

NOT FDIC-INSURED	May Lose Value	No Bank Guarantee

What Distinguishes Goldman Sachs'
Fixed Income Investing Process?

At Goldman Sachs Asset Management (GSAM), the goal of our fixed income investment process is to provide consistent, strong performance by actively managing our portfolios within a research-intensive, risk-managed framework.

A key element of our fixed income investment philosophy is to evaluate the broadest global opportunity set to capture relative value across sectors and instruments. Our globally integrated investment process involves managing dynamically along the risk/return spectrum, as we continue to develop value-added strategies through:

1 RIGOROUS SECURITY SELECTION

- Assess relative value among sectors (such as mortgages and corporates) and sub-sectors
- Leverage the vast resources of Goldman Sachs in selecting securities for each portfolio

2 PRECISE PORTFOLIO CONSTRUCTION

- Team approach to decision making
- Manage risk by avoiding significant sector and interest rate bets
- Careful management of yield curve strategies — while closely managing portfolio duration

RESULT

Fixed Income portfolios that:

- Include domestic and global investment options, tax-free income opportunities, and access to areas of specialization such as high yield
- Capitalize on GSAM's industry renowned credit research capabilities
- Use a risk-managed framework to seek total return, recognizing the importance of investors' capital accumulation goals as well as their need for income

Short Duration Tax-Free Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Short Duration Tax-Free Fund during the one-year reporting period that ended October 31, 2003.

Performance Review

Over the one-year period that ended October 31, 2003, the Fund's A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 2.62%, 2.01%, 1.86%, 2.93%, and 2.62%, respectively. These returns compare to the 2.86% cumulative total return of the Fund's benchmark, the Lehman Brothers 1-3 Year Municipal Bond Index.

During the reporting period, the Fund had exposure to securities that had maturities that were longer than the Index. These holdings detracted from performance, as the overall yield curve became steeper during 2003. In addition, the Fund's credit quality, which was generally higher than the Index, detracted from performance, as the lower-rated segment of the municipal market outperformed. Conversely, the Fund's return relative to the Index was enhanced by duration management and the Fund's significant relative underweight in California bonds versus the benchmark. Budget deficits and political turmoil at the state level have led to continued underperformance in the California market. We continue to monitor the situation closely as we await the right opportunity to increase the Fund's exposure to the market.

Municipal Market Performance

There was a record issuance of municipal bonds during the reporting period. Low interest rates triggered a significant increase in new supply from issuers who were seeking to capitalize on attractive financing levels and refunding opportunities. At the same time, rising supply was generally met with broad-based demand from retail, mutual fund, and property and causality investors. Since mid-summer of 2003, municipals have largely outperformed their taxable fixed income counterparts, as yield ratios have begun to normalize. Elevated volatility was an additional dynamic over the previous 12 months, as fixed income investors addressed an array of market-moving events. These included geopolitical turmoil, conflicting economic signals, and Federal Reserve Board policy. These issues created periods of a flight to quality, which benefited insured AAA rated securities. In addition, lower tier investment-grade and high yield municipal securities benefited from improving economic signals and investor demand for higher yielding tax-exempt investments.

Investment Objective

The Fund seeks a high level of current income, consistent with relatively low volatility of principal that is exempt from regular federal income tax.

Portfolio Composition

The Fund maintained an overall credit quality in the AAA-/AA+ range and its duration was between 1.9 and 2.7 years during the reporting period. The largest sector allocations in the Fund were in the General Obligation, Electric, and Primary Health Care sectors. The Fund is nationally diversified, with the top five states being New York, Texas, California, Virginia, and Pennsylvania. Additionally, the Fund had no exposure to securities subject to the alternative minimum tax during the reporting period.

Portfolio Highlights

We continue to favor a "modified barbell" maturity distribution for the Fund, particularly given the persistent steepness of the municipal yield curve. We believe that the maturity barbell is the most appropriate strategy to optimize current market opportunities.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs U.S. Fixed Income—Municipal Investment Management Team

November 10, 2003

Short Duration Tax-Free Fund

as of October 31, 2003

Assets Under Management

$680.4 Million

Class A Shares

GSDTX

Class B Shares

GSDBX

Class C Shares

GSTCX

Institutional Shares

GSDUX

Service Shares

GSFSX

PERFORMANCE REVIEW

November 1, 2002– October 31, 2003	Fund Total Return (based on NAV)[1]	30-Day Taxable Equivalent Yield[2]	30-Day Standardized Yield[3]	Lehman 1–3 Year Muni Bond Index[4]
Class A	2.62%	2.49%	1.62%	2.86%
Class B	2.01	1.63	1.06	2.86
Class C	1.86	1.40	0.91	2.86
Institutional	2.93	3.15	2.05	2.86
Service	2.62	2.40	1.56	2.86

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The Taxable Equivalent Yield of the Fund is calculated by dividing the current 30-Day Standardized Yield by 1 minus the highest 2003 federal income tax rate of 35%. The current rate was reduced from 38.6% effective January 1, 2003.

[3] The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.

[4] The Lehman Brothers 1-3 Year Municipal Bond Index, an unmanaged index, represents investment grade municipal bonds with maturities greater than one year and less than 4 years, and does not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[5]

For the period ended 9/30/03	Class A	Class B	Class C	Institutional	Service
One Year	0.29%	-0.33%	0.53%	2.62%	2.21%
Five Years	3.42	3.21	3.07	4.24	3.75
Ten Years	N/A	N/A	N/A	4.22	N/A
Since Inception	3.92	3.60	3.31	4.43	4.10
	(5/1/97)	(5/1/97)	(8/15/97)	(10/1/92)	(9/20/94)

[5] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 2% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (2% maximum declining to 0% after three years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

PORTFOLIO COMPOSITION AS OF 10/31/03[6]

Sector Allocation

General Obligations	27.9%	Insured General Obligations	8.4%
Insured Revenue Bonds	22.5	Variable Rate Demand Notes	3.2
Revenue Bonds	22.1	Escrow to Maturity	3.1
Pre-refunded	11.7	Cash	1.2

Credit Allocation* (%): AAA 63.9 AA 24.4 A 6.7 BBB 5.0 BB 0.1

[6] The Fund is actively managed and, as such, its composition may differ over time. Figures represent a percentage of total portfolio investments that have settled and include an offset to cash equivalents relating to all unsettled trades and, therefore, may not sum to 100%.

*Note: Reflects NRSRO (nationally recognized statistical rating organization) rating or internal rating if not rated.

Municipal Income Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Municipal Income Fund during the one-year reporting period that ended October 31, 2003.

Performance Review

Over the one-year period that ended October 31, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 5.10%, 4.32%, 4.25%, 5.45%, and 4.97%, respectively. These returns compare to the 5.11% cumulative total return of the Fund's benchmark, the Lehman Brothers Aggregate Municipal Bond Index.

During the reporting period, the Fund maintained a modest overweight in two sectors that detracted from performance. Airline-backed debt underperformed the general market over much of the period, as the industry struggled with a slowing economy and rising fuel costs. The Tobacco-backed sector also struggled, due to several damaging legal rulings. However, by the end of the reporting period, both sectors began to show improvement. The Airline sector rebounded due to an improvement in traffic and expense reduction efforts, while Tobacco bonds rallied after several victories on the litigation front. Two sectors that had a positive impact on performance were the Health Care and Utility sectors. Improvements in the competitive landscape of both sectors caused them to outperform the general market over the reporting period.

Municipal Market Performance

There was a record issuance of municipal bonds during the reporting period. Low interest rates triggered a significant increase in new supply from issuers who were seeking to capitalize on attractive financing levels and refunding opportunities. At the same time, rising supply was generally met with broad-based demand from retail, mutual fund, and property and casualty investors. Since mid-summer of 2003, municipals have largely outperformed their taxable fixed income counterparts, as yield ratios have begun to normalize. Elevated volatility was an additional dynamic over the previous 12 months, as fixed income investors addressed an array of market-moving events. These included geopolitical turmoil, conflicting economic signals, and Federal Reserve Board policy. These issues created periods of a flight to quality, which benefited insured AAA rated securities. In addition, lower tier investment-grade and high yield municipal securities benefited from improving economic signals and investor demand for higher yielding tax-exempt investments.

Investment Objective

The Fund seeks a high level of current income that is exempt from regular federal income tax, consistent with preservation of capital.

Portfolio Composition

The Fund maintained an overall credit quality of AA and its duration was between 7.0 and 8.3 years during the reporting period. The largest sector allocations in the Fund were in Electric and primary/acute care Hospitals. While the Fund strategically maintains a high average credit quality, we continually identify and pursue select opportunities to enhance yield and lower portfolio volatility. Accordingly, the Fund held a 19% weighting in BBB rated securities at the end of the reporting period. The Fund is nationally diversified, with the top five states being Illinois, Texas, California, Washington, and New York.

Portfolio Highlights

The Fund's overweight to A rated and BBB rated credit positively contributed to performance, though periods of geopolitical turmoil led to powerful flights to quality as well. In addition to credit, term structure was a key driver of relative performance. During the period, we favored a "modified barbell" maturity distribution for the Fund, particularly given the persistent steepness of the municipal yield curve. We believe that the maturity barbell is the most appropriate term structure to optimize current market opportunities.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs U.S. Fixed Income—Municipal Investment Management Team

November 10, 2003

Municipal Income Fund

as of October 31, 2003

Assets Under Management

$238.6 Million

NASDAQ SYMBOLS

Class A Shares

GSMIX

Class B Shares

GSMBX

Class C Shares

GSMUX

Institutional Shares

GSMTX

Service Shares

GSMEX

PERFORMANCE REVIEW

November 1, 2002– October 31, 2003	Fund Total Return (based on NAV)[1]	30-Day Taxable Equivalent Yield[2]	30-Day Standardized Yield[3]	Lehman Aggregate Municipal Bond Index[4]
Class A	5.10%	5.78%	3.76%	5.11%
Class B	4.32	4.91	3.19	5.11
Class C	4.25	4.91	3.19	5.11
Institutional	5.45	6.68	4.34	5.11
Service	4.97	N/A	N/A	5.11

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The Taxable Equivalent Yield of the Fund is calculated by dividing the current 30-Day Standardized Yield by 1 minus the highest 2003 federal income tax rate of 35%. The current rate was reduced from 38.6% effective January 1, 2003.

[3] The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.

[4] The Lehman Brothers Aggregate Municipal Bond Index is an unmanaged broad-based total return index composed of approximately 8,000 investment grade, fixed rate, and tax-exempt issues, with a remaining maturity of at least one year. The Index figures do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[5]

For the period ended 9/30/03	Class A	Class B	Class C	Institutional	Service
One Year	-1.28%	-2.52%	1.59%	3.80%	3.33%
Five Years	3.61	3.36	3.79	4.98	4.56
Ten Years	4.92	N/A	N/A	N/A	5.39
Since Inception	5.14	5.25	4.57	5.75	5.60
	(7/20/93)	(5/1/96)	(8/15/97)	(8/15/97)	(7/20/93)[6]

[5] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 4.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

[6] Performance data for Service Shares prior to 8/15/97 (commencement of operations) is that of Class A Shares (excluding the impact of front-end sales charges applicable to Class A Shares since Service Shares are not subject to any sales charges). Performance of Class A Shares in the Fund reflects the expenses applicable to the Fund's Class A Shares. The fees applicable to Service Shares are different from those applicable to Class A Shares which impact performance ratings and rankings for a class of shares.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

PORTFOLIO COMPOSITION AS OF 10/31/03[7]

Sector Allocation

Revenue Bonds	44.9%	Variable Rate Demand Notes	4.3%
Insured Revenue Bonds	30.1	Pre-Refunded	4.0
Insured General Obligations	10.2	Escrow to Maturity	3.2
General Obligations	5.3	Cash	-1.9[†]

Credit Allocation* (%):	AAA 50.7	AA 11.7	A 16.8	BBB 19.4	BB 1.0	B 0.4	Below B 0.2

[7] The Fund is actively managed and, as such, its composition may differ over time. Figures represent a percentage of total portfolio investments that have settled and include an offset to cash equivalents relating to all unsettled trades and, therefore, may not sum to 100%.

* Note: Reflects NRSRO (nationally recognized statistical rating organization) rating or internal rating if not rated.

[†] Negative cash figure indicates unsettled trades as of 10/31/03.

High Yield Municipal Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs High Yield Municipal Fund during the one-year reporting period that ended October 31, 2003.

Performance Review

Over the one-year period that ended October 31, 2003, the Fund's Class A, B, C, and Institutional Shares generated cumulative total returns, without sales charges, of 8.59%, 7.78%, 7.78%, and 9.02%, respectively. These returns compare to the 15.42% and 5.11% cumulative total returns of the Fund's benchmarks, the Lehman Brothers High Yield Municipal Bond Index and the Lehman Brothers Aggregate Municipal Bond Index, respectively.

The Fund's performance over the year requires explanation, as a large deviation has developed between its two benchmarks. The main difference between the returns can be explained by the performance of the Airline sector. Before the terrorist attacks on September 11, 2001, most of the major airline companies were investment grade and therefore resided in the Lehman Brothers Aggregate Municipal Bond Index. At that time, the Airline sector represented roughly 0.5% of that Index. However, post September 11, most airlines were downgraded below investment grade level and were moved to the Lehman Brothers High Yield Municipal Bond Index. In doing so, the Airline sector now constitutes approximately 16% of that Index. Over the reporting period, most airline bonds significantly rose in value from their depressed prices. Given the volatility in the Airline sector, we did not feel it was prudent to match the airline weighting in the Lehman Brothers High Yield Municipal Bond Index.

When analyzing the Fund's performance, we believe it is also instructive to look at the performance of the Lipper High Yield Municipal Fund Average, which returned 6.28% over the one-year period ended October 31, 2003. The Fund's outperformance of the Lipper average was due to strong sector and individual security selection. The Lipper High Yield Municipal Fund Average reflects the total return performance of all high yield municipal debt funds tracked by Lipper Inc., a mutual-fund research firm. Returns shown are net of expenses but do not reflect sales charges for the underlying funds. High Yield Municipal Debt Funds invest at least 50% of assets in lower-rated municipal debt issues.

Municipal Market Performance

There was a record issuance of municipal bonds during the reporting period. Low interest rates triggered a significant increase in new supply from issuers who were seeking to capitalize on attractive financing levels and refunding opportunities. At the same time, rising supply was generally met with broad-based demand from retail, mutual fund, and property and causality investors. Since mid-summer of 2003, municipals have largely outperformed their taxable fixed income counterparts, as yield ratios have begun to normalize. Elevated volatility was an additional dynamic over the previous 12 months, as fixed income investors addressed an array of market-moving events. These included geopolitical turmoil, conflicting economic signals, and Federal Reserve Board policy. These issues created periods of a flight to quality, which benefited insured AAA rated securities. In addition, lower tier investment grade and high yield municipal securities benefited from improving economic signals and investor demand for higher yielding tax-exempt investments.

Investment Objective

The Fund seeks a high level of current income that is exempt from regular federal income tax and may also consider the potential for capital appreciation.

Portfolio Composition

During the reporting period, the Fund maintained an overall credit quality of BBB and its duration was between 7.4 and 9.0 years. While the Fund's Airline weighting was less than that in the Lehman Brothers High Yield Municipal Bond Index, we increased its exposure to this sector during the period. With improving travel patterns and operational efficiencies, we believed that the Airline sector increasingly offered solid value from both a credit and a spread perspective. We also saw opportunities with primary/acute care Hospitals and Electric Utilities, as they continue to repair balance sheets and reduce leverage. Land Secured/Assessment securities continue to deliver solid income and low volatility as well. Accordingly, the Fund's largest absolute sector allocations were in Special Assessment, Electric, Health Care, and Airlines. The Fund is broadly diversified with over 400 securities spanning the entire breadth of issuer, sector, and geographic dispersion.

Portfolio Highlights

As explained above, the Fund's relative performance versus its two benchmarks highlights the significant influence of Airline-related bonds. In previous reporting periods, the Fund's outperformance versus the Lehman Brothers High Yield Municipal Bond Index was largely attributed to an underweight in the Airline segment, as carriers addressed potential insolvency. During the most recent reporting period, the rapid recovery of tax-exempt airline bonds (up 68% over the last seven months ended October 31, 2003), combined with their large weighting within the Lehman Brothers High Yield Municipal Bond Index, made for challenging performance comparisons versus that Index. Given our focus on producing superior risk adjusted returns, we are comfortable with the Fund's weighting during the reporting period. The Fund experienced positive relative returns versus the Lehman Brothers Aggregate Municipal Bond Index for all share classes.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs U.S. Fixed Income—Municipal Investment Management Team

November 10, 2003

High Yield Municipal Fund

as of October 31, 2003

Assets Under Management

$1.9 Billion

NASDAQ SYMBOLS

Class A Shares

GHYAX

Class B Shares

GHYBX

Class C Shares

GHYCX

Institutional Shares

GHYIX

PERFORMANCE REVIEW

November 1, 2002– October 31, 2003	Fund Total Return (based on NAV)[1]	30-Day Taxable Equivalent Yield[2]	30-Day Standardized Yield[3]	Lehman High Yield Municipal Bond Index[4]	Lehman Aggregate Municipal Bond Index[5]
Class A	8.59%	7.55%	4.91%	15.42%	5.11%
Class B	7.78	6.75	4.39	15.42	5.11
Class C	7.78	6.75	4.39	15.42	5.11
Institutional	9.02	8.52	5.54	15.42	5.11

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The Taxable Equivalent Yield of the Fund is calculated by dividing the current 30-Day Standardized Yield by 1 minus the highest 2003 federal income tax rate of 35%. The current rate was reduced from 38.6% effective January 1, 2003.

[3] The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.

[4] The Lehman Brothers High Yield Municipal Bond Index is an unmanaged index made up of bonds that are non-investment grade, unrated, or rated below Ba1 by Moody's Investors Service with a remaining maturity of at least one year. The Index does not include any deduction for fees, expenses or taxes.

[5] The Lehman Brothers Aggregate Municipal Bond Index is an unmanaged broad-based total return index composed of approximately 8,000 investment grade, fixed rate, and tax-exempt issues, with a remaining maturity of at least one year. The Index does not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[6]

For the period ended 9/30/03	Class A	Class B	Class C	Institutional
One Year	0.84%	-0.43%	3.75%	6.01%
Since Inception (4/3/00)	6.24	5.97	6.84	8.07

[6] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 4.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

PORTFOLIO COMPOSITION AS OF 10/31/03[7]

Sector Allocation

Revenue Bonds	85.5%	Insured General Obligations	2.6%
Insured Revenue Bonds	5.2	Pre-Refunded	0.9
Variable Rate Demand Notes	3.7	Escrow to Maturity	0.5
General Obligations	3.5	Cash	-1.9†

Credit Allocation* (%):   **AAA** 13.4   **AA** 2.1   **A** 10.4   **BBB** 16.6   **BB** 41.8   **B** 13.4   **Below B** 2.2

[7] The Fund is actively managed and, as such, its composition may differ over time. Figures represent a percentage of total portfolio investments that have settled and include an offset to cash equivalents relating to all unsettled trades and, therefore, may not sum to 100%.

* Note: Reflects NRSRO (nationally recognized statistical rating organization) rating or internal rating if not rated.

† Negative cash figure indicates unsettled trades as of 10/31/03.

Performance Summary

October 31, 2003

The following graph shows the value as of October 31, 2003, of a $10,000 investment made on October 1, 1992 (commencement of operations) in the Institutional Shares of the Goldman Sachs Short Duration Tax-Free Fund. For comparative purposes, the performance of the Fund's benchmark, the Lehman Brothers 1-3 Year Municipal Bond Index ("Lehman 1-3 Year Muni Bond Index"), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on capital gains and other taxable distributions or the redemption of fund shares. Performance of Class A, Class B, Class C and Service Shares will vary from the Institutional Shares due to differences in fees and loads. In addition to the investment adviser's decision regarding issuer/industry investment selection and allocation, other factors may affect portfolio performance. These factors include, but are not limited to, portfolio operating fees and expenses, portfolio turnover, and subscription and redemption cash flows affecting a portfolio.

Short Duration Tax-Free Fund's Lifetime Performance

Performance of a $10,000 Investment, Distributions Reinvested October 1, 1992 to October 31, 2003.



Average Annual Total Return Through October 31, 2003	Since Inception	Ten Years	Five Years	One Year
Class A (commenced May 1, 1997)				
Excluding sales charges	4.12%	n/a	3.68%	2.62%
Including sales charges	3.80%	n/a	3.26%	0.58%
Class B (commenced May 1, 1997)				
Excluding contingent deferred sales charges	3.49%	n/a	3.07%	2.01%
Including contingent deferred sales charges	3.49%	n/a	3.07%	−0.01%
Class C (commenced August 15, 1997)				
Excluding contingent deferred sales charges	3.19%	n/a	2.93%	1.86%
Including contingent deferred sales charges	3.19%	n/a	2.93%	0.85%
Institutional Class (commenced October 1, 1992)	4.36%	4.17%	4.10%	2.93%
Service Class (commenced September 20, 1994)	4.02%	n/a	3.59%	2.62%

(a) The Fund's benchmark, the Lehman Brothers 1-3 Year Municipal Bond Index, commenced on July 31, 1993. Because the new benchmark did not exist from October 1, 1992 (commencement of operations of the Fund) to July 31, 1993, the performance of the new benchmark during this period is represented by the performance of the Fund's original benchmark, the Lehman Three-Year Municipal Bond Index.

Statement of Investments

October 31, 2003

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – 93.4%			

Alabama – 1.2%

Alabama 21st Century Authority RB for Tobacco Settlement Revenue Series 2001 (A–/A1)

$ 2,135,000	5.25%	12/01/2005	$ 2,208,124

Birmingham Jefferson Alabama Civic Center Authority Special Tax Refunding Series 2002 A (FSA) (AAA/Aaa)

3,000,000	5.25	01/01/2007	3,291,810

Huntsville Alabama GO Warrants Series 1995 A (AA/Aa2)

1,635,000	6.25	02/01/2006	1,744,708

Mobile County Alabama GO Bonds Refunding Warrants Series 2002 (MBIA) (AAA/Aaa)

1,000,000	4.00	02/01/2004	1,007,170
			$ 8,251,812

Alaska – 0.2%

North Slope Boro Alaska GO for Capital Appreciation Series 2003 A (MBIA) (AAA/Aaa)@

$ 1,200,000	0.00%	06/30/2005	$ 1,170,336

Arizona – 1.8%

Arizona State Transportation Board Excise Tax RB for Maricopa County Regional Area Road Fund Series 2001 (AA/Aa2)

$ 2,000,000	5.00%	07/01/2005	$ 2,122,140

Arizona State Transportation Board RB GANS Series 2001 (MBIA) (AAA/Aaa)

1,950,000	5.25	01/01/2006	2,099,741

Maricopa County Arizona Community College District GO Bonds Project 1994 Series C (AA/Aaa)

3,235,000	5.25	07/01/2005	3,447,960

Phoenix Arizona Civic Improvement Corp. Water System RB Junior Lien Series 1996 (AA/Aaa)^

2,150,000	5.90	07/01/2006	2,392,348

Salt River Agricultural Improvement & Power District Electric System RB for Salt River Project Series A (AA/Aa2)

2,000,000	5.25	01/01/2006	2,154,460
			$ 12,216,649

Arkansas – 0.1%

Arkansas State Development Finance Authority Hospital RB for Washington Regional Medical Center Series 2000 (BBB–/Baa3)

$ 510,000	6.10%	02/01/2004	$ 513,249

California – 6.5%

California State Department Water Resources Power Supply RB Series 2002 A (BBB+/A3)

$ 5,000,000	5.50%	05/01/2005	$ 5,265,250

California State GO Bonds Series 1992 Prerefunded (FGIC) (AAA/Aaa)^

615,000	8.00	11/01/2003	615,000

California State RANS Warrants Series 2003 A (SP-1/MIG1)

20,000,000	2.00	06/16/2004	20,067,200

California State RANS Warrants Series 2003 B (SP-1/MIG1)

5,000,000	2.00	06/16/2004	5,016,800

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			

California – (continued)

Fremont California COPS Refining Project Series 2003 (AMBAC) (SPA – Dexia Credit Local) (AAA/Aaa)—#

$ 4,600,000	1.70%	08/01/2005	$ 4,618,124

Golden State Tobacco Securitization Corp. California Tobacco Settlement RB Series 2003 B (BBB–/Baa1)

2,000,000	5.00	06/01/2010	2,140,680

Los Angeles California Waste Water System RB Series 2003 (FSA) (AAA/Aaa)

3,000,000	5.00	06/01/2007	3,326,250

Santa Clara County California Financing Authority RB Measure B Transportation Improvement Program Series 2003 (A2)

1,550,000	5.00	08/01/2006	1,678,898

Santa Clara County California Financing Authority Special Obligation RB Measure B Transportation Improvement Program Series 2003 (A2)

400,000	5.00	08/01/2005	423,788

Truckee-Donner Public Utility District of California COPS Series A (ACA) (A)

1,000,000	3.50	01/01/2006	1,028,910
			$ 44,180,900

Colorado – 0.2%

Colorado Department of Transportation RANS Series A (MBIA) (AAA/Aaa)

$ 1,000,000	5.50%	06/15/2006	$ 1,097,710

Connecticut – 0.4%

Connecticut State GO Bonds Series 2003 C (AA/Aa3)

$ 1,000,000	4.00%	05/01/2005	$ 1,040,590

Connecticut State GO Bonds Unrefunded Balance Series E (AA/Aa3)

2,000,000	4.75	03/15/2007	2,050,880
			$ 3,091,470

Florida – 2.3%

Escambia County Florida Health Facilities Authority RB Ascension Health Credit Series 2003 A (AA/Aa2)

$ 1,700,000	2.50%	11/15/2005	$ 1,726,996

Florida State Board of Education GO Bonds for Public Education Series 1998 B (AA+/Aa2)

2,000,000	6.00	06/01/2006	2,218,200

Jacksonville Florida Sales Tax RB Series 2001 (AMBAC) (AAA/Aaa)

2,805,000	5.00	10/01/2004	2,905,083

Leesburg Florida Hospital RB for Leesburg Regional Medical Center Project Series 2003 A (A/A2)

1,820,000	5.00	07/01/2008	1,928,490

Miami Dade County Florida School Board COPS Series 2003 A (MBIA) (AAA/Aaa)—

6,000,000	5.00	08/01/2008	6,596,640
			$ 15,375,409

Principal Amount	Interest Rate	Maturity Date	Value

Debt Obligations – (continued)

Georgia – 2.4%

Atlanta Georgia GO Bonds Series 1994 A (AA–/Aa3)^

| $ 1,000,000 | 6.13% | 12/01/2004 | $ 1,073,960 |

Atlanta Georgia RB for Airport and Marina Improvements Series 2000 A (FGIC) (AAA/Aaa)^

| 2,500,000 | 5.50 | 01/01/2010 | 2,881,800 |

Atlanta Georgia Refunding RB for Airport and Marina Improvements Series 2003 A (MBIA) (AAA/Aaa)

| 1,500,000 | 4.50 | 01/01/2005 | 1,557,150 |

Bartow County Georgia GO Bonds Sales Tax Series 2003 (MBIA) (AAA/Aaa)

| 4,000,000 | 5.00 | 02/01/2006 | 4,293,240 |

Gwinnett County Georgia School District GO Bonds Refunding Series 2002 (AA+/Aaa)

| 1,835,000 | 4.50 | 02/01/2006 | 1,950,275 |

Hall County Georgia School District GO Bonds Series 1994 (AMBAC) (AAA/Aaa)^

| 1,500,000 | 6.70 | 12/01/2004 | 1,620,120 |

Metropolitan Atlanta Rapid Transit Authority Sales Tax RB Series 2001 (AA–/A1)

| 3,000,000 | 5.00 | 07/01/2004 | 3,075,780 |
| | | | $ 16,452,325 |

Idaho – 0.4%

Boise-Kuna Idaho Irrigation District (AMBAC) (AAA/Aaa)

| $ 2,750,000 | 5.00% | 07/01/2006 | $ 2,982,348 |

Illinois – 4.2%

Chicago Illinois Park District Harbour Facilities RB for Airport and Marina Improvements Series 2000 (XLCA) (AAA/Aaa)^

| $ 4,610,000 | 5.65% | 01/01/2011 | $ 5,309,198 |

Chicago Illinois Tax Increment RB for Central Loop Redevelopment Series 2000 A (ACA) (A)

| 1,000,000 | 6.50 | 12/01/2006 | 1,113,790 |

Chicago Illinois Transit Authority RB Capital Grantor Receipts Series 2003 A (AMBAC) (AAA/Aaa)

| 5,000,000 | 4.00 | 06/01/2005 | 5,079,550 |

Illinois Development Finance Authority RB for Revolving Fund Master Trust Series 2002 (Aaa)

| 2,500,000 | 5.00 | 03/01/2007 | 2,733,925 |

Illinois Educational Facilities Authority RB for Loyola University Chicago Series 1991 A (ETM) (AAA)

| 1,500,000 | 7.00 | 07/01/2007 | 1,710,120 |

Illinois Health Facilities Authority RB for University of Chicago Hospital & Health Series 2003 (MBIA) (AAA/Aaa)

| 1,400,000 | 4.00 | 08/15/2005 | 1,463,420 |
| 1,325,000 | 5.00 | 08/15/2006 | 1,436,711 |

Illinois State GO Bonds First Series 2002 (MBIA) (AAA/Aaa)

| 2,000,000 | 5.00 | 07/01/2005 | 2,121,120 |

Illinois State GO Bonds Refunding First Series 2002 (MBIA) (AAA/Aaa)

| 3,000,000 | 5.25 | 08/01/2010 | 3,375,360 |

Principal Amount	Interest Rate	Maturity Date	Value

Debt Obligations – (continued)

Illinois – (continued)

Metropolitan Pier & Exposition Authority Illinois Dedicated State Tax RB for McCormick Place Expansion Series 2002 A (MBIA) (AAA/Aaa)

| $ 2,875,000 | 5.25% | 06/15/2010 | $ 3,227,274 |

Metropolitan Pier and Exposition Authority Hospitality Facilities RB for McCormick Place Series 1996 (ETM) (AAA/Aaa)

| 730,000 | 5.75 | 07/01/2006 | 775,413 |
| | | | $ 28,345,881 |

Indiana – 1.8%

Indiana Bond Bank RB Common School Fund Advance Purchase Funding Series 2001 (AMBAC) (AAA/Aaa)

| $ 1,750,000 | 5.00% | 02/01/2005 | $ 1,829,730 |

Indiana Health Facilities Financing Authority Hospital RB for Community Foundation Northwest Industry Series 2001 A (BBB–)

| 500,000 | 5.50 | 08/01/2006 | 514,920 |

IPS School Building Corp. RB for Indiana First Mortgage Series 1994 (AAA)^

| 4,750,000 | 6.10 | 07/15/2004 | 5,012,200 |

Lawrenceburg Indiana PCRB for Indiana Michigan Power Co. Project Series 2003 F (BBB/Baa2)—#

| 5,000,000 | 2.63 | 10/01/2006 | 4,964,650 |
| | | | $ 12,321,500 |

Kentucky – 0.6%

Kentucky Economic Development Finance Authority RB for Norton Healthcare Inc. Series 2000 C (MBIA) (AAA/Aaa)§

| $ 1,775,000 | 0.00/5.25% | 10/01/2007 | $ 1,772,426 |

Kentucky State Property & Building Community RB for Project No. 74 Series 2002 (A+/Aa3)

| 2,000,000 | 5.25 | 02/01/2005 | 2,097,740 |
| | | | $ 3,870,166 |

Louisiana – 0.6%

Louisiana State GO Bonds Series 1998 A (AMBAC) (AAA/Aaa)

| $ 1,850,000 | 5.50% | 04/15/2005 | $ 1,960,815 |

Louisiana State GO Bonds Series 1994 A (AMBAC) (AAA/Aaa)^

| 2,080,000 | 6.00 | 05/01/2004 | 2,172,206 |
| | | | $ 4,133,021 |

Maine – 0.9%

Maine Health & Higher Educational Facilities Authority RB Series 1994 B (FSA) (AAA/Aaa)^

| $ 2,695,000 | 7.10% | 07/01/2004 | $ 2,856,026 |

Maine State COPS Series 2003 C (AA)

1,235,000	1.75	06/01/2004	1,239,138
1,000,000	3.50	06/01/2007	1,043,710
1,000,000	4.00	06/01/2008	1,058,280
			$ 6,197,154

Statement of Investments (continued)

October 31, 2003

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Maryland – 3.7%			
Anne Arundel County Maryland GO Bonds Series 2003 (AA+/Aa1)			
$ 5,000,000	5.00%	03/01/2006	$ 5,401,400
Maryland State GO Bonds Capital Improvement State and Local Facilities 1st Series 2003 A (AAA/Aaa)			
15,000,000	5.25	03/01/2006	16,282,350
Maryland State GO Bonds State & Local Facilities Loan 2nd Series 2001 (AAA/Aaa)			
3,000,000	5.00	07/15/2005	3,191,130
			$ 24,874,880
Massachusetts – 3.9%			
Boston Massachusetts BANS Series 2002 A (SP-1+/MIG1)			
$ 1,000,000	3.50%	02/01/2006	$ 1,043,630
Framingham Massachusetts GO BANS (MIG1)			
2,500,000	2.50	03/01/2005	2,543,150
Massachusetts State GO Bonds Consumer Loan Series 1996 A (MBIA) (AAA/Aaa)^			
2,000,000	5.13	01/01/2006	2,170,300
Massachusetts State GO Bonds Refunding Series 2003 C (XLCA) (AAA/Aaa)			
16,310,000	5.00	12/01/2006	17,847,544
Massachusetts State Health & Educational Facilities Authority RB for Harvard Pilgrim Health Series 1998 A (FSA) (AAA/Aaa)			
2,000,000	5.25	07/01/2009	2,227,480
Massachusetts State Health & Educational Facilities Authority RB for Partners Healthcare Series 2003 E (AA–/Aa3)			
700,000	3.00	07/01/2005	716,751
			$ 26,548,855
Michigan – 2.0%			
Detroit Michigan Series 1995 (FGIC) (AAA/Aaa)			
$ 1,500,000	6.25%	04/01/2005	$ 1,605,240
Holly Michigan Area School District GO Bonds Refunding Series 1995-1999 (FGIC)(Q-SBLF) (AAA/Aaa)^			
6,850,000	5.63	05/01/2005	7,361,147
Michigan Municipal Bond Authority RB for Clean Water Revolving Fund Series 1998 (AAA/Aaa)			
1,310,000	5.00	10/01/2004	1,356,505
University of Michigan RB Refunding General Series 2003 (AA+/Aaa)			
1,500,000	4.00	04/01/2005	1,557,930
Waterford Michigan School District GO Bonds Series 1995 (FGIC) (Q-SBLF) (AAA/Aaa)^			
1,900,000	6.10	06/01/2004	1,974,252
			$ 13,855,074

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Minnesota – 3.1%			
Dakota County Minnesota GO Bonds Series 2003 A (AA+/Aa1)			
$ 1,895,000	5.00%	02/01/2007	$ 2,076,124
Minneapolis Minnesota Health Care Systems RB for Fairview Health Services Series 2002 B (MBIA) (AAA/Aaa)			
1,430,000	5.13	05/15/2008	1,590,546
Minnesota State GO Bonds Series 1996 (AAA/Aa1)			
1,000,000	5.50	05/01/2005	1,062,960
Minnesota State GO Bonds Refunding Series 2003 (AAA/Aa1)			
10,000,000	2.00	08/01/2005	10,123,300
6,000,000	4.50	08/01/2006	6,452,580
			$ 21,305,510
Mississippi – 1.7%			
Mississippi State GO Bonds for Public, University & College Improvements Series 1998 (AA/Aaa)^			
$ 5,120,000	5.00%	06/01/2008	$ 5,716,633
Mississippi State GO Bonds Refunding Series 1978 (ETM) (AAA/Aaa)			
5,290,000	6.20	02/01/2008	6,050,332
			$ 11,766,965
Missouri – 0.2%			
Cameron Missouri IDA Health Facilities RB for Cameron Community Hospital Series 2000 (ACA)(A)			
$ 980,000	5.88%	12/01/2006	$ 1,070,817
Nevada – 4.7%			
Carson City Hospital RB for Carson – Tahoe Hospital Project Series 2002 (BBB+)			
$ 1,415,000	5.25%	09/01/2005	$ 1,456,629
Clark County Airport RB Sub Lien Series 1998 A (MBIA) (AAA/Aaa)			
1,250,000	6.00	07/01/2008	1,432,425
Clark County Nevada School District GO Bonds Refunding Series 2003 A (FGIC) (AAA/Aaa)			
10,000,000	5.00	06/01/2006	10,842,800
Las Vegas Valley Nevada Water District GO Bonds Refunding Water & Improvement Series 2003 A (FGIC) (AAA/Aaa)			
5,000,000	5.00	06/01/2005	5,291,750
Las Vegas Valley Nevada Water District GO Bonds Refunding Series 2003 B (MBIA) (AAA/Aaa)			
6,375,000	5.00	06/01/2007	7,028,756
Nevada Department of Business and Industry Capital Appreciation RB for Las Vegas Monorail Series 2000 (AMBAC) (AAA/Aaa)@			
800,000	0.00	01/01/2007	738,984
Nevada State GO Bonds Series 1995 C (ETM) (AA/Aa2)			
1,475,000	6.50	05/01/2005	1,589,563
Reno Nevada GO Bonds Refunding Capital Improvement Series 2003 (FGIC) (AAA/Aaa)			
2,465,000	4.00	04/01/2004	2,495,024
Washoe County Gas and Water Facilities RB for Sierra Pacific Power Co. Series 1987 (AMBAC) (AAA/Aaa)			
1,300,000	6.30	12/01/2014	1,323,803
			$ 32,199,734

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
New Hampshire – 0.2%			
New Hampshire Health and Educational Authority Hospital RB for Elliot Hospital Series 2001 (Baa1)⌢			
$ 700,000	5.25%	10/01/2004	$ 711,774
New Hampshire Higher Educational and Health Facilities Authority RB for Frisbie Memorial Hospital Series 1993 (A3)			
750,000	6.13	10/01/2013	767,985
			$ 1,479,759
New Jersey – 2.8%			
New Jersey Economic Development Authority RB First Mortgage Keswick Pines Project Series 1993 (AAA/Aaa)^			
$ 1,920,000	8.75%	01/01/2004	$ 1,990,541
New Jersey Economic Development Authority RB for Market Transition Facility Series 2001 A (MBIA) (AAA/Aaa)			
2,900,000	5.00	07/01/2005	3,073,652
New Jersey Health Care Facilities Financing Authority RB for South Jersey Hospital Series 2002 (SPA – Merrill Lynch Capital Services) (Baa1)			
2,555,000	5.00	07/01/2005	2,685,560
New Jersey State Educational Facilities Authority RB for Fairleigh Dickinson University Series 2002 D (ACA) (A)			
335,000	5.00	07/01/2005	352,624
355,000	5.00	07/01/2006	379,449
New Jersey State Transit Corp. RB for Capital GANS Series 2000 B (AMBAC) (AAA/Aaa)			
2,000,000	5.50	02/01/2005	2,105,400
New Jersey State Transportation Trust Fund Authority RB for Transportation Systems Series 1995 B (MBIA) (AAA/Aaa)^			
2,000,000	5.75	06/15/2005	2,183,300
New Jersey State Turnpike Authority RB Series 2000 A Prerefunded (ETM) (MBIA) (AAA/Aaa)			
630,000	5.50	01/01/2007	696,478
New Jersey State Turnpike Authority RB Series 2000 A Unrefunded Balance (MBIA) (AAA/Aaa)			
4,520,000	5.50	01/01/2007	4,999,843
Tobacco Settlement Financing Corp. RB Series 2003 (BBB/Baa2)			
1,000,000	4.38	06/01/2019	928,550
			$ 19,395,397
New Mexico – 0.7%			
New Mexico State GO Bonds Capital Projects Series 2003 (AA+/Aa1)			
$ 3,350,000	5.00%	03/01/2006	$ 3,602,188
New Mexico State University RB Refunding & Improvement Series 2003 (FSA) (AAA/Aaa)			
1,080,000	5.00	04/01/2008	1,196,305
			$ 4,798,493
New York – 13.7%			
Delhi New York Central School District GO BANS Series 2003 (MIG1)			
$ 4,800,000	1.38%	06/25/2004	$ 4,807,776
Nassau County GO Bonds Series 1997 A (FGIC) (AAA/Aaa)			
900,000	5.00	07/01/2004	923,634
Debt Obligations – (continued)			
New York – (continued)			
New York City Health & Hospital Corp. RB for Health System Series 2003 A (AMBAC) (AAA/Aaa)			
$ 5,000,000	5.00%	02/15/2006	$ 5,365,850
New York City IDA Civic Facilities RB for Polytechnical University Project (BB+/Ba1)			
200,000	5.10	11/01/2005	204,358
250,000	5.20	11/01/2007	251,070
New York City Municipal Water Finance Authority RB for Water and Sewer Systems Series 1993 B (AA/Aa2)^			
1,000,000	5.20	06/15/2004	1,034,010
New York City Municipal Water Finance Authority RB for Water and Sewer Systems Series 1997 B (MBIA) (AAA/Aaa)			
10,000,000	5.80	06/15/2029	11,290,500
New York GO Bonds Series 1995 D (A/Aaa)^			
1,500,000	6.00	02/15/2005	1,606,365
New York GO Bonds Series 1995 E (ETM) (A2)			
1,340,000	6.50	02/15/2004	1,360,248
New York GO Bonds Series 1995 E Unrefunded Balance (A2)			
125,000	6.50	02/15/2004	126,871
New York GO Bonds Refunding Series 1996 A (MBIA) (AAA/Aaa)			
500,000	6.25	08/01/2008	559,015
New York GO Bonds Refunding Series 2002 C (A/A2)			
2,500,000	5.25	08/01/2010	2,738,475
New York State Dormitory Authority Lease RB for Court Facilities Series 2003 A (A/A3)			
4,090,000	5.00	05/15/2007	4,436,055
New York State Dormitory Authority RB for City University System Construction 4th Generation Series 2003 A (AA–)			
6,350,000	5.00	07/01/2007	6,940,614
New York State Dormitory Authority RB for City University System 5th Generation Series 2003 A (AA–)			
1,250,000	5.00	01/01/2006	1,332,250
3,250,000	5.00	01/01/2007	3,522,740
New York State Dormitory Authority RB for North Shore Long Island Jewish Group Series 2003 (A3)			
250,000	4.00	05/01/2005	258,230
575,000	5.00	05/01/2006	609,764
460,000	5.00	05/01/2007	490,572
New York State Dormitory Authority RB for State University Educational Facilities Series 1997 (AA–/A3)^			
9,700,000	5.13	05/15/2008	10,981,661
New York State GO Bonds Refunding Series 1995 C (AA/A2)			
2,000,000	6.00	10/01/2004	2,089,160
New York State Power Authority Revenue & General Purpose RB Series 1998 A (AA–/Aa2)			
2,000,000	5.50	02/15/2006	2,173,740
New York State Thruway Authority Service Contract RB for Local Highway & Bridge Series 2002 (AA–/A3)			
2,000,000	5.00	04/01/2006	2,146,540
New York State Urban Development Corp. RB for Correctional & Youth Facilities Services Series 2003 A (AA–)⌢			
5,750,000	5.25	01/01/2009	6,327,415

Statement of Investments (continued)

October 31, 2003

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
New York – (continued)			
New York State Urban Development Corp. RB Series 2002 A (AA–)			
$ 1,000,000	5.00%	01/01/2005	$ 1,042,280
Orange County New York Industrial Development Agency Life Care Community RB for The Glen Arden Income Project Series 1994 (AAA)^			
4,000,000	8.88	01/01/2005	4,422,320
Otsego County New York Industrial Development Agency Civic Facilities RB for Hartwick College Project Series 2002 A (Baa3)			
585,000	4.25	07/01/2004	593,746
610,000	4.75	07/01/2005	633,216
Tobacco Settlement Financing Corp. RB Asset Backed Series 2003-A-1 (AA–)			
5,000,000	5.00	06/01/2008	5,397,950
Triborough Bridge & Tunnel Authority Revenues & General Purpose RB Series 1997 SR (ETM) (AA–/Aa3)			
9,265,000	5.00	01/01/2007	9,777,910
			$ 93,444,335
North Carolina – 3.4%			
North Carolina Eastern Municipal Power RB Refunding Series 1996 A (MBIA) (AAA/Aaa)			
$ 2,000,000	6.00%	01/01/2006	$ 2,190,600
North Carolina Eastern Municipal Power RB Refunding Series 2003 C (BBB/Baa3)			
1,190,000	5.00	01/01/2008	1,269,754
North Carolina GO Bonds for Public Improvement Series 2001 A (AAA/Aa1)			
1,000,000	4.50	03/01/2004	1,011,410
North Carolina Municipal Power Agency No. 1 Catawba Electric RB Series 2003 A (BBB+/Baa1)			
2,000,000	5.00	01/01/2005	2,070,720
North Carolina State GO Bonds for Public Improvement Series 2001 A (AAA/Aa1)			
5,725,000	4.50	03/01/2007	6,186,492
North Carolina State GO Bonds Refunding Series 2003 D (AAA/Aa1)			
10,000,000	4.00	02/01/2006	10,534,600
			$ 23,263,576
Ohio – 2.9%			
Cleveland Ohio City School District RANS Series 1997 (AMBAC) (AAA/Aaa)			
$ 2,000,000	5.50%	06/01/2006	$ 2,191,520
Cleveland Ohio Waterworks RB Series 2001 J (AA–/Aa3)			
1,750,000	5.00	01/01/2004	1,760,850
Ohio Air Quality Development Authority RB for Ohio Edison Co. Pollution Control Project Series 1999 C (BBB–/Baa2)⌐			
1,000,000	5.80	12/01/2004	1,032,850
Ohio GO Bonds for Higher Educational Capital Facilities Series 2000 A (AA+/Aa1)			
2,000,000	5.00	02/01/2004	2,019,060
1,775,000	5.00	02/01/2007	1,942,312

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Ohio – (continued)			
Ohio State Air Quality Development Authority RB for Ohio Edison Project Series 1999 B (BBB)⌐			
$ 3,750,000	2.25%	06/01/2005	$ 3,717,900
Ohio State Common Schools GO Bonds Series 2003 (AA+/Aa1)			
1,000,000	4.00	06/15/2005	1,041,270
Ohio State GO Bonds for Capital Appreciation Refunding & Improvement Series 2003 E (AA+/Aa1)@			
1,000,000	0.00	08/01/2004	990,910
Ohio State Water Development Authority PCRB Refunding Cleveland Electric Series 1998 A (BBB/Baa2)⌐			
3,005,000	3.40	10/01/2004	3,024,442
Ohio State Water Development Authority RB for Refunding Water Development Pure Water (AMBAC) (AAA/Aaa)			
1,000,000	5.00	06/01/2006	1,083,220
Ohio Water Development Authority RB for Safe Water Series 1997 (AMBAC) (AAA/Aaa)			
1,000,000	5.25	12/01/2004	1,044,110
			$ 19,848,444
Oklahoma – 0.1%			
Grand River Dam Authority RB Series 1993 (BBB+/A2)			
$ 750,000	5.75%	06/01/2006	$ 819,173
Oregon – 0.5%			
Marion County GO Bonds for School District No. 103C Woodburn Series 1995 A (FGIC) (AAA/Aaa)^			
$ 3,100,000	5.65%	11/01/2005	$ 3,362,632
Pennsylvania – 6.2%			
Delaware County IDA PCRB for Peco Energy Co. Project Series 1999 A (BBB+/A3)⌐			
$ 500,000	5.20%	10/01/2004	$ 516,065
Delaware River Port Authority Pennsylvania & New Jersey RB Refunding Port District Project Series 2001 A (FSA) (AAA/Aaa)			
5,085,000	5.25	01/01/2008	5,680,453
Harrisburg Pennsylvania Authority RB for Pooled Bond Program Series 1996 I (MBIA) (AAA/Aaa)^			
3,000,000	5.63	04/01/2006	3,345,330
Lycoming County Authority Hospital RB for Williamsport Hospital Obligation Group Series 1995 (Connie Lee Insurance) (AAA)			
2,250,000	6.00	11/15/2005	2,350,800
Montgomery County Pennsylvania Higher Education & Health Authority Hospital RB for Abington Memorial Hospital RMKT-7/15/03 Series 1993 A (AMBAC) (AAA/Aaa)			
1,985,000	6.00	06/01/2006	2,194,140
2,105,000	6.00	06/01/2007	2,382,965
2,230,000	6.00	06/01/2008	2,562,404
Pennsylvania GO Bonds First Series 2001 (AA/Aa2)			
2,000,000	5.00	01/15/2005	2,090,560
1,000,000	5.00	01/15/2010	1,110,400
Pennsylvania GO Bonds Series 2002 (AA/Aa2)			
2,000,000	5.00	02/01/2006	2,148,780

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Pennsylvania – (continued)			
Pennsylvania Hills Township GO Bonds Series 1995 (AMBAC) (AAA/Aaa)			
$ 750,000	5.00%	12/01/2006	$ 801,600
Pennsylvania State GO Bonds First Series 2003 (MBIA) (AAA/Aaa)			
5,000,000	5.00	01/01/2005	5,220,250
Pennsylvania State Higher Educational Facilities Authority RB for Widener University Series 2003 (BBB+)			
795,000	5.00	07/15/2008	857,328
1,000,000	5.00	07/15/2009	1,077,140
Pennsylvania State Higher Educational Facilities Authority RB Series 2003 X (AMBAC) (Aaa)			
2,820,000	5.00	06/15/2006	3,057,388
Pennsylvania State IDA RB for Economic Development Series 1996 (AMBAC) (AAA/Aaa)			
4,000,000	6.00	07/01/2007	4,547,560
Philadelphia Water and Wastewater RB Series 1999 (AMBAC) (AAA/Aaa)			
750,000	5.00	12/15/2006	823,717
Sayre Health Care Facilities Authority RB for Guthrie Health Issue Series 2002 B (A–)			
1,020,000	2.75	12/01/2003	1,021,163
Southern Chester County Health & Higher Education Authority Mortgage RB for Medical Center Project Series 1998^			
290,000	5.25	06/01/2004	296,879
			$ 42,084,922
Puerto Rico – 2.6%			
Puerto Rico Commonwealth GO Bonds Refunding for Public Improvement Series 2003 C (MBIA) (AAA/Aaa)ↄ			
$ 5,000,000	5.00%	07/01/2008	$ 5,530,450
Puerto Rico Commonwealth GO Bonds Refunding Series 2002 (A–/Baa1)			
1,000,000	5.00	07/01/2004	1,024,920
Puerto Rico Commonwealth GO Bonds Series 1993 (MBIA) (AAA/Aaa)			
4,000,000	5.50	07/01/2008	4,549,360
Puerto Rico Commonwealth Highway & Transportation Authority RB Series 2003 AA (A/Baa1)			
3,000,000	5.00	07/01/2005	3,161,880
Puerto Rico Public Buildings Authority RB GTD for Government Facilities Series 1997 B (MBIA) (AAA/Aaa)			
3,000,000	4.55	07/01/2005	3,161,160
			$ 17,427,770
South Carolina – 1.1%			
South Carolina GO Bonds for Capital Improvement Series 2001 B (AAA/Aaa)			
$ 1,000,000	5.50%	04/01/2005	$ 1,059,740
South Carolina Jobs Economic Development Authority Hospital Facilities RB for Palmetto Health Alliance Refunding Series 2003 A (BBB/Baa2)			
265,000	4.00	08/01/2004	267,650
290,000	4.25	08/01/2005	298,175
370,000	4.50	08/01/2006	381,618

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
South Carolina – (continued)			
South Carolina State GO Bonds for Capital Improvement Series 2003 C (AAA/Aaa)			
$ 3,000,000	4.00%	01/01/2006	$ 3,154,320
South Carolina State Public Service Authority RB Refunding Series 2002 D (FSA) (AAA/Aaa)			
2,000,000	5.00	01/01/2009	2,226,620
			$ 7,388,123
Tennessee – 0.2%			
Johnson City Health and Educational Facilities Board Hospital RB for First Mortgage Mountain States Series 2001 B (Baa2)			
$ 1,175,000	5.25%	07/01/2004	$ 1,179,042
Texas – 5.7%			
Arlington Texas Independent School District GO Bonds for Capital Appreciation Refunding Series 2003 (PSF-GTD) (Aaa)@			
$ 1,500,000	0.00%	02/15/2005	$ 1,473,495
Austin Texas Utility System Revenue RB Refunding Combination Series 1995 (MBIA) (AAA/Aaa)^			
5,000,000	5.60	05/15/2005	5,330,450
Austin Texas Water & Wastewater Systems RB Refunding Series 2002 A (AMBAC) (AAA/Aaa)			
2,500,000	5.00	11/15/2004	2,599,625
Fort Worth Texas GO Bonds Refunding Series 2002 A (AA+/Aa1)			
5,500,000	4.00	03/01/2004	5,553,075
Fort Worth Texas Water & Sewer Revenue RB for Refunding & Improvement Series 1998 (AA/Aa2)			
5,000,000	5.00	02/15/2007	5,461,800
Fort Worth Texas Water & Sewer Revenue RB for Refunding & Improvement Series 2003 (AA/Aa2)			
4,000,000	5.00	02/15/2006	4,294,520
Harris County Texas Health Facilities Development Corp. RB for Christus Health Series 1999 A (MBIA) (AAA/Aaa)			
3,000,000	5.25	07/01/2007	3,279,810
Houston Texas GO Bonds Refunding Series 1997 A (AA–/Aa3)			
2,425,000	5.50	03/01/2004	2,460,041
Odessa Texas Junior College District RB Refunding Series 1995 A (AAA/Aaa)^			
2,000,000	8.13	06/01/2005	2,239,780
Sabine River Authority PCRB for TXU Electric Co. Project Series 2001 C (BBB/Baa2)ↄ			
1,000,000	4.00	11/01/2003	1,000,000
Sam Rayburn Texas Municipal Power Agency RB Refunding (Radian) (AA/Baa2)			
2,000,000	5.00	10/01/2008	2,199,740
San Antonio Electric and Gas RB Refunding Systems Series 2001 (AA+/Aa1)			
1,000,000	5.00	02/01/2004	1,009,530

Statement of Investments (continued)

October 31, 2003

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Texas – (continued)			
Titus County Fresh Water RB for Southwestern Electric Power Co. Series 1991 A (Baa1)			
$ 1,445,000	8.20%	08/01/2011	$ 1,465,302
Tyler Texas Health Facilities Development Corp. Hospital RB for Mother Frances Hospital Series 2003 (Baa1)			
750,000	3.00	07/01/2004	754,650
			$ 39,121,818
Utah – 1.0%			
Utah Building Ownership Authority Lease RB for Capital Appreciation Series 1998 B (FSA) (AAA/Aaa)@			
$ 2,000,000	0.00%	05/15/2005	$ 1,948,640
Utah County Utah Hospital RB for IHC Health Services Inc. Series 2002 (AA+/Aa2)			
1,500,000	5.00	05/15/2005	1,578,990
Utah State GO Bonds Series 2002 A (AAA/Aaa)			
3,000,000	5.00	07/01/2005	3,185,250
			$ 6,712,880
Virginia – 6.0%			
Fairfax County Sewer RB Series 1993 (AMBAC) (AAA/Aaa)			
$ 2,110,000	5.45%	11/15/2008	$ 2,154,837
Fairfax County Virginia GO Bonds Series 2003 B (AAA/Aaa)			
7,445,000	3.00	06/01/2007	7,715,998
Loudoun County for Public Improvement Series 2001 C (AA+/Aa1)			
1,250,000	5.25	11/01/2006	1,381,863
Loudoun County Virginia GO Bonds for Refunding & Public Improvement Series 2002 A (AA+/Aa1)			
1,500,000	5.00	05/01/2004	1,529,490
Peninsula Ports Authority Virginia Coal Term RB Refunding for Dominion Term Association Project Series 2003 (BBB+/Baa1)			
2,750,000	3.30	10/01/2008	2,749,257
Virginia Beach Development Authority Public Facility RB Series 2003 A (AA/Aa3)			
6,540,000	5.00	12/01/2010	7,293,408
6,780,000	5.00	12/01/2011	7,511,359
Virginia Beach GO Bonds for Public Improvement Refunding Series 2003 A (AA+/Aa1)			
2,500,000	5.50	05/01/2008	2,828,225
Virginia Beach GO Bonds for Public Improvement Refunding Series 2003 B (AA+/Aa1)			
2,960,000	5.50	05/01/2008	3,348,618
Virginia College Building Authority Educational Facilities RB for 21st Century College Program Series 1999 (AA+/Aa1)			
2,000,000	4.75	02/01/2004	2,018,100
Virginia Commonwealth Transportation Board RANS for Federal Highway Reimbursement Series 2000 (AA+/Aa2)			
1,000,000	5.50	10/01/2006	1,107,870
Winchester IDA Educational Facilities RB for First Mortgage Shenandoah University Series 1994 (Radian) (AA)^			
1,000,000	6.75	10/01/2004	1,071,700
			$ 40,710,725

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Washington – 1.5%			
Clark County Washington School District No. 037 Vancouver GO Bonds Refunding Series 2003 B (Aa1)			
$ 1,790,000	4.00%	06/01/2005	$ 1,850,198
Washington State Health Care Facilities Authority RB for Multicare Health Systems Series 1998 (MBIA) (Aaa)			
2,000,000	5.00	08/15/2005	2,122,300
Washington State Public Power Supply RB Refunding Series 1997 A (AMBAC) (AAA/Aaa)			
1,000,000	5.00	07/01/2006	1,081,510
Washington State Public Power Supply System Nuclear Project No. 2 RB Series 1990 C (MBIA-IBC) (AAA/Aaa)@			
5,000,000	0.00	07/01/2005	4,873,000
			$ 9,927,008
West Virginia – 0.3%			
West Virginia Higher Education Political Community RB for University Facilities Refunding Series 2003 A (MBIA) (AAA/Aaa)			
$ 1,680,000	5.00%	04/01/2006	$ 1,810,519
Wisconsin – 1.3%			
Badger Power Marketing Authority Inc. Transmission Delivery Facilities RB Series 1993 Prerefunded (ETM) (AMBAC) (AAA/Aaa)			
$ 245,000	5.30%	10/01/2008	$ 267,964
Badger Power Marketing Authority Inc. Transmission Delivery Facilities RB Series 1993 Unrefunded Balance (AMBAC) (AAA/Aaa)			
1,205,000	5.30	10/01/2008	1,313,534
Wisconsin GO Bonds Series 1992 (AA–/Aa3)			
1,300,000	6.10	05/01/2004	1,332,188
Wisconsin GO Bonds Series 2000 A (AA–/Aa3)			
2,000,000	5.50	05/01/2005	2,119,700
Wisconsin State Health & Educational Facilities Authority RB for Gundersen Lutheran Hospital Series 2003 A (FSA) (AAA/Aaa)			
1,000,000	5.00	02/15/2007	1,091,030
Wisconsin State Health & Educational Facilities Authority RB for Wheaton Franciscan Services Series 2003 A (A/A2)			
300,000	3.00	08/15/2004	302,754
500,000	4.00	08/15/2005	517,725
1,555,000	4.00	08/15/2006	1,614,619
			$ 8,559,514
Wyoming – 0.3%			
Platte County PCRB for Basin Electric Power Series 1994 (AMBAC) (AAA/Aaa)			
$ 1,975,000	4.95%	01/01/2006	$ 2,112,855
TOTAL DEBT OBLIGATIONS			
(Cost $630,740,655)			$ 635,268,750

Principal Amount	Interest Rate	Maturity Date	Value
Other Municipals – 0.7%			
Other Municipals – 0.7%			
Municipal Mortgage & Equity LLC for 1999 A Tax-Exempt MF Hsg. Certificates Series 1999 (A-1)⌣			
$ 5,000,000	4.95%	08/15/2005	$ 5,095,150
TOTAL OTHER MUNICIPALS (Cost $5,078,835)			$ 5,095,150
Short Term Investments – 3.2%			
Indiana – 0.1%			
Indiana Health Facility Financing Authority Hospital RB VRDN for Clarian Health Obligation Series 2000 B (SPA – JP Morgan Chase & Co.) (A-1+/VMIG1)#			
$ 1,100,000	1.15%	11/03/2003	$ 1,100,000
Michigan – 0.7%			
Michigan State Hospital Finance Authority RB VRDN Refunding for Bon Secours Health Series 2002 B (FSA) (AAA/Aaa)#			
$ 4,600,000	1.15%	11/03/2003	$ 4,600,000
New York – 0.3%			
New York GO Bonds VRDN Subseries 1993 E2 (LOC — JP Morgan Chase & Co.) (A-1+/VMIG1)#			
$ 1,800,000	1.13%	11/03/2003	$ 1,800,000
North Carolina – 0.3%			
North Carolina Medical Care Community Hospital RB VRDN for Caremont Health Subseries 2003 A (MBIA) (AAA/Aaa)#			
$ 1,800,000	1.03%	11/05/2003	$ 1,800,000
Virginia – 0.2%			
Henrico County Virginia Economic Development Authority RB VRDN for Bon Secours Health System Series 2002 B (MBIA) (AAA/Aaa)#			
$ 1,550,000	1.15%	11/03/2003	$ 1,550,000
Wisconsin – 1.6%			
Wisconsin State Health and Educational Facilities Authority RB VRDN for Ministry Health Care Series 1999 A (MBIA) (AAA/Aaa)#			
$ 3,955,000	1.06%	11/05/2003	$ 3,955,000
Wisconsin State Health and Educational Facilities Authority RB VRDN for Ministry Health Care Series 1999 B (MBIA) (AAA/Aaa)#			
7,000,000	1.06	11/05/2003	7,000,000
			$ 10,955,000
TOTAL SHORT TERM INVESTMENTS (Cost $21,805,000)			$ 21,805,000
TOTAL INVESTMENTS – 97.3% (Cost $657,624,490)			$ 662,168,900

@ Security issued with a zero coupon. Income is recognized through the accretion of discount.

∧ Prerefunded security. Maturity date disclosed is prerefunding date.

\# Variable rate security. Coupon rate disclosed is the rate in effect at October 31, 2003.

⌣ Securities with ''Put'' features with resetting interest rates. Maturity dates disclosed are the next interest reset dates.

§ This security is issued with a zero coupon rate which increases to the stated rate at a set date in the future.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:

ACA	—Insured by American Capital Access
AMBAC	—Insured by American Municipal Bond Assurance Corp.
BANS	—Bond Anticipation Notes
COPS	—Certificates of Participation
ETM	—Escrow to Maturity
FGIC	—Insured by Financial Guaranty Insurance Co.
FSA	—Insured by Financial Security Assurance Co.
GANS	—Grant Anticipation Notes
GO	—General Obligation
GTD	—Guaranteed
IDA	—Industrial Development Authority
LOC	—Letter of Credit
MBIA	—Insured by Municipal Bond Investors Assurance
MBIA-IBC	—Insured by Municipal Bond Investors Assurance - Insured Bond Certificates
MF Hsg.	—Multi-Family Housing
PCRB	—Pollution Control Revenue Bond
PSF	—Guaranteed by Permanent School Fund
Q-SBLF	—Qualified School Bond Loan Fund
Radian	—Insured by Radian Asset Assurance
RANS	—Revenue Anticipation Notes
RB	—Revenue Bond
SPA	—Stand-by Purchase Agreement
VRDN	—Variable Rate Demand Notes
XLCA	—Insured by XL Capital Assurance

Security ratings disclosed are issued by Standard & Poor's/Moody's Investor Service and are unaudited. A description of the ratings is available in the Fund's Statement of Additional Information.

Performance Summary

October 31, 2003

The following graph shows the value as of October 31, 2003, of a $10,000 investment made on August 1, 1993 in Class A Shares (with the maximum sales charge of 4.5%) of the Goldman Sachs Municipal Income Fund. For comparative purposes, the performance of the Fund's benchmark, the Lehman Brothers Aggregate Municipal Bond Index (''Lehman Aggregate Muni Bond Index''), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on capital gains and other taxable distributions or the redemption of fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A Shares due to differences in fees and loads. In addition to the investment adviser's decision regarding issuer/industry investment selection and allocation, other factors may affect portfolio performance. These factors include, but are not limited to, portfolio operating fees and expenses, portfolio turnover, and subscription and redemption cash flows affecting a portfolio.

Municipal Income Fund's Lifetime Performance

Performance of a $10,000 Investment, Distributions Reinvested August 1, 1993 to October 31, 2003.[a]



Average Annual Total Return through October 31, 2003	Since Inception	Ten Years	Five Years	One Year
Class A (commenced July 20, 1993)				
Excluding sales charges	5.53%	5.30%	4.53%	5.10%
Including sales charges	5.06%	4.82%	3.57%	0.37%
Class B (commenced May 1, 1996)				
Excluding contingent deferred sales charges	5.13%	n/a	3.75%	4.32%
Including contingent deferred sales charges	5.13%	n/a	3.33%	−0.86%
Class C (commenced August 15, 1997)				
Excluding contingent deferred sales charges	4.42%	n/a	3.75%	4.25%
Including contingent deferred sales charges	4.42%	n/a	3.75%	3.21%
Institutional Class (commenced August 15, 1997)	5.60%	n/a	4.93%	5.45%
Service Class (commenced August 15, 1997)	5.17%	n/a	4.51%	4.97%

(a) For comparative purposes, initial investments are assumed to be made on the first day of the month following the commencement of operations.

Statement of Investments

October 31, 2003

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – 96.5%			
Alabama – 0.1%			
Alabama 21st Century Authority Tobacco Settlement RB Series 2000 (A–/A1)			
$ 150,000	5.75%	12/01/2020	$ 139,032
Alaska – 2.5%			
Alaska State Housing Finance Corp. RB for General Mortgage Series 1997 A (MBIA) (AAA/Aaa)			
$ 2,000,000	6.00%	06/01/2027	$ 2,081,060
Alaska State Housing Finance Corp. Series 1999 A (MBIA) (AAA/Aaa)			
2,490,000	6.00	06/01/2049	2,584,147
Northern Tobacco Securitization Corp. RB for Alaska Asset Backed Bonds Series 2001 (BBB/Baa2)			
1,500,000	5.50	06/01/2029	1,194,555
			$ 5,859,762
Arizona – 2.2%			
Coconino County PCRB for Nevada Power Co. Project Series 1995 E (B–)			
$ 1,000,000	5.35%	10/01/2022	$ 797,430
Maricopa County MF Hsg. IDA RB for Place Five and Greenery Apartments Series 1996 A (ETM) (AAA)			
1,505,000	5.85	01/01/2008	1,619,576
Maricopa County United School District RB No. 41 (FSA) (AAA/Aaa)			
2,500,000	6.25	07/01/2015	2,887,325
			$ 5,304,331
Arkansas – 4.7%			
Arkansas Development Finance Authority Hospital RB for Washington Regional Medical Center Series 2000 (BBB–/Baa3)			
$ 4,000,000	7.25%	02/01/2020	$ 4,317,720
Bentonville Arkansas School District No. 006 GO Bonds Refunding & Construction Series 2003 A (AMBAC) (Aaa)			
1,120,000	4.00	06/01/2011	1,149,646
Paragould Sales and Use Tax Series 2001 (AMBAC) (AAA/Aaa)			
1,000,000	5.10	06/01/2018	1,075,590
770,000	5.05	06/01/2021	795,333
Rogers Arkansas School District No. 030 GO Bonds Refunding Series 2003 A (AMBAC) (Aaa)			
1,825,000	4.00	02/01/2010	1,902,417
1,875,000	4.00	02/01/2011	1,926,150
			$ 11,166,856
California – 7.1%			
Abag Finance Authority RB for Non-Profit Corp. San Diego Hospital Association Series 2001 A (BBB+/Baa1)			
$ 1,000,000	6.13%	08/15/2020	$ 1,037,840
Abag Finance Authority RB for Non-Profit Corp. Sansum-Santa Barbara Series 2002 A (BBB)			
1,500,000	5.50	04/01/2021	1,545,885
California Infrastructure & Economic Development Bank Revenue RB for LA County Department of Public Social Services Series 2003 (AMBAC) (AAA/Aaa)			
1,505,000	5.75	09/01/2023	1,649,435
California State Public Works Board Lease RB for UCLA Replacement Hospital Series 2002 A (FSA) (AAA/Aaa)			
2,000,000	5.38	10/01/2019	2,138,280

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
California – (continued)			
California State University Fresno Association, Inc. RB for Senior Auxiliary Organization Event Center Series 2002 (Baa3)			
$ 1,000,000	6.00%	07/01/2022	$ 1,032,430
Golden State Tobacco Securitization Corp. California Tobacco Settlement RB Series 2003-A-1 (BBB/Baa2)			
1,225,000	6.75	06/01/2039	1,109,801
Golden State Tobacco Securitization Corp. California Tobacco Settlement RB Series 2003-A-3 (BBB/Baa2)			
350,000	7.88	06/01/2042	358,383
Golden State Tobacco Securitization Corp. California Tobacco Settlement RB Series 2003-A-5 (BBB/Baa2)			
650,000	7.88	06/01/2042	665,567
Golden State Tobacco Securitization Corp. California Tobacco Settlement RB Series 2003 B (BBB–/Baa1)			
5,500,000	5.50	06/01/2043	5,204,650
Palo Alto Improvement Bond Act of 1915 for Special Assessment University Avenue Area off Street Parking Series 2002 A (BBB)			
1,070,000	5.25	09/02/2015	1,091,999
Santa Clara County Financing Authority RB for Measure B Transportation Improvement Program Series 2003 (A2)			
200,000	5.00	08/01/2005	211,894
825,000	5.00	08/01/2006	893,607
			$ 16,939,771
Colorado – 1.3%			
Aurora Centretech Metropolitan District Series 1998 C (LOC – BNP Paribas) (AA–)⌐			
$ 2,000,000	4.88%	12/01/2008	$ 2,123,200
Colorado Health Facilities Authority RB for Portercare Adventist Health System Series 2001 (A/A3)			
500,000	6.50	11/15/2031	533,400
Denver City and County Special Facilities Airport RB for United Air Lines Project Series 1992 A (AMT) (D/Ca)æ			
1,000,000	6.88	10/01/2032	517,500
			$ 3,174,100
Connecticut – 1.3%			
Connecticut State GO Bonds Residual Certificates Series 2001 515 (Aa3)¡			
$ 1,335,000	13.65%	12/15/2013	$ 1,913,282
Mashantucket Western Pequot Tribe RB Series 1996 A (ETM) (AAA/Aaa)†			
1,000,000	6.50	09/01/2005	1,092,940
			$ 3,006,222
District of Columbia – 0.8%			
District of Columbia RB for Medstar University Hospital Series 2001 D (BBB/Baa2)⌐			
$ 1,000,000	6.88%	02/15/2007	$ 1,069,650
District of Columbia Tobacco Settlement Financing Corp. RB Series 2001 A PA 821 (RITES) (AA+)¡			
435,000	10.38	05/15/2024	363,382
District of Columbia Tobacco Settlement Financing Corp. RB Series 2001 B PA 821 (RITES) (AA+)¡			
500,000	10.88	05/15/2033	380,550
			$ 1,813,582

Statement of Investments (continued)

October 31, 2003

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Florida – 2.7%			
Crossings at Fleming Island Community Development District RB for Special Assignment Series 2000 B (MBIA) (AAA/Aaa)			
$ 1,765,000	5.80%	05/01/2016	$ 2,011,800
Hillsborough Cnty Fl Indl Development for Tampa General Hospital Project Series B (Baa1)			
150,000	5.25	10/01/2034	140,272
Port Everglades Authority RB Series 1986 (ETM) (AAA/Aaa)			
2,785,000	7.13	11/01/2016	3,506,928
Village Center Community Development District Florida Utilities RB Series 2003 (MBIA) (AAA/Aaa)			
875,000	5.00	10/01/2036	876,059
			$ 6,535,059
Hawaii – 1.7%			
Hawaii State Airport Systems RB Series 2000 B (AMT) (FGIC) (AAA/Aaa)			
$ 3,500,000	6.63%	07/01/2017	$ 4,034,520
Illinois – 9.2%			
Chicago Illinois GO Bonds and Refunding Project Series 2000 C (FGIC) (AAA/Aaa)			
$ 1,000,000	5.50%	01/01/2019	$ 1,090,200
Chicago Illinois Ohare International Airport RB for General Airport 3rd Lien Series 2003 A-1 (XLCA) (AAA/Aaa)			
490,000	5.25	01/01/2034	498,237
Chicago Illinois Tax Increment for Near South Redevelopment Project Series 2001 A (ACA) (A)			
750,000	5.00	11/15/2011	787,493
1,250,000	6.25	11/15/2013	1,398,012
Chicago Illinois Tax Increment Junior Lien for Central Loop Redevelopment Project Series 2000 A (ACA) (A)			
2,000,000	6.50	12/01/2008	2,286,060
Chicago Midway Airport RB Series 1996 A (MBIA) (AAA/Aaa)			
2,500,000	5.50	01/01/2010	2,728,475
Illinois Development Finance Authority PCRB for Amerencips Series 2000 A (A/A2)⌐			
2,300,000	5.50	02/28/2014	2,366,792
Illinois Educational Facilities Authority Student Housing RB for Educational Advancement Fund – University Center Project Series 2002 (Baa2)			
2,000,000	6.25	05/01/2030	2,021,360
1,500,000	6.25	05/01/2034	1,504,635
Illinois State GO First Series 2002 (MBIA) (AAA/Aaa)			
3,000,000	5.38	07/01/2019	3,242,880
Lake County Community Consolidated School District No. 041 GO Bonds Series 1999 A (FSA) (AAA/Aaa)			
2,725,000	9.00	11/01/2016	4,059,432
			$ 21,983,576
Kansas – 0.6%			
University Hospital Authority Health Facilities RB for Kansas University Health System Series 2002 (A–)			
$ 325,000	5.63%	09/01/2032	$ 329,466
Wichita Hospital RB for Refunding and Improvement Facilities Series 2001 III (A+)			
1,000,000	5.50	11/15/2025	1,014,550
			$ 1,344,016

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Kentucky – 2.6%			
Kenton County Airport Board RB for Delta Airlines Project Series 1992 A (AMT) (B/B3)			
$ 1,000,000	7.13%	02/01/2021	$ 962,320
Kentucky Economic Development Finance Authority RB for Norton Healthcare Inc. Series 2000 C (MBIA) (AAA/Aaa)§			
3,250,000	0.00/6.00	10/01/2018	3,255,947
Nelson County Industrial Building RB for Mabex Universal Corp. Project Series 1995 (AMT) (LOC – LaSalle Bank N.A.) (Aa3)			
750,000	6.50	04/01/2005	791,370
Russell RB Series 2000 PA 803 (RITES)¡			
1,000,000	14.18	11/15/2005	1,267,100
			$ 6,276,737
Louisiana – 1.4%			
Louisiana State Offshore Terminal Authority Deepwater Port RB for Loop LLC Project Series 2003 C (A/A3)			
$ 1,000,000	5.25%	09/01/2015	$ 1,049,590
500,000	5.25	09/01/2016	520,775
New Orleans Levee District Public Improvement RB Series 1995 (FSA) (AAA/Aaa)			
1,595,000	5.95	11/01/2015	1,775,123
			$ 3,345,488
Maryland – 0.9%			
Frederick County Special Tax for Lake Linganore Village Community Development Series 2001 A (Radian) (AA)			
$ 500,000	5.60%	07/01/2020	$ 543,240
1,000,000	5.70	11/15/2029	1,064,000
Maryland State Health and Higher Educational Facilities Authority RB for Maryland Institute College of Art Series 2001 (Baa1)			
500,000	5.50	06/01/2032	500,580
			$ 2,107,820
Massachusetts – 3.3%			
Massachusetts State GO Bonds Series 1996 A (AA–/Aa2)			
$ 700,000	6.00%	11/01/2011	$ 818,573
Massachusetts State GO Bonds Series 1996 D (AMBAC) (AAA/Aaa)			
3,000,000	4.50	11/01/2015	3,044,370
Massachusetts State Health and Educational Facilities Authority RB for Harvard Pilgrim Health Series 1998 A (FSA) (AAA/Aaa)			
3,750,000	5.25	07/01/2012	4,075,275
			$ 7,938,218
Michigan – 1.4%			
Michigan Hospital Finance Authority RB for Ascension Health Credit Series 1999 A (MBIA) (AAA/Aaa)^			
$ 2,000,000	6.13%	11/15/2009	$ 2,395,700
Pontiac Tax Increment Finance Authority RB for Tax Increment Development Area No. 3 Series 2002 (ACA) (A)			
1,000,000	5.38	06/01/2017	1,040,090
			$ 3,435,790
Mississippi – 0.8%			
Mississippi Business Finance Corp. PCRB for Systems Energy Resources Inc. Project Series 1998 (BBB–/Ba1)			
$ 1,950,000	5.88%	04/01/2022	$ 1,944,443

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Missouri – 1.3%			
Cameron IDA Health Facilities RB Insured by Cameron Community Hospital Series 2000 (ACA) (A)			
$ 1,800,000	6.25%	12/01/2021	$ 1,935,216
Missouri State Health and Educational Facilities Authority RB for St. Lukes Episcopal-Presbyterian Hospital Series 2001 (FSA) (AAA/Aaa)			
1,000,000	5.50	12/01/2015	1,108,830
			$ 3,044,046
Montana – 0.4%			
Forsyth Montana PCRB Refunding Portland Gen-A (BBB+/Baa2)⌐			
$ 1,000,000	5.20%	05/01/2009	$ 1,019,010
Nevada – 3.4%			
Clark County Industrial Development RB for Southwest Gas Corp. Project Series 2003 C (BBB–/Baa2)⌐			
$ 765,000	5.45%	03/01/2013	$ 778,717
Las Vegas New Convention and Visitors Authority RB Series 1999 (AMBAC) (AAA/Aaa)			
2,500,000	6.00	07/01/2014	2,885,575
Nevada Department of Business and Industry RB for Las Vegas Monorail Project 1st Tier Series 2000 (AMBAC) (AAA/Aaa)			
2,500,000	5.63	01/01/2032	2,650,125
Washoe County GO Bonds for Reno Sparks Convention Series 2000 A (FSA) (AAA/Aaa)^			
1,585,000	6.38	01/01/2010	1,891,412
			$ 8,205,829
New Hampshire – 1.6%			
New Hampshire Health and Educational Authority Hospital – For Elliot Hospital RB Series 2001 (Baa1)⌐			
$ 2,100,000	5.25%	10/01/2004	$ 2,135,322
New Hampshire Health and Educational Facilities Authority RB for Healthcare Systems Covenant Health Series 2002 (A–)			
500,000	6.00	07/01/2022	512,480
New Hampshire Higher Educational and Health Facilities Authority RB for Frisbie Memorial Hospital Series 1993 (A3)			
1,250,000	6.13	10/01/2013	1,279,975
			$ 3,927,777
New Jersey – 2.8%			
New Jersey Health Care Facilities Financing Authority RB for Palisades Medical Center Healthcare Series 2002 (BBB–/Baa3)			
$ 500,000	6.50%	07/01/2021	$ 511,300
New Jersey State Educational Facilities Authority RB for Fairleigh Dickinson University Series 2002 D (ACA) (A)			
625,000	5.25	07/01/2032	617,775
New Jersey State Transportation Trust Fund Authority RB for Transportation System Series 2003 C (AA–/Aa3)			
2,000,000	5.50	06/15/2019	2,178,140
1,000,000	5.50	06/15/2024	1,058,410
Tobacco Settlement Financing Corp. RB for New Jersey Asset Backed Bonds Series 2002 (BBB/Baa2)			
2,000,000	6.00	06/01/2037	1,641,500

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
New Jersey – (continued)			
Tobacco Settlement Financing Corp. RB Series 2003 (BBB/Baa1)			
$ 250,000	4.75%	06/01/2012	$ 222,783
250,000	5.00	06/01/2013	223,257
300,000	6.75	06/01/2039	273,504
			$ 6,726,669
New Mexico – 2.8%			
Farmington PCRB for Southern California Edison Co. Series 1993 A (MBIA) (AAA/Aaa)			
$ 3,000,000	5.88%	06/01/2023	$ 3,070,650
Farmington PCRB Public Service Co. New Mexico Series 1997 D (BBB–/Baa3)			
3,530,000	6.38	04/01/2022	3,650,373
			$ 6,721,023
New York – 5.7%			
Metropolitan Transportation Authority RB Series 2002 PA 1027 (RITES)¡			
$ 1,000,000	9.55%	05/15/2010	$ 1,214,940
New York City GO Bonds Series 1996 G (A/A2)			
3,900,000	5.75	02/01/2014	4,179,786
New York City IDA Civic Facility RB for Polytechnic University Project Series 2000 (BB+/Ba1)			
1,250,000	6.00	11/01/2020	1,039,075
New York City Transitional Finance Authority VRDN RB Series 2002 PA 1043 (RITES) (AA+)¡			
1,000,000	9.46	11/01/2009	1,250,420
New York State Dormitory Authority RB for North Shore Long Island Jewish Group Series 2003 (A3)			
1,500,000	5.38	05/01/2023	1,513,470
New York State Dormitory Authority RB for North Shore University Hospital Series 1998 (MBIA) (AAA/Aaa)			
1,500,000	5.50	11/01/2014	1,713,840
Tobacco Settlement Financing Corp. RB for New York Asset Backed Bonds Series 2003 A-1 (AA–)			
2,600,000	5.50	06/01/2019	2,747,290
			$ 13,658,821
North Carolina – 2.4%			
North Carolina Eastern Municipal Power Agency Power System RB Series 2003 C (BBB/Baa3)			
$ 500,000	5.38%	01/01/2016	$ 521,950
850,000	5.38	01/01/2017	880,286
North Carolina Eastern Municipal Power Agency Power System RB Series 2003 D (BBB/Baa3)			
600,000	5.13	01/01/2023	581,052
North Carolina Medical Care Community Hospital RB for Northeast Medical Center Project Series 2000 (AMBAC) (AAA/Aaa)			
3,000,000	5.50	11/01/2025	3,160,680
North Carolina Municipal Power Agency No. 1 Catawba Electric RB Series 2003 A (BBB+/Baa1)			
450,000	5.50	01/01/2013	485,676
			$ 5,629,644
North Dakota – 0.9%			
Mercer County PCRB for Basin Electric and Power Series 1995-2 (AMBAC) (AAA/Aaa)			
$ 2,000,000	6.05%	01/01/2019	$ 2,132,300

Statement of Investments (continued)

October 31, 2003

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Ohio – 2.4%			
Cleveland Cuyahoga County Port Authority RB for Rock and Roll Hall of Fame Series 1997			
$ 600,000	5.45%	12/01/2005	$ 617,478
Ohio Air Quality Development Authority RB for Ohio Edison Co. Series 1999 C (BBB–/Baa2)⌐			
2,500,000	5.80	12/01/2004	2,582,125
Plain Local School District GO Bonds Series 2003 (FGIC) (AAA/Aaa)			
2,380,000	5.25	12/01/2019	2,544,982
			$ 5,744,585
Oregon – 0.9%			
Klamath Falls Intermediate Community Hospital Authority RB for Merle West Medical Center Project Series 2002 (BBB)			
$ 2,000,000	6.13%	09/01/2022	$ 2,053,520
Pennsylvania – 2.0%			
Delaware County IDA PCRB for Peco Energy Co. Project Series 1999 A (BBB+/A3)⌐			
$ 1,250,000	5.20%	10/01/2004	$ 1,290,162
Lehigh County Pennsylvania General Purpose Authority RB for Saint Lukes Bethlehem Hospital Series 2003 (BBB/Baa2)			
1,000,000	5.38	08/15/2033	951,080
Monroe County Pennsylvania Hospital Authority RB for Pocono Medical Center Series 2003 (BBB+)			
250,000	6.00	01/01/2043	247,115
Pennsylvania Economic Development Financing Authority Exempt Facilities RB for Amtrak Project Series 2001 A (AMT) (BBB–/A3)			
2,000,000	6.25	11/01/2031	1,953,600
Pennsylvania State Higher Educational Facilities Authority RB for Widener University Series 2003 (BBB+)			
325,000	5.40	07/15/2036	323,577
			$ 4,765,534
Puerto Rico – 1.1%			
Puerto Rico Commonwealth Highway and Transportation Authority RB Series 1996 Y (XLCA) (AAA/Aaa)			
$ 2,500,000	5.00%	07/01/2036	$ 2,546,100
Tennessee – 4.2%			
Elizabethton Health and Educational Board RB First Mortgage Series 2000 B (MBIA) (AAA/Aaa)			
$ 2,000,000	6.25%	07/01/2015	$ 2,411,240
Johnson City Health and Educational Facilities Board Hospital For Mountain States Health RB First Mortgage Series 2000 A (MBIA) (AAA/Aaa)			
3,000,000	6.25	07/01/2016	3,637,920
McMinnville Housing Authority RB First Mortgage for Beersheba Heights Tower Series 1997 (A2)			
890,000	6.00	10/01/2009	957,818
Sullivan County Health Educational and Housing Facilities Board RB for Wellmont Health Systems Project Series 2002 (BBB+)			
435,000	5.00	09/01/2004	444,857
300,000	5.25	09/01/2005	315,639
Tennessee Housing Development Agency for Homeownership Program 1 Series 2000 (AMT) (AA/Aa2)			
2,130,000	5.85	07/01/2011	2,301,848
			$ 10,069,322

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Texas – 6.3%			
Brazos River Authority PCRB for Texas Utility Co. Series 1999 A (AMT) (BBB/Baa2)			
$ 700,000	7.70%	04/01/2033	$ 769,279
Brazos River Authority PCRB for TXU Electric Co. Project Series 1999 C (AMT) (BBB/Baa2)			
1,200,000	7.70	03/01/2032	1,318,764
Brazos River Authority PCRB for TXU Electric Co. Project Series 2001 C (AMT) (BBB/Baa2)⌐			
2,500,000	5.75	11/01/2011	2,589,300
Gregg County Health Facilities Development Corp. RB for Good Shepherd Medical Center Project Series 2000 (Radian) (AA)			
3,000,000	6.38	10/01/2025	3,328,110
Gulf Coast Waste Disposal Authority Texwaste Disposal RB for Valero Energy Corp. Project Series 2001 (AMT) (BBB/Baa3)			
1,000,000	6.65	04/01/2032	1,027,880
Harris County Hospital District RB (MBIA) (AAA/Aaa)			
2,050,000	6.00	02/15/2016	2,346,184
Metropolitan Health Facilities Development Corp. RB for Wilson N. Jones Memorial Hospital Project Series 2001 (B1)			
1,300,000	6.63	01/01/2011	1,279,538
Northside Independent School District GO Bonds Series 2002 A (PSF-GTD) (AAA/Aaa)			
1,030,000	5.25	02/15/2019	1,093,242
Waxahachie Independent School District GO Bonds Capital Appreciating Prerefunded Series 2000 (PSF–GTD) (Aaa)@^			
1,775,000	0.00	08/15/2010	1,180,570
Waxahachie Texas Independent School District GO Bonds Capital Appreciating Unrefunded Balance (PSF–GTD) (Aaa)@			
80,000	0.00	08/15/2013	52,776
			$ 14,985,643
Utah – 0.8%			
Tooele County Hazardous Waste Treatment RB for Union Pacific Project Series 1992 A (AMT) (BBB/Baa2)			
$ 2,000,000	5.70%	11/01/2026	$ 1,972,260
Vermont – 1.0%			
Vermont State Student Assistance Corp. Education Loan RB for Finance Program Series 1993 D (FSA) (AMT) (AAA/Aaa)			
$ 2,000,000	9.50%	12/15/2005	$ 2,289,620
Virginia – 3.0%			
Chesapeake Industrial Development Authority RB for Pollution Control Virginia Project Series 1985 (BBB+/A3)			
$ 750,000	5.25%	02/01/2008	$ 791,760
Fairfax County Economic Development Authority RB for Residential Recovery Refunding Series 1998 A (AMT) (AMBAC) (AAA/Aaa)			
2,890,000	5.85	02/01/2006	3,156,313
Loudoun County GO Bonds for Public Improvement Series 2001 C (AA+/Aa1)			
2,910,000	5.25	11/01/2006	3,216,976
			$ 7,165,049

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Washington – 6.2%			
Chelan County Public Utilities District No. 001 RB for Chelan Hydro Project Series 1997 D (AMT) (MBIA) (AAA/Aaa)			
$ 2,500,000	6.35%	07/01/2028	$ 2,780,000
Energy Northwest Washington Wind Project RB (AMBAC) (AAA/Aaa)			
210,000	5.00	07/01/2019	218,560
150,000	5.00	07/01/2023	152,332
King & Snohomish Counties School District No. 417 Northshore GO Bonds Series 2002 (FSA) (AAA/Aaa)			
2,000,000	5.50	12/01/2018	2,195,060
King County Sewer RB Series 1999-2 (FGIC) (AAA/Aaa)			
3,965,000	6.25	01/01/2016	4,566,094
King County Washington Refunding GO Bonds (AA+/Aaa)			
1,275,000	5.25	06/01/2018	1,385,326
Washington Housing Finance Commission RB for Single Family Program Series 2000 5-NR (FNMA, FHLMC, GNMA) (Aaa)			
750,000	5.70	06/01/2016	779,917
Washington Public Power Supply System RB for Nuclear Project No. 2 Series 1996 A (AMBAC) (AAA/Aaa)			
2,500,000	5.70	07/01/2011	2,774,350
			$ 14,851,639
Wisconsin – 2.7%			
Wisconsin State GO Bonds Series 1999 C (AA-/Aa3)^			
$ 5,380,000	6.25%	05/01/2010	$ 6,432,005
TOTAL DEBT OBLIGATIONS			
(Cost $216,603,058)			$230,289,719

Principal Amount	Interest Rate	Maturity Date	Value
Other Municipals – 1.3%			
Charter Mac Equity Issuer Trust Series 2003 A Multifamily Tax-Exempt (AMT)†⏝			
$ 2,000,000	3.25%	03/15/2005	$ 2,005,240
Municipal Mortgage & Equity LLC RB for 1999 A Tax-Exempt MF Hsg. Certificates Series 1999 A-1⏝			
1,000,000	4.95	08/15/2005	1,019,030
TOTAL OTHER MUNICIPALS			
(Cost $3,015,768)			$ 3,024,270

Principal Amount	Interest Rate	Maturity Date	Value
Short Term Investments – 3.8%			
Indiana – 0.9%			
Indiana Health Facility Financing Authority Hospital RB VRDN for Clarian Health Obligation Series 2000 B (SPA – JP Morgan Chase & Co.) (A-1+/VMIG1)#			
$ 2,100,000	1.15%	11/03/2003	$ 2,100,000

Principal Amount	Interest Rate	Maturity Date	Value
Short Term Investments – (continued)			
Massachusetts – 0.5%			
Massachusetts State Development Finance Agency RB VRDN for Boston University Series 2002 R-2 (SPA – Societe Generale) (XLCA) (A-1+/VMIG1)#			
$ 1,300,000	1.09%	11/03/2003	$ 1,300,000
North Carolina – 0.8%			
North Carolina Medical Care Community Health Care Facilities RB VRDN for Wake Forest University Subseries 2002 B (AAA/Aaa)#			
$ 1,900,000	0.95%	11/03/2003	$ 1,900,000
Virginia – 0.5%			
Henrico County Virginia Economic Development Authority RB VRDN for Bon Secours Health System Series 2002 B (MBIA) (AAA/Aaa)#			
$ 1,250,000	1.15%	11/03/2003	$ 1,250,000
Wisconsin – 1.1%			
Wisconsin State Health and Educational Facilities Authority RB VRDN for Ministry Health Care Series 1999 A (MBIA) (AAA/Aaa)#			
$ 2,575,000	1.06%	11/05/2003	$ 2,575,000
TOTAL SHORT TERM INVESTMENTS			
(Cost $9,125,000)			$ 9,125,000
TOTAL INVESTMENTS – 101.6%			
(Cost $228,743,826)			$242,438,989

† Securities are exempt from registration under Rule 144A of the Securities Act of 1933. Such securities may be resold, normally to qualified institutional buyers in transactions exempt from registration. Total market value of Rule 144A securities amounted to $3,098,180; which represents 1.3% of net assets as of October 31, 2003.

¡ Inverse variable rate security. Coupon rate disclosed is that which is in effect at October 31, 2003.

@ Security issued with a zero coupon. Income is recognized through the accretion of discount.

⏝ Securities with ''Put'' features with resetting interest rates. Maturity dates disclosed are next reset date.

^ Prerefunded security. Maturity date disclosed is prerefunding date.

§ This security is issued with a zero coupon rate which increases to the stated rate at a set date in the future.

æ Security currently in default.

Variable rate security. Coupon rate disclosed is the rate in effect at October 31, 2003.

Statement of Investments (continued)

October 31, 2003

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:

ACA	—Insured by American Capital Access
AMBAC	—Insured by American Municipal Bond Assurance Corp.
AMT	—Alternative Minimum Tax
ETM	—Escrow to Maturity
FGIC	—Insured by Financial Guaranty Insurance Co.
FHLMC	—Insured by Federal Home Loan Mortgage Corp.
FNMA	—Insured by Federal National Mortgage Association
FSA	—Insured by Financial Security Assurance Co.
GNMA	—Insured by Government National Mortgage Co.
GO	—General Obligation
IDA	—Industrial Development Authority
LOC	—Letter of Credit
MBIA	—Insured by Municipal Bond Investors Assurance
MF Hsg.	—Multi-Family Housing
PCRB	—Pollution Control Revenue Bond
PSF-GTD	—Guaranteed by Permanent School Fund
Radian	—Issued by Radian Asset Assurance
RB	—Revenue Bond
RITES	—Residual Interest Tax Exempt Securities
VRDN	—Variable Rate Demand Note
XLCA	—Insured by XL Capital Assurance

Security ratings disclosed are issued by Standard & Poor's/Moody's Investor Service and are unaudited. A description of the ratings is available in the Fund's Statement of Additional Information.

Performance Summary

October 31, 2003

The following graph shows the value as of October 31, 2003, of a $10,000 investment made on April 3, 2000 (commencement of operations) in the Institutional Shares of the Goldman Sachs High Yield Municipal Fund. For comparative purposes, the performance of the Fund's benchmarks, the Lehman Brothers Aggregate Municipal Bond Index and Lehman Brothers High Yield Municipal Bond Index (''Lehman Aggregate Muni Bond Index and Lehman High Yield Muni Bond Index''), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on capital gains and other taxable distributions or the redemption of fund shares. Performance of Class A, Class B and Class C Shares will vary from the Institutional Shares due to differences in fees and loads. In addition to the investment adviser's decision regarding issuer/industry investment selection and allocation, other factors may affect portfolio performance. These factors include, but are not limited to, portfolio operating fees and expenses, portfolio turnover, and subscription and redemption cash flows affecting a portfolio.

High Yield Municipal Fund's Lifetime Performance

Performance of a $10,000 Investment, Distributions Reinvested April 3, 2000 to October 31, 2003.



Average Annual Total Return through October 31, 2003	Since Inception	One Year
Class A (commenced April 3, 2000)		
Excluding sales charges	7.63%	8.59%
Including sales charges	6.26%	3.68%
Class B (commenced April 3, 2000)		
Excluding contingent deferred sales charges	6.83%	7.78%
Including contingent deferred sales charges	5.98%	2.56%
Class C (commenced April 3, 2000)		
Excluding contingent deferred sales charges	6.83%	7.78%
Including contingent deferred sales charges	6.83%	6.74%
Institutional Class (commenced April 3, 2000)	8.06%	9.02%

Statement of Investments

October 31, 2003

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – 95.2%			
Alabama – 0.1%			
Alabama 21st Century Authority Tobacco Settlement RB Series 2000 (A–/A1)			
$ 1,170,000	5.75%	12/01/2020	$ 1,084,450
Alaska – 0.6%			
Alaska State Housing Finance Corp. General Mortgage Series 1997 A (MBIA) (AAA/Aaa)			
$ 5,000,000	6.00%	06/01/2027	$ 5,202,650
Northern Tobacco Securitization Corporate Settlement RB for Asset Backed Bonds Series 2001 (BBB/Baa2)			
7,500,000	5.50	06/01/2029	5,972,775
			$ 11,175,425
Arizona – 1.7%			
Apache County Industrial Development Authority PCRB for Tuscon Electric Power Co. Project Series 1998 A (B+/Ba3)			
$ 5,000,000	5.85%	03/01/2028	$ 4,638,500
Apache County Industrial Development Authority PCRB for Tuscon Electric Power Co. Project Series 1998 B (B+/Ba3)			
5,000,000	5.88	03/01/2033	4,629,050
Coconino County PCRB for Nevada Power Co. Project Series 1995 E (B–)			
1,500,000	5.35	10/01/2022	1,196,145
Maricopa County PCRB for El Paso Electric Company Project Series 2002 A (BB+/Ba1)⌐			
7,500,000	6.25	08/01/2005	7,740,675
Maricopa County PCRB for El Paso Electric Company RMKT-8/24/00 Series 1985 A (BB+/Ba1)⌐			
8,000,000	6.38	08/01/2005	8,273,280
Pima County IDA RB for Tuscon Electric Power Co. Project Series 1997 B (B+/Ba3)			
6,000,000	6.00	09/01/2029	5,540,880
Yavapai County Industrial Development Authority Hospital Facilities RB for Regional Medical Center Series 2003 A (Baa2)			
1,250,000	6.00	08/01/2033	1,254,062
			$ 33,272,592
California – 10.2%			
Abag Finance Authority RB for Nonprofit Corps. Samsum-Santa Barbara Series 2002 A (BBB)			
$ 2,000,000	5.50%	04/01/2021	$ 2,061,180
2,750,000	5.60	04/01/2026	2,786,877
California Department Water Resources Power Supply RB for Drivers Series 2002 310 (AMBAC) (AAA)(RITES)¡			
5,000,000	9.60	05/01/2014	6,114,300
California Educational Facilities Authority RB for Dominican University Series 2001 (Baa3)			
1,445,000	5.75	12/01/2030	1,464,782
California Educational Facilities Authority RB for Pepperdine University Series 2000 (A1)			
6,000,000	5.75	09/15/2030	6,332,340
California PCRB for Pacific Gas and Electric Co. Series 1993 B (AMT) (CCC/Ba3)			
695,000	5.85	12/01/2023	673,267
California Special Districts Finance Program COPS Series 2001 NN (MBIA) (AAA/Aaa)			
2,230,000	5.00	09/01/2019	2,330,618

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
California – (continued)			
California State Department Water Resources Power Supply RB Series 2003 PA 1152 R (FSA) (RITES)¡			
$18,250,000	8.98%	05/01/2009	$ 22,329,605
California State GO Bonds Refunding Series 2001 (XLCA) (AAA/Aaa)			
3,250,000	5.50	03/01/2011	3,680,365
California State GO Bonds Series 2003 (BBB/A3)			
2,000,000	5.25	02/01/2015	2,119,440
California Statewide Communities Development Authority RB for Aspire Public Schools-Lodi Project Series 2002 A			
3,000,000	7.25	08/01/2032	3,001,620
California Statewide Communities Development Authority RB for Notre Dame De Namur University Series 2003			
3,000,000	6.63	10/01/2033	2,912,430
California University Fresno Association Inc. RB for AUX Organization Event Center Series 2002 (Ba1)			
1,000,000	6.75	07/01/2022	1,027,240
Chula Vista Community Facilities District RB No. 99-1-Otay Series 2000			
1,225,000	7.63	09/01/2029	1,335,667
Foothill/Eastern Corridor Agency Toll Road RB Senior Lien Series 1995 A (AAA/AAA)^			
5,000,000	6.00	01/01/2010	5,892,500
Golden State Tobacco Securitization Corp. California Tobacco Settlement RB Series 2003 A-1 (BBB/Baa2)			
10,985,000	6.75	06/01/2039	9,951,971
Golden State Tobacco Securitization Corp. California Tobacco Settlement RB Series 2003 A-2 (BBB/Baa2)			
6,000,000	7.90	06/01/2042	6,153,780
Golden State Tobacco Securitization Corp. California Tobacco Settlement RB Series 2003 A-3 (BBB/Baa2)			
2,650,000	7.88	06/01/2042	2,713,467
Golden State Tobacco Securitization Corp. California Tobacco Settlement RB Series 2003 A-4 (BBB/Baa2)			
3,000,000	7.80	06/01/2042	3,056,670
Golden State Tobacco Securitization Corp. California Tobacco Settlement RB Series 2003 A-5 (BBB/Baa2)			
8,330,000	7.88	06/01/2042	8,529,503
Golden State Tobacco Securitization Corp. California Tobacco Settlement RB Series 2003 B (BBB–/Baa1)			
41,000,000	5.50	06/01/2043	38,798,300
Hawthorne Community Redevelopment Agency Special Tax for Community Facilities District No. 99-1 Series 2000 A (LOC-Wells Fargo Bank)			
880,000	6.75	10/01/2020	908,978
1,180,000	7.20	10/01/2025	1,218,917
Hawthorne Community Redevelopment Agency Special Tax for Community Facilities District No. 99-1 Series 2000 B (LOC-Wells Fargo Bank)			
1,675,000	7.20	10/01/2025	1,738,449
Hawthorne Community Redevelopment Agency Tax Allocation for Hawthorne Plaza Project Series 2001			
2,375,000	6.88	07/01/2020	2,381,412
Lake Elsinore Improvement Bond Act 1915 for Special Assessment District No. 93-1 Series 2000			
1,950,000	7.00	09/02/2030	2,033,051

 The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
California – (continued)			
Long Beach Special Tax for Community Facilities District #6 Pike Series 2002			
$ 5,000,000	6.30%	10/01/2032	$ 4,933,500
Los Angeles Community College District GO Bonds Series 2001 II-R-71-A (MBIA) (RITES)¡			
1,665,000	14.24	02/01/2009	2,253,644
Los Angeles Community College District GO Bonds Series 2001 II-R-71-B (MBIA) (RITES)¡			
1,670,000	14.29	02/01/2009	2,217,727
Los Angeles Regional Airports Improvement Corp. RB for Facilities Sublease Continental Airlines Series 1994 (AMT)(B)			
990,000	9.25	08/01/2024	980,060
Los Angeles Regional Airports Improvement Corp. RB Series 2002 C (AMT) (B–/Caa2)			
1,000,000	6.13	12/01/2003	998,500
7,140,000	7.00	12/01/2012	6,857,970
21,500,000	7.50	12/01/2024	20,632,260
Oceanside Community Development Commerce Tax Allocation for Downtown Redevelopment Project Series 2002 (Baa3)			
1,500,000	5.75	09/01/2025	1,508,265
Orange County Community Facilities District Special Tax for No.1 Ladera Ranch Series 2000 A			
1,000,000	6.20	08/15/2023	1,011,390
Palo Alto Improvement Bond Act 1915 Special Assessment for University Avenue Area Off Shore Parking Series 2002 A (BBB)			
1,125,000	5.25	09/02/2016	1,141,043
1,185,000	5.25	09/02/2017	1,201,898
Richmond Improvement Bond Act. 1915 for Special Assessment Improvement District No. 99-1 Series 2000			
500,000	7.00	09/02/2017	516,190
San Leandro Community Facilities District No. 1 Special Tax Series 2000			
1,690,000	6.40	09/01/2019	1,741,900
Santa Clara County Financing Authority RB for Measure B Transportation Improvement Program Series 2003 (A2)			
4,425,000	5.00	08/01/2006	4,792,983
Santa Clara County Financing Authority Special Obligation RB for Measure B Transportation Improvement Program Series 2003 (A2)			
1,060,000	5.00	08/01/2005	1,123,038
Soledad Improvement Bond Act 1915 for Special Assessment District No.1 The Vineyards Series 2000			
1,985,000	7.25	09/02/2030	2,012,830
			$ 195,469,927
Colorado – 1.3%			
Colorado Health Facilities Authority RB for Portercare Adventist Health System Series 2001 (A/A3)			
$ 1,000,000	6.50%	11/15/2031	$ 1,066,800
Denver City and County Special Facilities Airport RB for United Air Lines Project Series 1992 A (AMT) (D/Ca)æ			
1,620,000	6.88	10/01/2032	838,350
Denver Colorado City and County Airport RB Series 2001 B (FGIC) (AAA/Aaa)			
5,000,000	5.50	11/15/2014	5,493,550

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Colorado – (continued)			
McKay Landing Metropolitan GO Bonds District No. 2 Series 2000			
$ 1,500,000	7.50%	12/01/2019	$ 1,588,245
Saddle Rock South Metropolitan GO Bonds Mill Levy Obligation Series 2000			
3,000,000	7.20	12/01/2019	3,169,050
Tablerock Metropolitan District Colorado			
2,750,000	7.00	12/01/2033	2,768,617
Vista Ridge Metropolitan District GO Bonds Series 2001			
10,000,000	7.50	12/01/2031	10,532,400
			$ 25,457,012
Connecticut – 0.4%			
Connecticut GO Bonds for Residual Certificates Series 2001 515 (Aa3) (RITES)¡			
$ 3,485,000	13.65%	12/15/2013	$ 4,994,597
Connecticut Health and Educational Facility Authority RB for Bristol Hospital Series 2002 B (Radian) (AA)			
605,000	4.30	07/01/2007	642,365
445,000	4.50	07/01/2008	475,829
Connecticut Health and Educational Facility Authority RB for St. Mary's Hospital Corp. Series 1997 E (Baa3)			
695,000	5.88	07/01/2022	583,175
			$ 6,695,966
District of Columbia – 1.1%			
District of Columbia Housing Finance Agency Mortgage RB for Single Family Series 1997 B (GNMA/FNMA) (AMT) (AAA)			
$ 2,870,000	6.35%	06/01/2028	$ 2,997,887
District of Columbia RB for Medstar University Hospital Series 2001 D (BBB/Baa2)¬			
11,000,000	6.88	02/15/2007	11,766,150
District of Columbia Tobacco Settlement Financing Corp. RB Series 2001 A PA 821 (RITES)¡			
875,000	10.38	05/15/2024	730,940
District of Columbia Tobacco Settlement Financing Corp. RB Series 2001 B PA 821 (RITES)¡			
3,000,000	10.88	05/15/2033	2,283,300
Washington D.C. Metropolitan Area Transportation Authority Gross Revenue RB for Rols RR II Series 2003 R 245 (MBIA) (AAA) (RITES)¡			
2,785,000	13.42	01/01/2010	4,041,314
			$ 21,819,591
Florida – 32.7%			
Beacon Tradeport Community Development District RB Special Assessment Project Series 2002 A (AA)(Radian)			
$ 2,000,000	5.25%	05/01/2016	$ 2,133,900
Bella Terra Community Development District Special Assessment Series 2002			
2,775,000	5.65	11/01/2006	2,790,096
Bonita Springs Vasari Community Development District RB for Capital Improvements Series 2001 A			
6,930,000	6.95	05/01/2032	7,256,334

Statement of Investments (continued)

October 31, 2003

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Florida – (continued)			
Bonnet Creek Resort Community Development District Special Assessment RB Series 2002			
$10,000,000	7.38%	05/01/2034	$ 10,358,000
2,000,000	7.50	05/01/2034	2,094,540
Brandy Creek Community Development District Special Assessment Series 2003 A			
2,000,000	6.35	05/01/2034	1,996,500
Brandy Creek Community Development District Special Assessment Series 2003 B			
3,000,000	5.40	05/01/2009	2,979,840
Briger Community Development District Special Assessment RB Series 2002 A			
3,000,000	6.75	05/01/2033	3,072,720
Brooks of Bonita Springs II Community Development District RB for Capital Improvements Series 2000 A			
6,000,000	7.00	05/01/2031	6,303,540
Brooks of Bonita Springs II Community Development District RB for Capital Improvements Series 2000 B			
690,000	6.60	05/01/2007	713,619
Capital Region Community Development District RB for Capital Improvement Series 2002 A			
12,275,000	6.70	05/01/2032	12,670,623
Capital Region Community Development District Special Assessment for Capital Improvement Series 2001 A-1			
1,185,000	6.70	05/01/2031	1,228,596
Capital Region Community Development District Special Assessment for Capital Improvement Series 2001 A-2			
1,960,000	6.85	05/01/2031	2,031,638
Capital Trust Agency RB for Seminole Tribe Convention Series 2002 A			
13,500,000	10.00	10/01/2033	16,022,475
Capital Trust Agency RB for Seminole Tribe Convention Series 2003 A			
3,000,000	8.95	10/01/2033	3,335,430
Celebration Community Development District Special Assessment Series 2003 A			
3,000,000	6.40	05/01/2034	3,049,590
CFM Community Development District BANS Series 2003			
16,230,000	5.50	06/01/2004	16,214,581
Colonial Country Club Community Development District Florida Capital Improvement RB Series 2003			
9,500,000	6.40	05/01/2033	9,672,425
Cory Lakes Community Development District for Special Assessment Series 2001 A			
595,000	8.38	05/01/2017	652,233
Cory Lakes Community Development District for Special Assessment Series 2001 B			
1,340,000	8.38	05/01/2017	1,429,164
Country Greens Community Development District Special Assessment RB Series 2003			
6,100,000	6.63	05/01/2034	6,132,818
Crossings at Fleming Island Community Development District RB for Special Assessment Series 2000 C			
5,520,000	7.05	05/01/2015	5,807,482

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Florida – (continued)			
Double Branch Community Development District Special Assessment Series 2002 A			
$11,100,000	6.70%	05/01/2034	$ 11,442,768
Double Branch Community Development District Special Assessment Series 2003 B			
5,000,000	5.38	05/01/2008	5,035,450
Double Branch Community Development District Special Assessment Series 2003 C			
6,700,000	5.13	05/01/2008	6,592,264
East Park Community Development District Special Assessment Series 2002			
5,300,000	6.85	05/01/2033	5,507,972
Fishhawk Community Development District Special Assessment RB Series 2000			
1,095,000	6.65	05/01/2007	1,122,375
Fishhawk Community Development District II Special Assessment RB Series 2003 A			
3,000,000	6.25	05/01/2034	3,024,540
Fishhawk Community Development District II Special Assessment RB Series 2003 B			
5,000,000	5.00	11/01/2007	5,019,500
Fleming Island Plantation Community Development District RB for Special Assessment Series 2000 B			
5,625,000	7.30	05/01/2015	6,068,925
Gateway Services Community Development District Special Assessment for Stoneybrook Project Series 2003			
5,500,000	5.50	07/01/2008	5,560,335
Gateway Services Community Development District Special Assessment for Sun City Center-Fort Meyers Project Series 2003 A			
2,700,000	6.50	05/01/2033	2,730,915
Gateway Services Community Development District Special Assessment for Sun City Center-Fort Meyers Project Series 2003 B			
2,000,000	5.50	05/01/2010	1,996,500
Gateway Services District Water & Sewer RB Refunding Series 2003			
2,410,000	6.00	10/01/2019	2,320,107
Grand Haven Community Development District Special Assessment Series 2002			
3,900,000	6.13	11/01/2007	3,977,844
Grand Haven Community Development District Special Assessment Series 2003			
6,200,000	5.20	11/01/2007	6,237,634
Greyhawk Landing Community Development District Special Assessment Series 2002 A			
3,025,000	7.00	05/01/2033	3,150,265
Greyhawk Landing Community Development District Special Assessment Series 2002 B			
2,800,000	6.25	05/01/2009	2,842,280
Griffin Lakes Community Development District Special Assessment Series 2002 A			
4,600,000	6.70	05/01/2033	4,728,156
Halifax Hospital Medical Center RB Series 1999 A			
955,000	7.25	10/01/2024	1,024,056

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Florida – (continued)			
Hamal Community Development District Special Assessment Series 2001			
$ 3,725,000	6.75%	05/01/2031	$ 3,824,569
Harbor Bay Community Development District Special Assessment for Capital Improvement Series 2001 A			
2,370,000	7.00	05/01/2033	2,471,839
Harbor Bay Community Development District Special Assessment for Capital Improvement Series 2002			
4,000,000	6.75	05/01/2034	4,126,600
Harbour Lake Estates Community Development District Special Assessment Series 2001			
4,830,000	6.40	02/01/2006	4,913,994
Heritage Harbour South Community Development District RB for Capital Improvement Series 2002 A			
3,500,000	6.50	05/01/2034	3,544,345
Heritage Isles Community Development District RB for Special Assessment Series 2002			
4,070,000	5.90	11/01/2006	4,114,282
Highlands County Health Facilities Authority RB for Hospital Adventist Health System Series 2003 D (A/A3)			
5,000,000	5.38	11/15/2035	4,945,850
Highlands County Health Facilities Authority RB for Hospital Adventist/Sunbelt Series 2001 A (A/A3)			
1,250,000	6.00	11/15/2031	1,303,337
Hillsborough County Industrial Development Authority RB for Tampa General Hospital Project Series 2003 B (Baa1)			
850,000	5.25	10/01/2034	794,878
Hypoluxo/Haverhill Community Development District Special Assessment Series 2002 A			
1,400,000	6.75	05/01/2033	1,444,310
Indian Trace Development District Special Assessment for Isles at Weston Project Series 2003			
2,000,000	5.50	05/01/2033	1,857,480
Indigo Community Development District RB for Capital Improvement Series 1999 B			
3,085,000	6.40	05/01/2006	3,110,266
Islands at Doral Florida Special Assessment Series 2003			
1,820,000	6.38	05/01/2035	1,848,847
Julington Creek Plantation Community Development District Special Assessment Series 2002 (MBIA) (AAA/Aaa)			
2,970,000	4.75	05/01/2019	3,020,817
Laguna Lakes Community Development District Florida Special Assessment RB Series 2003 A			
2,500,000	6.40	05/01/2033	2,531,875
Laguna Lakes Community Development District Florida Special Assessment RB Series 2003 B			
4,260,000	5.25	11/01/2007	4,285,816
Lake Powell Residential Golf Community Development District Special Assessment Series 2000 A			
3,225,000	7.45	05/01/2022	3,439,204
4,540,000	7.50	05/01/2032	4,850,491
Lakewood Ranch Community Development District No. 5 Special Assessment RB Series 2001 A			
4,025,000	6.70	05/01/2031	4,179,036

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Florida – (continued)			
Lakewood Ranch Community Development District No. 5 Special Assessment RB Series 2003			
$ 3,585,000	5.30%	11/01/2007	$ 3,606,331
Lexington Oaks Community Development District Special Assessment Series 2002 A			
3,700,000	6.70	05/01/2033	3,813,886
Live Oak Community Development District No. 001 Special Assessment Series 2003 A			
4,500,000	6.30	05/01/2034	4,557,690
Live Oak Community Development District No. 001 Special Assessment Series 2003 B			
8,250,000	5.30	05/01/2008	8,265,262
Longleaf Community Development District Special Assessment Series 2001			
1,505,000	7.25	05/01/2009	1,535,326
Maple Ridge Community Development District Special Assessment Series 2000 A			
1,570,000	7.15	05/01/2031	1,689,273
Maple Ridge Community Development District Special Assessment Unrefunded Balance Series 2000 B			
600,000	6.15	11/01/2004	602,910
Marion County IDA RB for Little Sumter Utility Co. Project Series 2000 (AMT)			
1,525,000	7.08	10/01/2020	1,539,381
435,000	7.15	10/01/2030	439,102
Marshall Creek Community Development District Special Assessment Series 2002			
5,000,000	6.63	05/01/2032	5,049,600
Meadow Pointe II Community Development District RB for Capital Improvement Series 2000			
2,285,000	6.65	04/01/2005	2,326,290
Meadow Pointe III Community Development District RB for Capital Improvement Series 2001 A			
3,000,000	6.85	05/01/2033	3,099,690
Meadow Pointe III Community Development District RB for Capital Improvement Series 2003 A			
3,970,000	6.40	05/01/2034	4,020,617
Meadow Pointe III Community Development District RB for Capital Improvement Series 2003 B			
4,000,000	5.25	11/01/2007	4,024,240
Meadow Pointe IV Community Development District GO Bonds for Capital Improvement Series 2003 B			
3,785,000	5.13	11/01/2007	3,803,395
Meadow Pointe IV Community Development District RB for Capital Improvement Series 2003 A			
2,790,000	6.30	05/01/2034	2,808,554
Mediterra North Community Development District RB for Capital Improvement Series 2001 A			
3,855,000	6.80	05/01/2031	3,988,499
Mediterra South Community Development District RB for Capital Improvement Series 1999 A			
480,000	6.95	05/01/2031	501,696
Mediterra South Community Development District RB for Capital Improvement Series 1999 B			
40,000	6.25	05/01/2004	40,203

Statement of Investments (continued)

October 31, 2003

Principal Amount	Interest Rate	Maturity Date	Value

Debt Obligations – (continued)

Florida – (continued)

Mediterra South Community Development District RB for Capital Improvement Series 2001
$ 1,620,000	6.85%	05/01/2031	$ 1,681,382

Mediterra South Community Development District RB for Capital Improvement Series 2003 A
4,035,000	6.38	05/01/2034	4,081,847

Mediterra South Community Development District RB for Capital Improvement Series 2003 B
5,110,000	5.50	05/01/2010	5,077,398

Miami Beach Health Facilities Authority Hospital RB for Mount Sinai Medical Center Series 2001 (BB/Ba3)
3,000,000	5.50	05/15/2005	2,956,110

Miami Beach Health Facilities Authority Hospital RB for Mount Sinai Medical Center Series 2001 A (BB/Ba3)
7,000,000	6.13	11/15/2011	6,851,320

Narcoossee Community Development District Special Assessment Series 2002 A
5,100,000	6.85	05/01/2033	5,300,124

Narcoossee Community Development District Special Assessment Series 2002 B
1,500,000	5.75	05/01/2008	1,516,920

Northwood Community Development District Special Assessment Series 2002
520,000	5.75	05/01/2005	521,388

Oakstead Community Development District for Capital Improvement RB Series 2002 A
4,795,000	6.88	05/01/2033	4,970,353

Oakstead Community Development District for Capital Improvement RB Series 2002 B
5,230,000	5.90	05/01/2007	5,295,532

Oakstead Community Development District for Capital Improvement RB Series 2003
780,000	5.20	11/01/2007	778,604

Orlando Urban Community Development District Special Assessment Series 2001 A
8,000,000	6.95	05/01/2033	8,317,280

Park Place Community Development District Special Assessment Series 2003
4,505,000	6.38	05/01/2034	4,521,038

Parklands West Community Development District Special Assessment Series 2001 A
3,460,000	6.90	05/01/2032	3,604,697

Parklands West Community Development District Special Assessment Series 2001 B
1,015,000	6.00	05/01/2006	1,024,298

Parkway Center Community Development District Special Assessment Series 2000 A
875,000	8.25	05/01/2031	735,000

Parkway Center Community Development District Special Assessment Series 2000 B
7,100,000	8.00	05/01/2010	5,964,000

Pier Park Community Development District Capital Improvement RB Series 2002 1
14,670,000	7.15	05/01/2034	15,091,176

Principal Amount	Interest Rate	Maturity Date	Value

Debt Obligations – (continued)

Florida – (continued)

Pier Park Community Development District Capital Improvement RB Series 2002 2
$ 1,330,000	7.15%	05/01/2034	$ 1,357,145

Poinciana Community Development District Special Assessment Series 2000 A
5,910,000	7.13	05/01/2031	6,190,016

Portofino Shores Community Development District Special Assessment Series 2003 A
1,085,000	6.40	05/01/2034	1,114,848

Renaissance Community Development District RB for Capital Improvement Series 2002 A
7,400,000	7.00	05/01/2033	7,742,768

Renaissance Community Development District RB for Capital Improvement Series 2002 B
1,835,000	6.25	05/01/2008	1,873,517

Reunion East Community Development District Special Assessment Series 2002 A
20,190,000	7.20	05/01/2022	21,085,023

Reunion East Community Development District Special Assessment Series 2002 B
4,620,000	5.90	11/01/2007	4,686,343

Reunion East Community Development District Special Assessment Series 2003
2,500,000	5.20	11/01/2007	2,492,875

Reunion West Community Development District Special Assessment BANS Series 2003
10,000,000	5.25	10/01/2004	9,996,900

Rivercrest Community Development District Special Assessment Series 2001
5,545,000	7.00	05/01/2032	5,780,718

Saddlebrook Community Development District Special Assessment Series 2001 A
5,120,000	6.90	05/01/2033	5,306,778

Saddlebrook Community Development District Special Assessment Series 2001 B
800,000	6.25	05/01/2009	820,376

Sampson Creek Community Development District Capital Improvement Special Assessment Series 2000 A
2,310,000	6.95	05/01/2031	2,416,722

Seven Oaks Community Development District I Special Assessment RB Series 2002
4,910,000	5.60	11/01/2007	4,935,679

Seven Oaks Community Development District II RB Special Assessment Series 2003 A
4,760,000	6.40	05/01/2034	4,751,670

Seven Oaks Community Development District II RB Special Assessment Series 2003 B
3,500,000	5.30	11/01/2008	3,514,525

St. Johns Forest Community Development District RB for Capital Improvement Series 2003 A
5,160,000	6.13	05/01/2034	5,164,799

St. Johns Forest Community Development District RB for Capital Improvement Series 2003 B
825,000	5.30	05/01/2010	816,247

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Florida – (continued)			
St. Lucie West Services District Capital Improvement RB for Road Project Series 1999			
$ 1,960,000	5.88%	05/01/2009	$ 2,000,670
Sterling Hill Community Development District RB for Capital Improvement Series 2003 A			
4,000,000	6.20	05/01/2035	3,962,560
Sterling Hill Community Development District RB for Capital Improvement Series 2003 B			
3,000,000	5.50	11/01/2010	2,975,310
Sumter County IDA RB for North Sumter Utility Co. LLC Project Series 2002 (AMT)			
6,950,000	6.80	10/01/2032	6,982,248
Sumter County IDA RB for North Sumter Utility Co. LLC Project Series 2003			
4,625,000	6.90	10/01/2034	4,635,221
Sumter Landing Community Development District Special Assessment Series 2003			
10,000,000	6.95	05/01/2033	10,274,900
University Place Community Development District Special Assessment Series 2001 A			
1,745,000	7.00	05/01/2032	1,826,875
University Place Community Development District Special Assessment Series 2001 B			
915,000	6.10	05/01/2007	927,865
Venetian Community Development District RB for Capital Improvement Series 2002 A			
4,000,000	6.75	05/01/2034	4,126,600
Village Center Community Development District Recreational RB SubSeries 2003 B			
4,005,000	6.35	01/01/2018	4,137,005
Village Center Community Development District Utilities RB Series 2003 (MBIA) (AAA/Aaa)			
4,775,000	5.00	10/01/2036	4,780,778
Village Community Development District No. 3 Special Assessment Series 2002			
8,205,000	6.50	05/01/2032	8,381,079
Village Community Development District No. 4 Special Assessment Series 2000			
4,150,000	7.15	05/01/2018	4,447,223
Village Community Development District No. 4 Special Assessment Series 2002			
5,300,000	6.88	05/01/2022	5,575,388
7,000,000	6.95	05/01/2032	7,344,050
Village Community Development District No. 4 Special Assessment Series 2003			
500,000	6.50	05/01/2033	510,730
Village Community Development District No. 5 Special Assessment Series 2002 A			
20,000,000	6.50	05/01/2033	20,429,200
Village Community Development District No. 5 Special Assessment Series 2002 B			
5,000,000	5.40	05/01/2007	5,047,350
Villasol Community Development District Special Assessment RB Series 2003 A			
4,165,000	6.60	05/01/2034	4,233,389

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Florida – (continued)			
Villasol Community Development District Special Assessment RB Series 2003 B			
$ 1,870,000	5.38%	05/01/2008	$ 1,881,089
Vista Lakes Community Development District Capital Improvement RB Series 2002 A			
3,750,000	6.75	05/01/2034	3,859,762
Vizcaya Community Development District Special Assessment Series 2002			
8,000,000	5.90	05/01/2007	8,100,240
Vizcaya Community Development District Special Assessment Series 2003 B			
3,325,000	5.40	11/01/2007	3,315,357
Walnut Creek Community Development District Special Assessment Series 2000 A			
4,065,000	7.30	05/01/2021	4,394,956
Waterchase Community Development District Capital Improvement RB Series 2001 A			
2,955,000	6.70	05/01/2032	3,018,532
Waterlefe Community Development District Capital Improvement RB Series 2001 A			
980,000	6.95	05/01/2031	1,021,287
Westchester Community Development District No. 1 BANS Series 2003			
15,000,000	5.50	01/01/2004	14,998,950
Wyndam Park Community Development District Special Assessment Series 2003			
2,500,000	6.38	05/01/2034	2,476,775
			$ 626,648,616
Georgia – 0.7%			
Atlanta Tax Allocation RB for Atlantic Station Project Series 2001			
$10,000,000	7.75%	12/01/2014	$ 10,110,300
Fulton County Development Authority Special Facilities RB for Delta Air Lines Inc. Project Series 1992 (B/B3)			
3,400,000	6.85	11/01/2007	3,288,786
Tift County IDA RB for Beverly Enterprises Project Series 2000			
925,000	7.50	07/01/2010	938,459
			$ 14,337,545
Guam – 0.4%			
Guam Government GO Bonds Government GO Bonds Series 1993 A(B)			
$ 5,000,000	5.38%	11/15/2013	$ 4,853,400
Guam Government GO Bonds Series 1995 A(B)			
3,300,000	5.75	09/01/2004	3,327,687
			$ 8,181,087
Hawaii – 0.4%			
Hawaii Airport System RB Series 2001 II-R-59 (AMT) (FGIC) (Aaa) (RITES)¡			
$ 2,500,000	15.80%	07/01/2015	$ 3,430,450
Hawaii Department of Transport Special Facilities RB for Continental Airlines Inc. Series 2000 (AMT) (B/Caa2)			
940,000	7.00	06/01/2020	887,454

Statement of Investments (continued)

October 31, 2003

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Hawaii – (continued)			
Hawaii Improvement District RB No. 17 Special Assessment Kaloko Subdivision Series 2001			
$ 3,655,000	7.38%	08/01/2011	$ 3,741,477
			$ 8,059,381
Illinois – 2.3%			
Chicago Single Family Mortgage RB for Collateral Series 2001 A (FHLMC/FNMA/GNMA) (AMT) (AAA/Aaa)			
$ 6,445,000	6.25%	10/01/2032	$ 7,005,071
Chicago, Illinois Special Assessment for Lake Shore East Series 2003			
4,000,000	6.75	12/01/2032	4,064,640
Chicago, Illinois Tax Increment for Allocation Sub-Central Loop Redevelopment Series 2000 A			
250,000	6.50	12/01/2005	266,408
Chicago, Illinois Tax Increment for Central Loop Redevelopment Series 2000 A (ACA)(A)			
250,000	6.50	12/01/2006	278,447
2,000,000	6.50	12/01/2008	2,286,060
Chicago, Illinois Tax Increment for Central Loop Redevelopment Series 2000 A			
6,550,000	6.50	12/01/2007	7,151,290
Illinois Development Finance Authority PCRB for Amerencips Series 2000 A (A/A2)—			
6,050,000	5.50	02/28/2014	6,225,692
Illinois Educational Facilities Authority Student Housing RB for Educational Advancement Fund University Center Project Series 2002 (Baa2)			
8,000,000	6.25	05/01/2030	8,085,440
5,500,000	6.25	05/01/2034	5,516,995
Illinois Health Facilities Authority RB for Loyola University Health Systems Series 2001 A (Baa1)			
2,000,000	6.00	07/01/2021	2,030,380
Robbins Resources Recovery RB for Restructuring Project Series 1999 C (AMT)			
416,968	7.25	10/15/2009	316,687
			$ 43,227,110
Indiana – 0.3%			
Indiana Health Facility Financing Authority Hospital RB for Community Foundation Northwest Industry Series 2001 A (BBB–)			
$ 1,500,000	6.38%	08/01/2031	$ 1,500,540
Indianapolis Airport Authority RB for Special Facilities United Air Lines Project Series 1995 A (AMT) (D/Ca)æ			
10,000,000	6.50	11/15/2031	3,275,000
			$ 4,775,540
Iowa – 0.6%			
Tobacco Settlement Authority RB Series 2001 B (BBB/Baa2)			
$15,000,000	5.30%	06/01/2025	$ 11,882,700
Kansas – 0.1%			
University Hospital Authority Health Facilities RB for Kansas University Health System Series 2002 (A–)			
$ 1,675,000	5.63%	09/01/2032	$ 1,698,015

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Kentucky – 1.4%			
Kenton County Airport Board RB for Special Facilities Delta Airlines Project Series 1992 A (AMT) (B/B3)			
$ 3,440,000	7.50%	02/01/2020	$ 3,426,653
5,380,000	7.13	02/01/2021	5,177,281
7,000,000	6.13	02/01/2022	6,051,990
Kentucky Economic Development Finance Authority RB for Appalachian Regional Health Care Series 1997 (BB–)			
500,000	5.70	10/01/2010	481,045
Kentucky Economic Development Finance Authority RB for Norton Healthcare Inc. Series 2000 B (MBIA) (AAA/Aaa)§			
2,000,000	0.00/6.18	10/01/2022	748,320
Kentucky Economic Development Finance Authority RB for Norton Healthcare Inc. Series 2000 C (MBIA) (AAA/Aaa)§			
6,750,000	0.00/6.00	10/01/2018	6,762,353
Russell RB Series 2000 PA 803 (RITES)¡			
3,000,000	14.18	11/15/2005	3,801,300
			$ 26,448,942
Louisiana – 1.2%			
Louisiana Health and Educational Authority RB for Lambeth House Series 1998 A			
$ 590,000	5.25%	01/01/2005	$ 591,924
Louisiana Offshore Terminal Authority Deepwater Port RB for Loop LLC Project Series 2003 C (A/A3)			
5,000,000	5.25	09/01/2015	5,247,950
3,500,000	5.25	09/01/2016	3,645,425
Saint Charles Parish VRDN PCRB Series 1999 A (BBB–/Baa3)—#			
2,000,000	4.90	06/01/2005	2,065,680
Tobacco Settlement Financing Corp. RB for Louisiana Asset Backed Bonds Series 2001 B (BBB/Baa2)			
5,290,000	5.88	05/15/2039	4,220,838
Tobacco Settlement Financing Corp. RB Series 2001 PA 951(RITES)¡			
7,685,000	8.41	05/15/2024	4,855,383
West Feliciana Parish PCRB for Gulf State Utilities Co. Series 1984 (BB+/Ba1)			
1,500,000	7.70	12/01/2014	1,520,115
			$ 22,147,315
Maryland – 1.0%			
Baltimore Maryland Special Obligation RB for Harborview Lot No. 2			
$ 3,000,000	6.50%	07/01/2031	$ 3,034,530
Baltimore Maryland Special Obligation RB for Strathdale Manor Project Series 2003			
3,750,000	7.00	07/01/2033	3,847,875
Maryland GO Bonds for Capital Improvement State and Local Facilities 1st Series 2003 A (AAA/Aaa)			
9,750,000	5.25	03/01/2009	11,008,725
Prince Georges County RB for Dimensions Health Corp. Project Series 1994 (B3)			
560,000	5.30	07/01/2024	359,352
			$ 18,250,482

 The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Value

Debt Obligations – (continued)

Massachusetts – 0.9%

Massachusetts GO Bonds Series 1996 A (AA–/Aa2) (RITES)

$ 2,260,000	6.00%	11/01/2011	$ 2,642,821

Massachusetts GO Bonds Series 2001 II-R-101(FSA) (Aaa)¡

| 2,500,000 | 14.41 | 12/01/2014 | 3,764,350 |

Massachusetts Health and Education Facilities Authority RB for Saint Memorial Medical Center Series 1993 A (Ba2)

| 765,000 | 5.75 | 10/01/2006 | 766,729 |

Massachusetts Health and Educational Facilities Authority RB for Civic Investments Series 2002 A

| 1,300,000 | 8.00 | 12/15/2004 | 1,317,381 |
| 3,000,000 | 9.00 | 12/15/2015 | 3,401,520 |

Massachusetts Health and Educational Facilities Authority RB for Civic Investments Series 2002 B

| 2,000,000 | 9.20 | 12/15/2031 | 2,294,180 |

Massachusetts Health and Educational Facilities Authority RB for Partners Healthcare Systems Series 2001 C (AA–/Aa3)

| 3,000,000 | 5.75 | 07/01/2032 | 3,135,900 |
| | | | $ 17,322,881 |

Michigan – 1.7%

Flint Michigan Hospital Building Authority RB for Hurley Medical Center Series 1998 B (Baa3)

| $ 1,250,000 | 5.38% | 07/01/2028 | $ 1,017,725 |

Flint Michigan Hospital Building Authority RB for Hurley Medical Center Refunding Series 2003 (BBB–/Baa3)

| 3,205,000 | 5.50 | 07/01/2008 | 3,218,429 |

Midland County Economic Development RB for Obligation-Midland Series 2000 B (BB–/Ba3)

| 5,000,000 | 6.75 | 07/23/2009 | 5,118,000 |

Midland County Economic Development RB for Sub-Ltd. Obligation Series 2000 A (AMT) (BB–/Ba3)

| 5,000,000 | 6.88 | 07/23/2009 | 5,109,850 |

Wayne Charter County Special Airport Facilities RB for Northwest Airlines Inc. Series 1995

| 13,265,000 | 6.75 | 12/01/2015 | 12,183,239 |

Wayne Charter County Special Airport Facilities RB for Northwest Airlines Inc. Series 1999 (AMT)

| 8,235,000 | 6.00 | 12/01/2029 | 6,518,579 |
| | | | $ 33,165,822 |

Minnesota – 1.5%

Becker PCRB for Northern States Power Series 2000 A (BBB+/A3)

| $10,000,000 | 8.50% | 04/01/2030 | $ 11,792,600 |

Duluth Economic Development Authority Health Care Facilities RB for St. Luke's Hospital Series 2002 (BB)

| 7,500,000 | 7.25 | 06/15/2032 | 7,652,100 |

Minneapolis and St. Paul Metropolitan Airports Special Facilities RB for Northwest Airlines Project Series 2001 A (AMT)

| 3,000,000 | 7.00 | 04/01/2025 | 2,724,090 |

Minneapolis and St. Paul Metropolitan Airports Special Facilities RB for Northwest Airlines Series 2001 B (AMT)⌐

| 1,500,000 | 6.50 | 04/01/2005 | 1,454,205 |

Principal Amount	Interest Rate	Maturity Date	Value

Debt Obligations – (continued)

Minnesota – (continued)

St. Paul Housing and Redevelopment Hospital Authority RB for Healtheast Project Series 1993 A (BB–/Ba2)

| $ 4,560,000 | 6.63% | 11/01/2017 | $ 4,563,694 |
| | | | $ 28,186,689 |

Mississippi – 0.7%

Mississippi Business Finance Corp. PCRB for Systems Energy Resources Inc. Project Series 1998 (BBB–/Ba1)

| $13,635,000 | 5.88% | 04/01/2022 | $ 13,596,140 |

Missouri – 0.4%

Kansas City IDA RB for Air Cargo Series 2002 (AMT) (Baa3)

| $ 1,295,000 | 6.25% | 01/01/2030 | $ 1,278,463 |

St. Louis Municipal Finance Corp. Leasehold RB for City Justice Center Series 2001 A (AMBAC) (Aaa)

| 5,000,000 | 5.38 | 02/15/2014 | 5,585,950 |
| | | | $ 6,864,413 |

Montana – 0.3%

Forsyth Montana PCRB Refunding Portland General Series 1998 -A-RMKT 5/1/03 (BBB+/Baa2)⌐

| $ 6,500,000 | 5.20% | 05/01/2009 | $ 6,623,565 |

Nevada – 1.7%

Clark County Industrial Development RB for Southwest Gas Corp. Project Series 2003 C (BBB–/Baa2)⌐

| $ 4,335,000 | 5.45% | 03/01/2013 | $ 4,412,727 |

Clark County School District Series 2003 D (MBIA) (AAA/Aaa)

| 17,900,000 | 5.50 | 06/15/2012 | 20,375,928 |

Henderson Local Improvement Districts No. T-14 Special Assessment Series 2003

| 2,000,000 | 5.55 | 03/01/2017 | 1,954,300 |

Las Vegas Local Improvement Bonds Special Assessment District No. 808 Summerlin Area Series 2001

| 1,150,000 | 5.70 | 06/01/2008 | 1,177,255 |
| 2,000,000 | 6.75 | 06/01/2021 | 2,060,200 |

North Las Vegas Local Improvement Special Assessment for Special Improvement District No. 60-Aliante Series 2003

1,000,000	6.13	12/01/2017	1,011,520
1,500,000	6.40	12/01/2022	1,516,965
			$ 32,508,895

New Hampshire – 0.5%

New Hampshire Health& Educational Authority Hospital RB for Elliot Hospital Series 2001 (Baa1)^

| $ 9,390,000 | 5.25% | 04/01/2004 | $ 9,547,940 |

New Jersey – 2.2%

New Jersey Economic Development Authority RB for First Mortgage of The Presbyterian Home Series 2001 A

| $ 1,500,000 | 6.25% | 11/01/2020 | $ 1,513,695 |

New Jersey Economic Development Authority Retirement RB for Seabrook Village Inc. Series 2000 A

| 2,500,000 | 8.00 | 11/15/2015 | 2,711,150 |

Statement of Investments (continued)

October 31, 2003

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
New Jersey – (continued)			
New Jersey Economic Development Authority Special Facilities RB for Continental Airlines Inc. Project Series 1998 (AMT) (CCC+/Caa2)			
$ 7,400,000	5.50%	04/01/2028	$ 5,491,170
New Jersey Educational Facilities Authority RB for Fairleigh Dickinson University Series 2002 D (ACA)(A)			
2,375,000	5.25	07/01/2032	2,347,545
New Jersey Health Care Facilities Financing Authority RB for Palisades Medical Center of New York Healthcare Series 2002 (BBB–/Baa3)			
820,000	6.50	07/01/2021	838,532
500,000	6.63	07/01/2031	510,680
New Jersey Health Care Facilities Financing Authority RB for St. Peters University Hospital Series 2000 A (BBB/Baa1)			
1,500,000	6.88	07/01/2030	1,587,480
New Jersey Health Care Facilities Financing Authority RB for South Jersey Hospital Series 2002 (SPA-Merrill Lynch Capital Services) (Baa1)			
2,000,000	6.00	07/01/2032	2,012,260
Tobacco Settlement Financing Corp. RB for New Jersey Asset Backed Bonds Series 2002 (BBB/Baa2)			
6,060,000	6.00	06/01/2037	4,973,745
Tobacco Settlement Financing Corp. RB Series 2003 (BBB/Baa2)			
4,560,000	6.75	06/01/2039	4,157,261
5,000,000	6.25	06/01/2043	4,205,300
Union County Utilities Authority RB for Ogden Martin Series 1998 A (AMBAC) (AMT) (AAA/Aaa)			
6,970,000	5.50	06/01/2009	7,724,572
3,625,000	5.50	06/01/2010	4,000,187
			$ 42,073,577
New Mexico – 0.9%			
Farmington PCRB for El Paso Electric Company Project Series 2002 A (BB+/Ba1)			
$ 7,500,000	6.38%	08/01/2005	$ 7,756,200
Farmington PCRB Public Service Co. San Juan Series 1996 B (BBB–/Baa3)			
1,500,000	6.30	12/01/2016	1,553,355
Farmington PCRB Southern California Edison Co. Series 1993 A (MBIA) (AAA/Aaa)			
5,000,000	5.88	06/01/2023	5,117,750
Farmington PCRB Tucson Electric Power Co. San Juan Series 1997 A (B+/Ba3)			
3,000,000	6.95	10/01/2020	3,091,800
			$ 17,519,105
New York – 4.7%			
Metropolitan Transport Authority RB Series 2002 PA 1027 (AMBAC) (RITES)¡			
$ 5,000,000	9.96%	05/15/2010	$ 6,074,700
Nassau County IDA Civic Facility RB for North Shore Health System Project Series 2001 A (A3)			
400,000	6.25	11/01/2021	424,288
Nassau County IDA Civic Facility RB for North Shore Health System Project Series 2001 B (A3)			
1,390,000	5.88	11/01/2011	1,533,212

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
New York – (continued)			
Nassau County IDA Civic Facility RB for North Shore Health System Project Series 2001 C (A3)			
$ 915,000	5.63%	11/01/2010	$ 998,503
Nassau County IDA Civic Facility RB for North Shore Health System Project Series 2001 D (A3)			
1,000,000	5.63	11/01/2009	1,057,060
New York City IDA Civic Facility RB for Polytechnic University Project Series 2000 (BB+/Ba1)			
150,000	5.20	11/01/2007	150,642
2,000,000	6.00	11/01/2020	1,662,520
New York City IDA Civic Facility RB for Staten Island University Hospital Project Series 2001 B (Baa3)			
1,000,000	6.38	07/01/2031	1,036,100
New York City IDA Special Facilities RB for British Airways PLC Project Series 1998 (AMT) (BB+/Ba2)			
3,470,000	5.25	12/01/2032	2,443,331
1,530,000	7.63	12/01/2032	1,474,996
New York City IDA Special Facilities RB for Continental Airlines Inc. Series 2003 (AMT) (CCC+)			
2,000,000	7.25	11/01/2008	1,954,240
2,805,000	8.00	11/01/2012	2,702,505
2,685,000	8.38	11/01/2012	2,600,987
New York City Transitional Finance Authority RB Series 2002 R PA 1043 (RITES) (AA+)¡			
8,000,000	9.46	11/01/2009	10,003,360
New York Convention Center Operating Corp. COPS for Yale Building Acquisition Project Series 2003			
4,000,000	5.25	06/01/2008	4,028,760
New York GO Bonds Series 2003 A (A/A2)			
4,000,000	5.00	08/01/2012	4,241,840
New York GO Bonds Series 2003 D (A/A2)			
4,570,000	5.25	10/15/2018	4,761,986
New York State Dormitory Authority RB for North Shore Long Island Jewish Group Series 2003 (A3)			
4,000,000	5.00	05/01/2018	4,026,080
2,000,000	5.50	05/01/2033	2,015,600
New York State Dormitory Authority RB for Nyack Hospital Series 1996 (Ba3)			
3,000,000	6.25	07/01/2013	2,656,500
New York State Energy Research and Development Authority RB for Brooklyn Union Gas-B-RMKT-5/13/92 Series 1989 (MBIA) (AMT) (AAA/Aaa)			
6,830,000	6.75	02/01/2024	6,992,827
New York State Urban Development Corp. RB for Correctional & Youth Facilities Services Series 2003 PA 1218 (RITES)¡			
3,625,000	16.03	07/01/2007	5,090,152
Tobacco Settlement Financing Corp. RB for New York Asset Backed Bonds Series 2003 A-1 (AA–)			
21,160,000	5.50	06/01/2018	22,300,524
			$ 90,230,713
North Carolina – 1.3%			
Charlotte Special Facilities RB for Charlotte/Douglas International Airport Series 1998 (AMT)			
$ 2,460,000	5.60%	07/01/2027	$ 1,776,120

Principal Amount	Interest Rate	Maturity Date	Value

Debt Obligations – (continued)

North Carolina – (continued)

Charlotte Special Facilities RB for Douglas International Airport US Airways Series 2000 (AMT)

| $ 3,000,000 | 7.75% | 02/01/2028 | $ 2,705,880 |

North Carolina Eastern Municipal Power Agency Power System RB Series 2003 C (BBB/Baa3)

| 4,600,000 | 5.38 | 01/01/2016 | 4,801,940 |
| 4,850,000 | 5.38 | 01/01/2017 | 5,022,805 |

North Carolina Eastern Municipal Power Agency Power System RB Series 2003 D (BBB/Baa3)

| 3,400,000 | 5.13 | 01/01/2023 | 3,292,628 |

North Carolina Medical Care Community Retirement Facilities RB 1st Mortgage for Givens Estates Project Series 2003 A

| 3,000,000 | 6.50 | 07/01/2032 | 3,022,020 |

North Carolina Municipal Power Agency No.1 Catawba Electric RB Series 1998 A (MBIA) (AAA/Aaa)

| 1,000,000 | 5.50 | 01/01/2014 | 1,137,210 |

North Carolina Municipal Power Agency No. 1 Catawba Electric RB Series 2003 A (BBB+/Baa1)

| 2,550,000 | 5.50 | 01/01/2013 | 2,752,164 |
| | | | $ 24,510,767 |

Ohio – 1.7%

Cleveland Airport Special RB for Continental Airlines Inc. Project Series 1998 (AMT) (B–/Caa2)

| $16,180,000 | 5.38% | 09/15/2027 | $ 11,726,293 |

Cleveland Airport Special RB for Continental Airlines Inc. Series 1999 (AMT) (B–/Caa2)

| 7,910,000 | 5.50 | 12/01/2008 | 7,383,985 |
| 8,220,000 | 5.70 | 12/01/2019 | 6,639,294 |

Ohio Water Development Authority PCRB for Cleveland Electric Series 1998 A (BBB/Baa2)⌐

| 3,000,000 | 3.40 | 10/01/2004 | 3,019,410 |

Ohio Water Development Authority PCRB for Ohio Edison Co. Project Series 1999 B (AMT) (BBB/Baa2)⌐

| 3,000,000 | 4.40 | 12/01/2003 | 3,004,950 |
| | | | $ 31,773,932 |

Oklahoma – 3.5%

Oklahoma Development Finance Authority RB for Hillcrest Healthcare Systems Series 1999 A (B–/B1)

$ 1,700,000	4.80%	08/15/2006	$ 1,560,736
2,000,000	4.90	08/15/2007	1,789,000
5,320,000	5.63	08/15/2019	3,934,512
12,920,000	5.63	08/15/2029	8,827,590

Tulsa Municipal Airport Trust RB for American Airlines Series 2000 A (AMT) (B–/Caa2)⌐

| 39,450,000 | 5.80 | 12/01/2004 | 37,475,922 |

Tulsa Municipal Airport Trust RB for American Airlines Series 2001 B (AMT) (B–/Caa2)⌐

| 15,095,000 | 5.65 | 12/01/2008 | 12,771,427 |
| | | | $ 66,359,187 |

Oregon – 0.1%

Portland Multifamily RB for Pacific Tower Series 2001 C (AMT)

| $ 2,650,000 | 7.00% | 12/01/2034 | $ 2,629,887 |

Principal Amount	Interest Rate	Maturity Date	Value

Debt Obligations – (continued)

Pennsylvania – 3.7%

Allegheny County Airport RB for Pittsburgh International Airport Series 1997 A-1 (MBIA) (AMT) (AAA/Aaa)

| $ 5,000,000 | 5.75% | 01/01/2009 | $ 5,559,850 |

Allegheny County Hospital Development Authority RB for Health Systems Series 2000 B (B/B2)

| 15,000,000 | 9.25 | 11/15/2022 | 15,356,550 |
| 7,840,000 | 9.25 | 11/15/2030 | 8,026,357 |

Chester County Health & Education RB for Jenners Pond Inc. Project Series 2002

| 3,000,000 | 7.63 | 07/01/2034 | 3,017,040 |

Clarion County IDA RB for Beverly Enterprises Inc. Project Series 2001

| 300,000 | 7.25 | 12/01/2003 | 300,531 |

Cumberland County lDA RB for Beverly Enterprises Inc. Series 1998

| 2,000,000 | 5.50 | 10/01/2008 | 1,965,400 |

Cumberland County Municipal Authority Retirement Community RB for Wesley Affiliated Services Series 2002 A

| 5,000,000 | 7.25 | 01/01/2035 | 5,001,050 |

Franklin County IDA RB for Beverly Enterprises Project Series 2000

| 2,950,000 | 7.50 | 07/01/2011 | 2,917,403 |

Gettysburg Area IDA RB for Beverly Enterprises Project Series 2000

| 2,400,000 | 7.50 | 07/01/2011 | 2,431,176 |

Lehigh County General Purpose Authority RB for Saint Lukes Bethlehem Hospital Series 2003 (BBB/Baa2)

| 6,500,000 | 5.38 | 08/15/2033 | 6,182,020 |

Monroe County Hospital Authority RB for Pocono Medical Center Series 2003 (BBB+)

| 1,750,000 | 6.00 | 01/01/2043 | 1,729,805 |

New Morgan Industrial Development Authority Solid Waste Disposal RB for New Morgan Landfill Co. Inc. Project Series 1994 (AMT) (BB–/B1)

| 8,115,000 | 6.50 | 04/01/2019 | 7,789,020 |

Pennsylvania Economic Development Financing Authority Exempt Facilities RB for Amtrak Project Series 2001 A (AMT) (BBB–/A3)

| 5,000,000 | 6.38 | 11/01/2041 | 4,913,600 |

Pennsylvania GO Bonds Series 2002 (AA/Aa2)

| 3,350,000 | 5.50 | 02/01/2013 | 3,807,375 |

Pennsylvania State Higher Educational Facilities Authority RB for Widener University Series 2003 (BBB+)

| 2,425,000 | 5.40 | 07/15/2036 | 2,414,379 |
| | | | $ 71,411,556 |

Puerto Rico – 2.0%

Childrens Trust Fund RB for Tobacco Settlement Series 2000 II-R-39 (RITES)¡^

| $ 3,925,000 | 8.60% | 07/01/2010 | $ 4,853,812 |

Puerto Rico Commonwealth GO Bonds for Public Improvement Series 2003 C (A–/Baa1)⌐

| 18,000,000 | 5.00 | 07/01/2008 | 19,481,400 |

Puerto Rico Commonwealth GO Bonds Series 2003 PA 1138R (RITES) (AAA)(MBIA)^¡

| 7,500,000 | 8.52 | 01/01/2007 | 9,091,350 |

Statement of Investments (continued)

October 31, 2003

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Puerto Rico – (continued)			
Puerto Rico Public Finance Corp. RB for Residual Certificates Series 2001 520 (MBIA) (Aaa)¡			
$ 3,225,000	13.76%	08/01/2016	$ 4,365,166
			$ 37,791,728
Rhode Island – 0.2%			
Tobacco Settlement Financing Corp. RB Series 2001 (BBB/Baa2)			
$ 5,000,000	6.13%	06/01/2032	$ 4,239,950
South Carolina – 1.7%			
Connector 2000 Association, Inc. Toll Road RB for Capital Appreciation Series 1998 B (B–)@			
15,000,000	0.00	01/01/2033	385,050
Greenville County Airport RB for Donaldson Industrial Air Park Project Series 2001 (AMT) (Baa3)			
4,780,000	6.13	10/01/2017	4,724,122
Lancaster County Assessment RB for Edgewater Improvement District Series 2003 A			
1,000,000	6.88	11/01/2035	1,003,230
Lancaster County Assessment RB for Edgewater Improvement District Series 2003 B			
1,500,000	6.13	11/01/2014	1,499,205
Medical University Hospital Authority RB Series 2002 A (BBB+/Baa2)			
3,000,000	6.50	08/15/2032	3,085,110
South Carolina Jobs Economic Development Authority RB for Palmetto Health Alliance Series 2000 A (BBB/Baa2)^			
8,750,000	7.13	12/15/2010	10,981,512
South Carolina Jobs Economic Development Authority RB for Palmetto Health Alliance Series 2003 A (BBB/Baa2)			
10,000,000	6.25	08/01/2031	10,060,900
Tobacco Settlement Management Authority RB Series 2001 B (BBB/Baa2)			
2,000,000	6.38	05/15/2030	1,729,760
			$ 33,468,889
Tennessee – 0.6%			
Elizabethton Health and Educational Facilities Board RB VRDN Series 2001 PA 813 (RITES)¡#			
$ 6,000,000	14.08%	07/01/2033	$ 7,333,680
Metropolitan Knoxville Airport Authority Special Purpose RB for Northwest Airlines Project Series 2002 (AMT)			
2,500,000	8.00	04/01/2032	2,516,250
Shelby County Health, Educational & Housing Board Facilities RB for Methodist Healthcare Series 2002 (A–/Baa1)			
2,500,000	6.00	09/01/2020	2,587,050
			$ 12,436,980
Texas – 6.8%			
Alliance Airport Authority Inc. Special Facilities RB for American Airlines Inc. Project Series 1990 (AMT) (CCC/Caa2)			
$ 7,150,000	7.50%	12/01/2029	$ 5,058,554
Alliance Airport Authority Inc. Special Facilities RB for American Airlines Inc. Project Series 1991 (AMT) (CCC/Caa2)			

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Texas – (continued)			
$13,005,000	7.00%	12/01/2011	$ 11,127,338
Bexar County Health Facilities Development Corp. RB for Army Retirement Residence Project Series 2002 (BBB–)			
1,200,000	6.13	07/01/2022	1,231,668
1,000,000	6.30	07/01/2032	1,031,730
Brazos River Authority PCRB Adjustable Refunding for TXU Electric Co. Project Series 2001 C (AMT) (BBB/Baa2)⌐			
12,475,000	5.75	11/01/2011	12,920,607
Brazos River Authority PCRB for TXU Electric Co. Project Series 1999 C (AMT) (BBB/Baa2)			
6,800,000	7.70	03/01/2032	7,472,996
Brazos River Authority PCRB for TXU Energy Co. LLC Project Series 2003 C (AMT) (BBB/Baa2)			
2,000,000	6.75	10/01/2038	2,060,280
Brazos River Authority PCRB Refunding for Texas Utility Co. RMKT 4/1/03 Series 1999 A (AMT) (BBB/Baa2)			
10,500,000	7.70	04/01/2033	11,539,185
Brazos River Authority PCRB Refunding for TXU Energy Co. LLC Project Series 2003 D (BBB/Baa2)⌐			
2,000,000	5.40	10/01/2014	2,032,880
Brazos River Authority RB Reliant Energy Inc. Project B Series 1999 (BBB–/Ba1)			
10,000,000	7.75	12/01/2018	10,798,600
Dallas County Flood Control District GO Bonds Series 2002			
6,000,000	7.25	04/01/2032	6,070,020
Dallas Fort Worth Texas International Airport Facility Improvement Corp. RB for American Airlines Inc. Series 1999 (AMT) (CCC/Caa2)			
1,775,000	6.38	05/01/2035	1,118,232
Georgetown Health Facilities Development Corp. RB for Georgetown Hospital Healthcare System Series 1999 (BB+)			
3,000,000	6.25	08/15/2029	2,859,300
Gulf Coast Waste Disposal Authority Texwaste Disposal RB for Valero Energy Corp. Project Series 2001 (AMT) (BBB/Baa3)			
1,500,000	6.65	04/01/2032	1,541,820
Houston Airport System Special Facilities RB for Continental Airlines Series 2001 E (AMT) (B–/Caa2)			
3,400,000	6.75	07/01/2021	3,016,208
16,100,000	6.75	07/01/2029	14,003,297
Houston Texas GO Bonds Rols RR II Series 2003 R 242 (MBIA) (AAA)¡			
6,455,000	15.75	03/01/2010	9,234,652
Matagorda County Navigation District No. 1 RB for Reliant Energy Project Series 1999 B (AMT) (BBB–/Ba1)			
8,000,000	5.95	05/01/2030	7,582,000
Metropolitan Health Facilities Development Corp. RB for Wilson N. Jones Memorial Hospital Project Series 2001 (B1)			
4,200,000	7.20	01/01/2021	4,193,574
5,000,000	7.25	01/01/2031	4,986,800
Sabine River Authority PCRB for TXU Energy Co. LLC Project Series 2003 B (BBB/Baa2)			
3,000,000	6.15	08/01/2022	3,092,190
Tom Green County Health Facilities Development Corp. Hospital RB for Shannon Health Systems Project Series 2001 (Baa3)			

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Texas – (continued)			
$ 2,000,000	6.75%	05/15/2021	$ 2,091,380
Weslaco Health Facilities RB for Knapp Medical Center Project Series 2002 (BBB+)			
4,395,000	6.00	06/01/2017	4,514,236
			$ 129,577,547
U. S. Virgin Islands – 0.2%			
Virgin Islands Public Finance Authority RB Subordinated Lien-Fund Loan Notes Series 1998 D			
$ 2,000,000	6.00%	10/01/2004	$ 2,057,860
1,100,000	6.00	10/01/2005	1,161,479
			$ 3,219,339
Utah – 0.2%			
Tooele County Hazardous Waste Treatment RB for Union Pacific Project Series 1992 A (AMT) (BBB/Baa2)			
$ 4,000,000	5.70%	11/01/2026	$ 3,944,520
Virginia – 0.7%			
Chesapeake Industrial Development Authority RB Polution Control Project-RMKT-11/08/02 Series 1985 (BBB+/A3)			
$ 3,250,000	5.25%	02/01/2008	$ 3,430,960
Henrico County Industrial Development Authority RB for Solid Waste Browning Series 1997 A (AMT) (BB–/B1)			
3,750,000	5.88	03/01/2017	3,408,788
Loudoun County Industrial Development Authority Hospital RB for Loudoun Hospital Center Series 2002 A (BBB–)			
1,000,000	6.10	06/01/2032	1,015,940
Pocahontas Parkway Association Toll Road RB for Capital Appreciation 1st Tier Series 1998 SubSeries C (Ba1)@			
2,300,000	0.00	08/15/2005	1,994,146
Pocahontas Parkway Association Toll Road RB Senior Series 1998 A (BB)			
5,000,000	5.50	08/15/2028	3,868,650
			$ 13,718,484
Washington – 0.1%			
Energy Northwest Washington Wind Project RB (AMBAC) (AAA/Aaa)			
$ 1,460,000	5.00%	07/01/2019	$ 1,519,510
1,010,000	5.00	07/01/2023	1,025,705
			$ 2,545,215
Wisconsin – 0.2%			
Badger Tobacco Asset Securitization Corp. Asset Backed Series 2002 (BBB/Baa2)			
$ 3,250,000	6.38%	06/01/2032	$ 2,817,685
Wisconsin Health& Educational Facilities Authority RB Aurora Health Care Series 1999 B (BBB+)			
1,500,000	5.63	02/15/2020	1,464,060
			$ 4,281,745

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Wyoming – 0.2%			
Converse County RB for Memorial Hospital Project Series 2000			
$ 3,605,000	9.00%	12/01/2025	$ 4,012,077
TOTAL DEBT OBLIGATIONS (Cost $1,770,728,555)			$1,824,193,239
Other Municipals – 1.3%			
Charter Mac Equity Issuer Trust Series 2003 A Multifamily Tax-Exempt (AMT)†⌒			
$15,000,000	3.25%	03/15/2005	$ 15,039,300
Municipal Mortgage & Equity LLC for 1999 A Tax-Exempt MF Hsg Certificate Series 1999 A-1⌒			
10,000,000	4.95	08/15/2005	10,190,300
TOTAL OTHER MUNICIPALS (Cost $25,157,669)			$ 25,229,600
Short Term Investments – 3.4%			
Massachusetts – 1.8%			
Massachusetts State Development Finance Agency RB VRDN for Boston University Series 2002 R-2 (SPA – Societe Generale) (XLCA) (A-1+/VMIG1)#			
$35,200,000	1.09%	11/03/2003	$ 35,200,000
Michigan – 0.4%			
Michigan State Hospital Finance Authority RB VRDN Refunding for Bon Secours Health Series 2002 B (FSA) (AAA/Aaa)#			
$ 6,700,000	1.15%	11/03/2003	$ 6,700,000
New York – 0.3%			
New York GO Bonds VRDN Subseries 1993 E2 (LOC-JP Morgan Chase & Co.) (A-1+/VMIG1)#			
$ 5,900,000	1.13%	11/03/2003	$ 5,900,000
Virginia – 0.1%			
Henrico County Virginia Economic Development Authority RB VRDN for Bon Secours Health System Series 2002 B (MBIA) (AAA/Aaa)#			
$ 1,700,000	1.15%	11/03/2003	$ 1,700,000
Wisconsin – 0.8%			
Wisconsin State Health and Educational Facilities Authority RB VRDN for Ministry Health Care Series 1999 A (MBIA) (AAA/Aaa)#			
$15,315,000	1.06%	11/05/2003	$ 15,315,000
TOTAL SHORT TERM INVESTMENTS (Cost $64,815,000)			$ 64,815,000
TOTAL INVESTMENTS – 99.9% (Cost $1,860,701,224)			$1,914,237,839

Statement of Investments (continued)

October 31, 2003

† Securities are exempt from registration under Rule 144A of the Securities Act of 1933. Such securities may be resold, normally to qualified institutional buyers in transactions exempt from registration. Total market value of Rule 144A securities amounted to $15,039,300; which represents 0.8% of net assets as of October 31, 2003.

Variable rate security. Coupon rate disclosed is that which is in effect at October 31, 2003.

¡ Inverse variable rate security. Coupon rate disclosed is that which is in effect at October 31, 2003.

@ Security issued with a zero coupon. Income is recognized through the accretion of discount.

⌙ Securities with ''Put'' features with resetting interest rates. Maturity dates disclosed are the next interest reset date.

^ Prerefunded security. Maturity date disclosed is prerefunding date.

§ This security is issued with a zero coupon rate which increases to the stated rate at a set date in the future.

æ Security currently in default.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:

ACA —Insured by American Capital Access
AMBAC —Insured by American Municipal Bond Assurance Corp.
AMT —Alternative Minimum Tax
BANS —Bond Anticipation Notes
COPS —Certificates of Participation
FGIC —Insured by Financial Guaranty Insurance Co.
FHLMC —Insured by Federal Home Loan Mortgage Corp.
FNMA —Insured by Federal National Mortgage Association
FSA —Insured by Financial Security Assurance Co.
GNMA —Insured by Government National Mortgage Co.
GO —General Obligation
IDA —Industrial Development Authority
LOC —Letter of Credit
MBIA —Insured by Municipal Bond Investors Assurance
MF Hsg. —Multi-Family Housing
PCRB —Pollution Control Revenue Bond
RADIAN —Insured by Radian Asset Assurance
RB —Revenue Bond
RITES —Residual Interest Tax Exempt Securities
SPA —Stand-by Purchase Agreement
VRDN —Variable Rate Demand Note
XLCA —Insured by XL Capital Assurance

Security ratings disclosed are issued by Standard & Poor's/Moody's Investor Service and are unaudited. A description of the ratings is available in the Fund's Statement of Additional Information.

Statements of Assets and Liabilities

October 31, 2003

	Short Duration Tax-Free Fund	Municipal Income Fund	High Yield Municipal Fund
Assets:			
Investment in securities, at value (identified cost $657,624,490, $228,743,826, and $1,860,701,224, respectively)	$662,168,900	$242,438,989	$1,914,237,839
Cash	313,356	457,727	145,174
Receivables:			
Investment securities sold	9,521,025	1,132,555	6,642,454
Interest (net of allowances)	9,172,628	4,263,532	42,566,171
Fund shares sold	2,594,144	250,418	3,603,429
Swap contracts, at value	442,254	—	—
Reimbursement from adviser	61,376	39,278	49,237
Total assets	684,273,683	248,582,499	1,967,244,304
Liabilities:			
Payables:			
Investment securities purchased	2,244,606	6,110,532	43,073,754
Fund shares repurchased	997,736	3,405,661	4,309,813
Income distribution	129,969	232,984	2,110,043
Amounts owed to affiliates	333,172	181,221	1,316,671
Swap contracts, at value	106,943	—	—
Accrued expenses and other liabilities	72,008	58,854	97,387
Total liabilities	3,884,434	9,989,252	50,907,668
Net Assets:			
Paid-in capital	677,450,507	230,657,031	1,875,861,917
Accumulated undistributed net investment income	100,091	27,222	193,761
Accumulated net realized loss on investment transactions	(2,041,070)	(5,786,169)	(13,255,657)
Net unrealized gain on investments and swap contracts	4,879,721	13,695,163	53,536,615
NET ASSETS	$680,389,249	$238,593,247	$1,916,336,636
Net asset value, offering and redemption price per share:[a]			
Class A	$10.45	$15.41	$10.66
Class B	$10.44	$15.41	$10.66
Class C	$10.45	$15.41	$10.66
Institutional	$10.44	$15.40	$10.66
Service	$10.44	$15.49	—
Shares outstanding:			
Class A	19,601,927	10,439,708	84,044,288
Class B	626,058	982,800	4,280,461
Class C	2,876,671	299,419	3,811,714
Institutional	42,020,703	3,745,314	87,657,151
Service	7,072	18,289	—
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	65,132,431	15,485,530	179,793,614

(a) Maximum public offering price per share for Class A Shares of Short Duration Tax-Free (NAV per share multiplied by 1.0204) and for Class A Shares of Municipal Income and High Yield Municipal Funds (NAV per share multiplied by 1.0471) is $10.66, $16.14 and $11.16, respectively. At redemption, Class B and Class C Shares may be subject to a contingent deferred sales charge, assessed on the amount equal to the lesser of the current net asset value or the original purchase price of the shares.

Statements of Operations

For the Year Ended October 31, 2003

	Short Duration Tax-Free Fund	Municipal Income Fund	High Yield Municipal Fund
Investment income:			
Interest (net of allowances)	$12,727,985	$11,711,040	$ 90,075,304
Total income	12,727,985	11,711,040	90,075,304
Expenses:			
Management fees	2,109,148	1,257,749	7,970,469
Distribution and Service fees[a]	814,683	574,023	2,703,375
Transfer Agent fees[a]	531,129	337,377	1,838,538
Custody and accounting fees	185,280	134,758	303,382
Registration fees	77,851	74,517	70,756
Printing fees	41,712	37,954	37,193
Professional fees	40,095	40,095	40,095
Trustee fees	10,986	10,986	10,986
Service share fees	917	1,115	—
Other	28,700	28,820	45,284
Total expenses	3,840,501	2,497,394	13,020,078
Less — expense reductions	(629,836)	(423,017)	(437,633)
Net Expenses	3,210,665	2,074,377	12,582,445
NET INVESTMENT INCOME	9,517,320	9,636,663	77,492,859
Realized and unrealized gain (loss) on investment and swap transactions:			
Net realized gain (loss) from:			
Investment transactions	605,911	(615,202)	(9,836,203)
Swap contracts	(328,348)	(212,658)	(2,002,694)
Net change in unrealized gain (loss) on:			
Investments	537,585	2,519,361	53,644,814
Swap contracts	461,487	61,383	712,519
Net realized and unrealized gain on investment and swap transactions	1,276,635	1,752,884	42,518,436
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$10,793,955	$11,389,547	$120,011,295

(a) Class specific Distribution and Service and Transfer Agent fees were as follows:

Fund	Distribution and Service Fees			Transfer Agent Fees				
	Class A	Class B	Class C	Class A	Class B	Class C	Institutional	Service
Short Duration Tax-Free Fund	$ 440,031	$ 60,658	$313,994	$ 334,424	$11,525	$59,659	$125,448	$73
Municipal Income Fund	355,113	162,721	56,189	269,886	30,917	10,676	25,809	89
High Yield Municipal Fund	1,896,357	438,715	368,303	1,441,232	83,356	69,977	243,973	—

Statements of Changes in Net Assets

For the Year Ended October 31, 2003

	Short Duration Tax-Free Fund	Municipal Income Fund	High Yield Municipal Fund
From operations:			
Net investment income	$ 9,517,320	$ 9,636,663	$ 77,492,859
Net realized gain (loss) from investment transactions	277,563	(827,860)	(11,838,897)
Net change in unrealized gain (loss) on investment and swap transactions	999,072	2,580,744	54,357,333
Net increase in net assets resulting from operations	10,793,955	11,389,547	120,011,295
Distributions to shareholders:			
From net investment income			
Class A Shares	(2,926,611)	(5,919,293)	(39,220,523)
Class B Shares	(67,417)	(561,852)	(1,952,225)
Class C Shares	(303,008)	(195,581)	(1,634,143)
Institutional Shares	(6,102,305)	(2,969,377)	(34,031,253)
Service Shares	(2,669)	(9,076)	—
Total distributions to shareholders	(9,402,010)	(9,655,179)	(76,838,144)
From share transactions:			
Proceeds from sales of shares	713,408,379	270,108,347	1,064,445,611
Reinvestment of dividends and distributions	7,750,693	6,461,485	54,299,821
Cost of shares repurchased	(297,460,823)	(258,933,026)	(373,493,277)
Net increase in net assets resulting from share transactions	423,698,249	17,636,806	745,252,155
NET INCREASE	425,090,194	19,371,174	788,425,306
Net assets:			
Beginning of year	255,299,055	219,222,073	1,127,911,330
End of year	$680,389,249	$238,593,247	$1,916,336,636
Accumulated undistributed net investment income	$ 100,091	$ 27,222	$ 193,761

Statements of Changes in Net Assets

For the Year Ended October 31, 2002

	Short Duration Tax-Free Fund	Municipal Income Fund	High Yield Municipal Fund
From operations:			
Net investment income	$ 4,388,617	$ 9,782,204	$ 49,587,339
Net realized gain (loss) from investment transactions	67,587	702,548	(1,445,939)
Net change in unrealized gain (loss) on investment and swap transactions	1,899,862	(421,784)	(17,619,703)
Net increase in net assets resulting from operations	6,356,066	10,062,968	30,521,697
Distributions to shareholders:			
From net investment income			
Class A Shares	(1,822,804)	(4,341,087)	(24,231,973)
Class B Shares	(71,241)	(502,690)	(1,768,112)
Class C Shares	(279,104)	(224,803)	(1,201,734)
Institutional Shares	(2,215,431)	(4,959,775)	(22,958,401)
Service Shares	(1,615)	(11,716)	—
From net realized gains on investment transactions			
Class A Shares	—	—	(780,568)
Class B Shares	—	—	(78,729)
Class C Shares	—	—	(47,943)
Institutional Shares	—	—	(685,763)
Total distributions to shareholders	(4,390,195)	(10,040,071)	(51,753,223)
From share transactions:			
Proceeds from sales of shares	288,453,790	210,861,384	711,855,437
Reinvestment of dividends and distributions	3,327,178	6,549,904	36,089,895
Cost of shares repurchased	(131,717,821)	(197,186,350)	(232,487,258)
Net increase in net assets resulting from share transactions	160,063,147	20,224,938	515,458,074
NET INCREASE	162,029,018	20,247,835	494,226,548
Net assets:			
Beginning of year	93,270,037	198,974,238	633,684,782
End of year	$255,299,055	$219,222,073	$1,127,911,330
Accumulated undistributed (distributions in excess of) net investment income	$ (15,382)	$ 1,518	$ (383,650)

Notes to Financial Statements

October 31, 2003

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware statutory trust registered under the Investment Company Act of 1940 (as amended) as an open-end, management investment company. The Trust includes the Goldman Sachs Short Duration Tax-Free Fund (Short Duration Tax-Free), the Goldman Sachs Municipal Income Fund (Municipal Income) and the Goldman Sachs High Yield Municipal Fund (High Yield Municipal), (collectively, ''the Funds'' or individually a ''Fund''). Short Duration Tax-Free and Municipal Income are diversified portfolios offering five classes of shares — Class A, Class B, Class C, Institutional and Service. High Yield Municipal is a non-diversified portfolio offering four classes of shares — Class A, Class B, Class C and Institutional.

Since the Funds may invest a large percentage of their total assets in obligations of issuers within the same state, they are subject to possible concentration risks associated with economic, political or legal developments or industrial or regional matters specifically affecting that state.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Funds. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Portfolio securities for which accurate market quotations are readily available are valued on the basis of quotations furnished by a pricing service or provided by dealers in such securities. Portfolio securities for which accurate market quotations are not readily available are valued based on yield equivalents, pricing matrices or other sources, under valuation procedures established by the Trust's Board of Trustees. Short-term debt obligations maturing in sixty days or less are valued at amortized cost which approximates value.

B. Security Transactions and Investment Income — Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified cost basis. Interest income is recorded on the basis of interest accrued. Market premiums, original issue discounts and market discounts resulting from the purchase of long-term debt securities are amortized to interest income over the life of the security with a corresponding adjustment to the cost basis of the security.

Net investment income (other than class specific expenses) and unrealized and realized gains or losses are allocated daily to each class of shares of the Fund based upon the relative proportion of net assets of each class.

C. Federal Taxes — It is each Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable and tax-exempt income and capital gains to its shareholders. Accordingly, no federal tax provisions are required. Dividends and distributions to shareholders are recorded on ex-dividend date. Income distributions are declared daily and paid monthly. Capital gain distributions, if any, are declared and paid annually.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with Federal income tax rules. Therefore, the source of a Fund's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain on investment transactions, or from paid-in capital, depending on the type of book/tax differences that may exist.

D. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual Fund of the Trust are allocated to the Funds on a straight-line or pro rata basis depending upon the nature of the expense. Class A, Class B and Class C shareholders of the Funds bear all expenses and fees relating to their respective Distribution and Service plans. Service Shares bear all expenses and fees related to their Service and Shareholder Administration Plans. Each class of shares of the Funds separately bears its respective class-specific Transfer Agency fees.

E. Segregation Transactions — The Funds may enter into certain derivative transactions to seek to increase total return. Interest rate swaps, futures contracts, written options, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into those transactions, the Funds are required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

Notes to Financial Statements (continued)

October 31, 2003

3. AGREEMENTS

Goldman Sachs Funds Management, L.P. (''GSFM''), a subsidiary of The Goldman Sachs Group, Inc., was renamed Goldman Sachs Asset Management, L.P. (''GSAM''), effective at the end of April 2003 and assumed Goldman, Sachs & Co.'s (''Goldman Sachs'') investment advisory responsibilities under its Investment Management Agreement (the ''Agreement'') with the Trust on behalf of the Funds. The fees payable under the Agreement, and the personnel who manage the Funds, did not change as a result of GSAM's assumption of responsibilities. Under the Agreement, GSAM manages the Funds, subject to the general supervision of the Trust's Board of Trustees.

As compensation for the services rendered pursuant to the Agreement, the assumption of the expenses related thereto and administering the Funds' business affairs, including providing facilities, GSAM is entitled to a fee (''Management Fee'') computed daily and payable monthly, equal to an annual percentage rate of each Funds' average daily net assets.

For the year ended October 31, 2003, GSAM has voluntarily agreed to waive a portion of its Management Fee for the Short Duration Tax-Free and Municipal Income Funds, equal to an annual percentage rate of each Fund's average daily net assets. GSAM may discontinue or modify these waivers in the future at its discretion.

Additionally, GSAM has voluntarily agreed to limit ''Other Expenses'' (excluding Management fees, Distribution and Service fees, Transfer Agent fees, taxes, interest, brokerage, litigation, Service Share fees, indemnification, shareholder meeting and extraordinary expenses) to the extent such expenses exceed, on an annual basis, a percentage rate of the average daily net assets of each Fund.

For the year ended October 31, 2003, the Funds' Management Fees, Management Fee waivers and expense limitations (rounded) as an annual percentage rate of average daily net assets is as follows:

| | Management Fee | | Other |
Fund	Contractual Annual Rate	Waiver Annual Rate	Expense Limit
Short Duration Tax-Free	0.40%	0.05%	0.00%
Municipal Income	0.55	0.05	0.00
High Yield Municipal	0.55	—	0.00

Goldman Sachs serves as Distributor of the shares of the Funds pursuant to a Distribution Agreement. Goldman Sachs may receive a portion of the Class A sales load and Class B and Class C contingent deferred sales charges. For the year ended October 31, 2003, Goldman Sachs advised the Funds that it retained approximately $441,400, $251,800, and $1,819,000 resulting from Class A sales loads in the Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds, respectively, and did not retain any amounts from Class B and Class C Shares.

The Trust, on behalf of each Fund, has adopted Distribution and Service Plans. Under the Plans, Goldman Sachs and/or Authorized Dealers are entitled to a monthly fee from each Fund for distribution services equal, on an annual basis, to 0.25%, 0.75% and 0.75% of the average daily net assets attributable to Class A, Class B and Class C Shares, respectively. Additionally, Goldman Sachs and/or Authorized Dealers are entitled to receive under the plans a separate fee for personal and account maintenance services equal, on an annual basis, to 0.25% of the average daily net assets attributable to Class B and Class C Shares. For the year ended October 31, 2003, Goldman Sachs has voluntarily agreed to waive a portion of the Distribution and Service fees equal to 0.15% of the average daily net assets attributable to the Class B Shares of Short Duration Tax-Free. Goldman Sachs may discontinue or modify this waiver in the future at its discretion.

Goldman Sachs also serves as Transfer Agent of the Funds for a fee. Fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of the average daily net assets for Class A, Class B and Class C Shares and 0.04% of the average daily net assets for Institutional and Service Shares.

3. AGREEMENTS (continued)

The Trust, on behalf of each Fund, has adopted a Service Plan and Shareholder Administration Plan. These Plans allow for Service Shares to compensate service organizations for providing varying levels of personal and account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan and Shareholder Administration Plan provide for compensation to the service organizations in an amount up to 0.25% and 0.25%, respectively, (on an annualized basis) of the average daily net asset value of the Service Shares.

For the year ended October 31, 2003, the Funds' adviser has voluntarily agreed to waive certain fees and reimburse other expenses. In addition, the Funds have entered into certain offset arrangements with the custodian resulting in a reduction in the Funds' expenses. These expense reductions were as follows (in thousands):

| | Waivers | | | | |
Fund	Management	Class B Distribution and Services	Other Expense Reimbursement	Custody Credit	Total Expense Reductions
Short Duration Tax-Free	$264	$9	$337	$20	$630
Municipal Income	114	—	307	2	423
High Yield Municipal	—	—	422	16	438

At October 31, 2003, the amounts owed to affiliates were as follows (in thousands):

Fund	Management Fees	Distribution and Service Fees	Transfer Agent Fees	Total
Short Duration Tax-Free	$204	$ 75	$ 54	$ 333
Municipal Income	100	50	31	181
High Yield Municipal	869	261	187	1,317

4. PORTFOLIO SECURITIES TRANSACTIONS

Cost of purchases and proceeds of sales and maturities of long-term securities for the year ended October 31, 2003, were as follows (in thousands):

Fund	Purchases	Sales and Maturities
Short Duration Tax-Free	$ 607,187	$201,617
Municipal Income	123,215	120,338
High Yield Municipal	1,457,482	752,726

Notes to Financial Statements (continued)

October 31, 2003

4. PORTFOLIO SECURITIES TRANSACTIONS (continued)

Swap Contracts — The Funds may enter into swap transactions for hedging purposes or to seek to increase total return. A swap is an agreement that obligates two parties to exchange a series of cash flows at specified intervals based upon or calculated by reference to changes in specified prices or rates for a specified amount of an underlying asset or notional principal amount. The payment flows are usually netted against each other, with the difference being paid by one party to the other.

Risks may arise as a result of the failure of the counterparty to the swap contract to comply with the terms of the swap contract. The loss incurred by the failure of a counterparty is generally limited to the net interest payment to be received by the Funds, and/or the termination value at the end of the contract. Therefore, the Funds consider the creditworthiness of each counterparty to a swap contract in evaluating potential credit risk. Additionally, risks may arise from unanticipated movements in interest rates or in the value of the underlying reference asset or index.

With respect to periodic payment swaps only, the Funds record a net receivable or payable on a daily basis for the net interest income or expense expected to be received or paid. Net interest received or paid on these contracts is recorded as interest income (or as an offset to interest income). With respect to swap payments only at maturity, interest paid or received, if any, is included in the valuation of the swaps and not recorded as interest income (or as an offset to interest income).

Fluctuations in the value of swaps contracts are recorded for financial statement purposes as unrealized appreciation or depreciation of swap contracts. Realized gains and losses from terminated swaps are included in net realized gains/losses on swap contracts transactions. At October 31, 2003, the Short Duration Tax-Free Fund had outstanding swap contracts with the following terms:

				Rate Type		
Swap Type	Swap Counterparty	Notional Amount (000s)	Termination Date	Payments made by the Fund	Payments received by the Fund	Unrealized Appreciation (Depreciation)
Interest Rate	J.P. Morgan Chase & Co., Inc.	$30,000	05/24/2013	Weekly MUNI PSA* Floating	3.274%	$ 442,254
Interest Rate	Merill Lynch & Co.	$20,000	11/13/2013	3.64%	Weekly MUNI PSA* Floating	(106,943)
						$ 335,311

* BMA Municipal Swap Index Yield

5. LINE OF CREDIT FACILITY

The Funds participate in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, each Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the federal funds rate. The committed facility also requires a fee to be paid by the Funds based on the amount of the commitment that has not been utilized. During the year ended October 31, 2003, the Funds did not have any borrowings under this facility.

6. ADDITIONAL TAX INFORMATION

The tax character of distributions paid during the fiscal year ended October 31, 2003 was as follows:

	Short Duration Tax-Free	Municipal Income	High Yield Municipal
Distributions paid from:			
Ordinary income	$ 710	$ 38,004	$ 89,713
Tax-exempt income	9,401,300	9,617,175	76,748,431
Total distributions	$9,402,010	$9,655,179	$76,838,144

The tax character of distributions paid during the fiscal year ended October 31, 2002 was as follows:

	Short Duration Tax-Free	Municipal Income	High Yield Municipal
Distributions paid from:			
Ordinary income	$ —	$ —	$ 1,641,951
Tax-exempt income	4,390,195	10,040,071	50,104,619
Net long-term capital gains	—	—	6,653
Total distributions	$4,390,195	$10,040,071	$51,753,223

As of October 31, 2003, the components of accumulated earnings (losses) on a tax basis were as follows:

	Short Duration Tax-Free	Municipal Income	High Yield Municipal
Undistributed tax-exempt income — net	$ 228,282	$ 196,192	$ 1,287,610
Capital loss carryforward	(2,041,070)	(5,786,169)	(13,066,247)
Timing differences	(129,969)	(232,984)	(2,110,043)
Unrealized gains — net	4,881,499	13,759,177	54,363,399
Total accumulated earnings — net	$ 2,938,742	$ 7,936,216	$ 40,474,719
Capital loss carryforward years of expiration	2007-2008	2007-2011	2010-2011

At October 31, 2003, the Funds' aggregate security unrealized gains and losses based on cost for U.S. federal income tax purposes was as follows:

	Short Duration Tax-Free	Municipal Income	High Yield Municipal
Tax Cost	$657,622,712	$228,679,814	$1,859,874,440
Gross unrealized gain	56,033,046	15,006,214	68,768,019
Gross unrealized loss	(51,486,858)	(1,247,039)	(14,404,620)
Net unrealized security gain (loss)	$ 4,546,188	$ 13,759,175	$ 54,363,399

The difference between book-basis and tax-basis unrealized gains (losses) is attributable primarily to wash sales.

Notes to Financial Statements (continued)

October 31, 2003

7. CERTAIN RECLASSIFICATIONS

In order to present the capital accounts on a tax basis, certain reclassifications have been recorded to the Funds' accounts. These reclassifications have no impact on the net asset value of the Funds. Reclassifications result primarily from the difference in the tax treatment of net operating losses, expiration of capital loss carryforwards and tax treatment of certain bonds.

Fund	Accumulated Net Realized Gain (Loss)	Accumulated Undistributed (distributions in excess of) Net Investment Income
Short Duration Tax-Free	$ (163)	$ 163
Municipal Income	(44,220)	44,220
High Yield Municipal	77,304	(77,304)

8. SUMMARY OF SHARE TRANSACTIONS

Share activity for the year ended October 31, 2003, is as follows:

	Short Duration Tax-Free Fund		Municipal Income Fund		High Yield Municipal Fund	
	Shares	Dollars	Shares	Dollars	Shares	Dollars
Class A Shares						
Shares sold	15,875,261	$ 165,708,999	14,113,234	$ 216,596,027	41,747,390	$ 438,117,994
Reinvestment of dividends and distributions	226,152	2,358,905	308,453	4,747,050	2,542,428	26,644,412
Shares repurchased	(7,976,053)	(83,235,473)	(11,773,462)	(180,833,422)	(16,909,430)	(176,781,670)
	8,125,360	84,832,431	2,648,225	40,509,655	27,380,388	287,980,736
Class B Shares						
Shares sold	298,138	3,105,273	181,918	2,797,922	773,596	8,120,649
Reinvestment of dividends and distributions	4,402	45,866	20,678	318,195	76,968	806,270
Shares repurchased	(170,175)	(1,775,749)	(324,968)	(4,985,403)	(479,844)	(5,019,770)
	132,365	1,375,390	(122,372)	(1,869,286)	370,720	3,907,149
Class C Shares						
Shares sold	1,894,478	19,736,212	332,586	5,117,172	1,307,408	13,733,105
Reinvestment of dividends and distributions	11,424	119,070	8,985	138,314	71,951	753,726
Shares repurchased	(1,726,033)	(17,991,678)	(444,381)	(6,863,038)	(536,283)	(5,608,052)
	179,869	1,863,604	(102,810)	(1,607,552)	843,076	8,878,779
Institutional Shares						
Shares sold	52,979,029	524,402,895	2,951,502	45,487,226	57,477,685	604,473,863
Reinvestment of dividends and distributions	501,200	5,225,662	81,736	1,257,845	2,488,472	26,095,413
Shares repurchased	(21,431,824)	(194,006,330)	(4,305,509)	(66,151,323)	(17,836,763)	(186,083,785)
	32,048,405	335,622,227	(1,272,271)	(19,406,252)	42,129,394	444,485,491
Service Shares						
Shares sold	43,620	455,000	7,219	110,000	—	—
Reinvestment of dividends and distributions	114	1,190	5	81	—	—
Shares repurchased	(43,632)	(451,593)	(6,472)	(99,840)	—	—
	102	4,597	752	10,241	—	—
NET INCREASE	40,486,101	$ 423,698,249	1,151,524	$ 17,636,806	70,723,578	$ 745,252,155

Notes to Financial Statements (continued)

October 31, 2003

8. SUMMARY OF SHARE TRANSACTIONS (continued)

Share activity for the year ended October 31, 2002, is as follows:

	Short Duration Tax-Free Fund		Municipal Income Fund		High Yield Municipal Fund	
	Shares	**Dollars**	**Shares**	**Dollars**	**Shares**	**Dollars**
Class A Shares						
Shares sold	10,879,885	$111,843,970	8,722,742	$132,754,068	34,830,859	$ 365,247,684
Reinvestment of dividends and distributions	131,053	1,349,463	221,232	3,367,151	1,701,715	17,795,423
Shares repurchased	(3,324,491)	(34,109,887)	(6,423,252)	(97,976,314)	(8,591,679)	(89,838,518)
	7,686,447	79,083,546	2,520,722	38,144,905	27,940,895	293,204,589
Class B Shares						
Shares sold	352,039	3,620,459	485,816	7,406,128	1,245,585	13,043,228
Reinvestment of dividends and distributions	4,696	48,198	17,595	267,678	68,447	715,778
Shares repurchased	(95,402)	(977,173)	(175,145)	(2,663,979)	(469,294)	(4,920,076)
	261,333	2,691,484	328,266	5,009,827	844,738	8,838,930
Class C Shares						
Shares sold	3,785,184	38,850,788	232,234	3,527,575	1,344,768	14,085,843
Reinvestment of dividends and distributions	10,470	107,838	9,469	144,044	56,024	585,727
Shares repurchased	(1,473,349)	(15,130,681)	(185,283)	(2,809,963)	(358,106)	(3,748,734)
	2,322,305	23,827,945	56,420	861,656	1,042,686	10,922,836
Institutional Shares						
Shares sold	13,027,870	134,108,573	4,413,319	66,887,294	30,519,447	319,478,682
Reinvestment of dividends and distributions	177,209	1,820,065	182,917	2,770,441	1,624,310	16,992,967
Shares repurchased	(7,925,157)	(81,498,784)	(6,170,751)	(93,650,017)	(12,845,052)	(133,979,930)
	5,279,922	54,429,854	(1,574,515)	(23,992,282)	19,298,705	202,491,719
Service Shares						
Shares sold	2,956	30,000	18,835	286,319	—	—
Reinvestment of dividends and distributions	157	1,614	38	590	—	—
Shares repurchased	(126)	(1,296)	(5,687)	(86,077)	—	—
	2,987	30,318	13,186	200,832	—	—
NET INCREASE	15,552,994	$160,063,147	1,344,079	$ 20,224,938	49,127,024	$ 515,458,074

Goldman Sachs Trust — Tax-Free Funds Tax Information (Unaudited)

During the year ended October 31, 2003, 100%, 99.61%, and 99.89% of the distributions from net investment income paid by the Goldman Sachs Short Duration Tax-Free Fund, the Goldman Sachs Municipal Income Fund, and the Goldman Sachs High Yield Municipal Fund, respectively, were exempt-interest dividends and as such, are not subject to U.S. Federal income tax.

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	Total distributions
FOR THE YEARS ENDED OCTOBER 31,							
2003 - Class A Shares	$10.36	$0.17[(c)]	$ 0.10	$0.27	$(0.18)	$ —	$(0.18)
2003 - Class B Shares	10.35	0.11[(c)]	0.10	0.21	(0.12)	—	(0.12)
2003 - Class C Shares	10.36	0.10[(c)]	0.09	0.19	(0.10)	—	(0.10)
2003 - Institutional Shares	10.36	0.21[(c)]	0.09	0.30	(0.22)	—	(0.22)
2003 - Service Shares	10.34	0.15[(c)]	0.12	0.27	(0.17)	—	(0.17)
2002 - Class A Shares	10.26	0.26[(c)(d)]	0.12[(d)]	0.38	(0.28)	—	(0.28)
2002 - Class B Shares	10.25	0.21[(c)(d)]	0.10[(d)]	0.31	(0.21)	—	(0.21)
2002 - Class C Shares	10.26	0.18[(c)(d)]	0.12[(d)]	0.30	(0.20)	—	(0.20)
2002 - Institutional Shares	10.25	0.31[(c)(d)]	0.12[(d)]	0.43	(0.32)	—	(0.32)
2002 - Service Shares	10.24	0.26[(c)(d)]	0.10[(d)]	0.36	(0.26)	—	(0.26)
2001 - Class A Shares	9.94	0.38[(c)]	0.33	0.71	(0.39)	—	(0.39)
2001 - Class B Shares	9.94	0.32[(c)]	0.32	0.64	(0.33)	—	(0.33)
2001 - Class C Shares	9.94	0.29[(c)]	0.34	0.63	(0.31)	—	(0.31)
2001 - Institutional Shares	9.94	0.42[(c)]	0.32	0.74	(0.43)	—	(0.43)
2001 - Service Shares	9.92	0.38[(c)]	0.32	0.70	(0.38)	—	(0.38)
2000 - Class A Shares	9.93	0.39[(c)]	(0.01)	0.38	(0.37)	—	(0.37)
2000 - Class B Shares	9.93	0.33[(c)]	(0.01)	0.32	(0.31)	—	(0.31)
2000 - Class C Shares	9.93	0.32[(c)]	(0.01)	0.31	(0.30)	—	(0.30)
2000 - Institutional Shares	9.93	0.43[(c)]	(0.01)	0.42	(0.41)	—	(0.41)
2000 - Service Shares	9.92	0.38[(c)]	(0.02)	0.36	(0.36)	—	(0.36)
1999 - Class A Shares	10.19	0.34	(0.24)	0.10	(0.34)	(0.02)	(0.36)
1999 - Class B Shares	10.18	0.28	(0.23)	0.05	(0.28)	(0.02)	(0.30)
1999 - Class C Shares	10.18	0.26	(0.22)	0.04	(0.26)	(0.03)	(0.29)
1999 - Institutional Shares	10.18	0.38	(0.23)	0.15	(0.39)	(0.01)	(0.40)
1999 - Administration Shares[(e)]	10.18	0.26[(c)]	(0.12)	0.14	(0.27)	—	(0.27)
1999 - Service Shares	10.18	0.33[(c)]	(0.24)	0.09	(0.33)	(0.02)	(0.35)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales charge. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on capital gains and other taxable distributions or the redemption of fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) As required, effective November 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing all premium and discounts on debt securities. The effect of this change for the year ended October 31, 2002 was an impact of less than $0.01 per share to net investment income and net realized and unrealized gains and losses, and an impact to the ratio of net investment income to average net assets with and without expense reductions by less than 0.01%. Per share amounts, ratios and supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

(e) Administration Class shares were liquidated on July 20, 1999. Ending net asset value shown as of July 20, 1999.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
$10.45	2.62%	$204,838	0.80%	1.66%	0.92%	1.54%	43%
10.44	2.01	6,536	1.40	1.09	1.67	0.82	43
10.45	1.86	30,057	1.55	0.94	1.67	0.82	43
10.44	2.93	438,884	0.40	1.99	0.52	1.87	43
10.44	2.62	74	0.90	1.45	1.02	1.33	43
10.36	3.72	118,906	0.79	2.57[d]	1.02	2.34[d]	31
10.35	3.10	5,111	1.39	2.01[d]	1.77	1.63[d]	31
10.36	2.94	27,937	1.54	1.80[d]	1.77	1.57[d]	31
10.36	4.23	103,273	0.39	3.00[d]	0.62	2.77[d]	31
10.34	3.62	72	0.89	2.53[d]	1.12	2.30[d]	31
10.26	7.27	38,891	0.79	3.73	1.25	3.27	69
10.25	6.53	2,382	1.39	3.22	2.00	2.61	69
10.26	6.48	3,842	1.54	2.94	2.00	2.48	69
10.25	7.60	48,114	0.39	4.19	0.85	3.73	69
10.24	7.18	41	0.89	3.75	1.35	3.29	69
9.94	3.93	19,451	0.79	3.95	1.19	3.55	66
9.94	3.31	2,026	1.39	3.36	1.94	2.81	66
9.94	3.15	1,581	1.54	3.19	1.94	2.79	66
9.94	4.34	40,301	0.39	4.36	0.79	3.96	66
9.92	3.72	44	0.89	3.86	1.29	3.46	66
9.93	1.00	22,903	0.79	3.37	1.06	3.10	147
9.93	0.49	2,000	1.39	2.80	1.81	2.38	147
9.93	0.34	2,070	1.54	2.62	1.81	2.35	147
9.93	1.50	77,522	0.39	3.79	0.66	3.52	147
10.05[e]	1.37	—	0.64[b]	3.56[b]	0.91[b]	3.29[b]	147
9.92	0.89	173	0.89	3.23	1.16	2.96	147

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of year	Income (loss) from investment operations			Distributions to shareholders			
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gain	Total distributions
FOR THE YEARS ENDED OCTOBER 31,								
2003 - Class A Shares	$15.29	$0.64[b]	$ 0.13	$ 0.77	$(0.65)	$ —	$ —	$(0.65)
2003 - Class B Shares	15.29	0.53[b]	0.12	0.65	(0.53)	—	—	(0.53)
2003 - Class C Shares	15.30	0.53[b]	0.11	0.64	(0.53)	—	—	(0.53)
2003 - Institutional Shares	15.29	0.71[b]	0.11	0.82	(0.71)	—	—	(0.71)
2003 - Service Shares	15.37	0.63[b]	0.12	0.75	(0.63)	—	—	(0.63)
2002 - Class A Shares	15.32	0.65[b][c]	(0.01)[c]	0.64	(0.67)	—	—	(0.67)
2002 - Class B Shares	15.32	0.54[b][c]	(0.01)[c]	0.53	(0.56)	—	—	(0.56)
2002 - Class C Shares	15.33	0.54[b][c]	(0.01)[c]	0.53	(0.56)	—	—	(0.56)
2002 - Institutional Shares	15.32	0.71[b][c]	(0.01)[c]	0.70	(0.73)	—	—	(0.73)
2002 - Service Shares	15.39	0.64[b][c]	—[c][d]	0.64	(0.66)	—	—	(0.66)
2001 - Class A Shares	14.48	0.67[b]	0.82	1.49	(0.65)	—	—	(0.65)
2001 - Class B Shares	14.49	0.56[b]	0.81	1.37	(0.54)	—	—	(0.54)
2001 - Class C Shares	14.50	0.56[b]	0.81	1.37	(0.54)	—	—	(0.54)
2001 - Institutional Shares	14.48	0.73[b]	0.82	1.55	(0.71)	—	—	(0.71)
2001 - Service Shares	14.53	0.61[b]	0.88	1.49	(0.63)	—	—	(0.63)
2000 - Class A Shares	14.07	0.67[b]	0.41	1.08	(0.67)	—	—	(0.67)
2000 - Class B Shares	14.08	0.57[b]	0.40	0.97	(0.56)	—	—	(0.56)
2000 - Class C Shares	14.08	0.57[b]	0.41	0.98	(0.56)	—	—	(0.56)
2000 - Institutional Shares	14.07	0.72[b]	0.42	1.14	(0.73)	—	—	(0.73)
2000 - Service Shares	14.09	0.68[b]	0.42	1.10	(0.66)	—	—	(0.66)
1999 - Class A Shares	15.47	0.63	(1.29)	(0.66)	(0.65)	—	(0.09)	(0.74)
1999 - Class B Shares	15.47	0.51	(1.28)	(0.77)	(0.52)	(0.01)	(0.09)	(0.62)
1999 - Class C Shares	15.47	0.51	(1.28)	(0.77)	(0.51)	(0.02)	(0.09)	(0.62)
1999 - Institutional Shares	15.47	0.70	(1.30)	(0.60)	(0.70)	(0.01)	(0.09)	(0.80)
1999 - Service Shares	15.48	0.65	(1.32)	(0.67)	(0.63)	—	(0.09)	(0.72)

(a) Assumes investment at the net asset value at the beginning of the year, reinvestment of all distributions, a complete redemption of the investment at the net asset value at the end of the year and no sales charge. Total return would be reduced if a sales or redemption charge were taken into account. Returns do not reflect the deduction of taxes that a shareholder would pay on capital gains and other taxable distributions or the redemption of fund shares.

(b) Calculated based on the average shares outstanding methodology.

(c) As required, effective November 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing all premiums and discounts on debt securities. The effect of this change for the year ended October 31, 2002 was an impact of less than $0.01 per share to net investment income and net realized and unrealized gains and losses, and an impact to the ratio of net investment income to average net assets with and without expense reductions by less than 0.01%. Per share amounts, ratios and supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

(d) Less than $0.005 per share.

| Net asset value, end of period | Total return[a] | Net assets at end of period (in 000s) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | | Portfolio turnover rate |
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
$15.41	5.10%	$160,856	0.95%	4.17%	1.13%	3.99%	54%
15.41	4.32	15,143	1.70	3.44	1.88	3.26	54
15.41	4.25	4,615	1.70	3.45	1.88	3.27	54
15.40	5.45	57,696	0.55	4.58	0.73	4.40	54
15.49	4.97	283	1.05	4.11	1.23	3.93	54
15.29	4.30	119,161	0.94	4.27[c]	1.11	4.10[c]	39
15.29	3.52	16,903	1.69	3.53[c]	1.86	3.36[c]	39
15.30	3.52	6,155	1.69	3.54[c]	1.86	3.37[c]	39
15.29	4.71	76,733	0.54	4.69[c]	0.71	4.52[c]	39
15.37	4.24	270	1.04	4.21[c]	1.21	4.04[c]	39
15.32	10.48	80,735	0.94	4.47	1.18	4.23	22
15.32	9.57	11,902	1.69	3.72	1.93	3.48	22
15.33	9.64	5,300	1.69	3.72	1.93	3.48	22
15.32	10.91	100,970	0.54	4.86	0.78	4.62	22
15.39	10.48	67	1.04	4.30	1.28	4.06	22
14.48	7.87	67,315	0.94	4.74	1.28	4.40	67
14.49	7.07	8,776	1.69	3.99	2.03	3.65	67
14.50	7.07	3,292	1.69	3.99	2.03	3.65	67
14.48	8.30	56,376	0.54	5.10	0.88	4.76	67
14.53	7.98	1	1.04	4.82	1.38	4.48	67
14.07	(4.46)	90,443	0.94	4.15	1.14	3.95	70
14.08	(5.10)	9,334	1.69	3.40	1.89	3.20	70
14.08	(5.10)	4,379	1.69	3.40	1.89	3.20	70
14.07	(4.07)	16,197	0.54	4.58	0.74	4.38	70
14.09	(4.49)	2	1.04	4.35	1.24	4.15	70

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, at beginning of period	Income (loss) from investment operations			Distributions to shareholders		
		Net investment income[c]	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	From net realized gains	Total distributions
FOR THE YEARS ENDED OCTOBER 31,							
2003 - Class A Shares	$10.34	$0.54	$ 0.33	$0.87	$(0.55)	—	$(0.55)
2003 - Class B Shares	10.34	0.47	0.32	0.79	(0.47)	—	(0.47)
2003 - Class C Shares	10.34	0.47	0.32	0.79	(0.47)	—	(0.47)
2003 - Institutional Shares	10.34	0.59	0.32	0.91	(0.59)	—	(0.59)
2002 - Class A Shares	10.57	0.57[d]	(0.19)[d]	0.38	(0.58)	(0.03)	(0.61)
2002 - Class B Shares	10.57	0.49[d]	(0.19)[d]	0.30	(0.50)	(0.03)	(0.53)
2002 - Class C Shares	10.57	0.49[d]	(0.19)[d]	0.30	(0.50)	(0.03)	(0.53)
2002 - Institutional Shares	10.57	0.61[d]	(0.19)[d]	0.42	(0.62)	(0.03)	(0.65)
2001 - Class A Shares	10.18	0.59	0.41	1.00	(0.61)	—	(0.61)
2001 - Class B Shares	10.18	0.51	0.41	0.92	(0.53)	—	(0.53)
2001 - Class C Shares	10.18	0.52	0.40	0.92	(0.53)	—	(0.53)
2001 - Institutional Shares	10.18	0.64	0.40	1.04	(0.65)	—	(0.65)
FOR THE PERIOD ENDED OCTOBER 31,							
2000 - Class A Shares (commenced April 3, 2000)	10.00	0.33	0.17	0.50	(0.32)	—	(0.32)
2000 - Class B Shares (commenced April 3, 2000)	10.00	0.29	0.17	0.46	(0.28)	—	(0.28)
2000 - Class C Shares (commenced April 3, 2000)	10.00	0.29	0.17	0.46	(0.28)	—	(0.28)
2000 - Institutional Shares (commenced April 3, 2000)	10.00	0.36	0.16	0.52	(0.34)	—	(0.34)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on capital gains and other taxable distributions or the redemption of fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) As required, effective November 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing all premiums and discounts on debt securities. The effect of this change for the year ended October 31, 2002 was an impact of less than $0.01 per share to net investment income and net realized and unrealized gains and losses, and a decrease to the ratio of net investment income to average net assets with and without expense reductions by 0.04%. Per share amounts, ratios and supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
$10.66	8.59%	$895,711	1.00%	5.21%	1.03%	5.18%	54%
10.66	7.78	45,620	1.75	4.50	1.78	4.47	54
10.66	7.78	40,624	1.75	4.48	1.78	4.45	54
10.66	9.02	934,382	0.60	5.64	0.63	5.61	54
10.34	3.66	585,882	0.99	5.41[d]	1.04	5.36[d]	52
10.34	2.88	40,428	1.74	4.70[d]	1.79	4.65[d]	52
10.34	2.88	30,696	1.74	4.68[d]	1.79	4.63[d]	52
10.34	4.07	470,905	0.59	5.84[d]	0.64	5.79[d]	52
10.57	10.05	303,622	0.99	5.68	1.08	5.59	61
10.57	9.23	32,403	1.74	4.91	1.83	4.82	61
10.57	9.23	20,359	1.74	4.94	1.83	4.85	61
10.57	10.48	277,301	0.59	6.09	0.68	6.00	61
10.18	5.06	121,702	0.99[b]	5.71[b]	1.27[b]	5.43[b]	52
10.18	4.60	10,039	1.74[b]	4.99[b]	2.02[b]	4.71[b]	52
10.18	4.60	10,213	1.74[b]	4.95[b]	2.02[b]	4.67[b]	52
10.18	5.30	128,997	0.59[b]	6.14[b]	0.87[b]	5.86[b]	52

Report of Ernst & Young LLP, Independent Auditors

To the Shareholders and Board of Trustees
Goldman Sachs Trust

We have audited the accompanying statements of assets and liabilities, including the statements of investments, of Goldman Sachs Short Duration Tax-Free Fund, Goldman Sachs Municipal Income Fund and Goldman Sachs High Yield Municipal Fund (three of the funds comprising the Goldman Sachs Trust) (the ''Funds'') as of October 31, 2003, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the four periods in the period then ended. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for the period ended October 31, 1999 were audited by other auditors whose report, dated December 10, 1999, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of October 31, 2003 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights, audited by us, referred to above present fairly, in all material respects, the financial position of Goldman Sachs Short Duration Tax-Free Fund, Goldman Sachs Municipal Income Fund and Goldman Sachs High Yield Municipal Fund at October 31, 2003, the results of their operations, the changes in their net assets and the financial highlights for the periods indicated above, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
December 18, 2003

Trustees and Officers (Unaudited)

Independent Trustees

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Ashok N. Bakhru Age: 61	Chairman & Trustee	Since 1991	President, ABN Associates (July 1994-March 1996 and November 1998-Present); Executive Vice President – Finance and Administration and Chief Financial Officer, Coty Inc. (manufacturer of fragrances and cosmetics) (April 1996-November 1998); Director of Arkwright Mutual Insurance Company (1984-1999); Trustee of International House of Philadelphia (program center and residential community for students and professional trainees from the United States and foreign countries) (1989-Present); Member of Cornell University Council (1992-Present); Trustee of the Walnut Street Theater (1992-Present); Trustee, Scholarship America (1998-Present); Director, Private Equity Investors – III and IV (November 1998-Present), and Equity-Limited Investors II (April 2002-Present); and Chairman, Lenders Service Inc. (provider of mortgage lending services) (2000-Present). Chairman of the Board and Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
John P. Coblentz, Jr. Age: 62	Trustee	Since 2003	Partner Deloitte & Touche, LLP (June 1975-May 2003), Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
Patrick T. Harker Age: 45	Trustee	Since 2000	Dean and Reliance Professor of Operations and Information Management, The Wharton School, University of Pennsylvania (February 2000-Present); Interim and Deputy Dean, The Wharton School, University of Pennsylvania (July 1999-Present); and Professor and Chairman of Department of Operations and Information Management, The Wharton School, University of Pennsylvania (July 1997-August 2000). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
Mary P. McPherson Age: 68	Trustee	Since 1997	Vice President, The Andrew W. Mellon Foundation (provider of grants for conservation, environmental and educational purposes) (October 1997-Present); Director, Smith College (1998-Present); Director, Josiah Macy, Jr. Foundation (health educational programs) (1977-Present); Director, Philadelphia Contributionship (insurance) (1985-Present); Director Emeritus, Amherst College (1986-1998); Director, The Spencer Foundation (educational research) (1993-February 2003); member of PNC Advisory Board (banking) (1993-1998); and Director, American School of Classical Studies in Athens (1997-Present). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Wilma J. Smelcer Age: 54	Trustee	Since 2001	Chairman, Bank of America, Illinois (banking) (1998-January 2001); and Governor, Board of Governors, Chicago Stock Exchange (national securities exchange) (April 2001-Present). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
Richard P. Strubel Age: 64	Trustee	Since 1987	President, COO and Director Unext, Inc. (provider of educational services via the internet) (1999-Present); Director, Cantilever Technologies, Inc. (a private software company) (1999-Present); Trustee, The University of Chicago (1987-Present); and Managing Director, Tandem Partners, Inc. (management services firm) (1990-1999). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	Gildan Activewear Inc. (an activewear clothing marketing and manufacturing company); Unext, Inc. (provider of educational services via the internet); Northern Mutual Fund Complex (53 Portfolios).
Interested Trustees					
*Gary D. Black Age: 43	Trustee	Since 2002	Managing Director, Goldman Sachs (June 2001-Present); Executive Vice President, AllianceBernstein (investment adviser) (October 2000-June 2001); Managing Director, Global Institutional Investment Management, Sanford Bernstein (investment adviser) (January 1999-October 2000); and Senior Research Analyst Sanford Bernstein (investment adviser) (February 1992-December 1998). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
*James A. McNamara Age: 41	Trustee & Vice President	Since 2002 Since 2001	Managing Director, Goldman Sachs (December 1998-Present); Director of Institutional Fund Sales, GSAM (April 1998-December 2000); and Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993-April 1998). Vice President – Goldman Sachs Mutual Fund Complex (registered investment companies). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
*Alan A. Shuch Age: 53	Trustee	Since 1990	Advisory Director – GSAM (May 1999-Present); Consultant to GSAM (December 1994-May 1999); and Limited Partner, Goldman Sachs (December 1994-May 1999). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
*Kaysie P. Uniacke Age: 42	Trustee & President	Since 2001 Since 2002	Managing Director, GSAM (1997-Present). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies). President – Goldman Sachs Mutual Fund Complex (2002-Present) (registered investment companies). Assistant Secretary – Goldman Sachs Mutual Fund Complex (1997-2002) (registered investment companies).	62	None

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* These persons are considered to be "Interested Trustees" because they hold positions with Goldman Sachs and own securities issued by The Goldman Sachs Group, Inc. Each Interested Trustee holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

1 Each Trustee may be contacted by writing to the Trustee, c/o Goldman Sachs, One New York Plaza, 37th Floor, New York, New York, 10004, Attn: Howard B. Surloff.

2 The Trust is a successor to a Massachusetts business trust that was combined with the Trust on April 30, 1997.

3 Each Trustee holds office for an indefinite term until the earliest of: (a) the election of his or her successor; (b) the date the Trustee resigns or is removed by the Board of Trustees or shareholders, in accordance with the Trust's Declaration of Trust; (c) the date the Trustee attains the age of 72 years (in accordance with the current resolutions of the Board of Trustees, which may be changed by the Trustees without shareholder vote); or (d) the termination of the Trust.

4 The Goldman Sachs Mutual Fund Complex consists of the Trust and Goldman Sachs Variable Insurance Trust. As of August 31, 2003, the Trust consisted of 56 portfolios, including the Funds described in this Annual Report, and Goldman Sachs Variable Insurance Trust consisted of 6 portfolios.

5 This column includes only directorships of companies required to report to the SEC under the Securities Exchange Act of 1934 (i.e., "public companies") or other investment companies registered under the Act.

Additional information about the Trustees is available in the Funds' Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-292-4726.

Officers of the Trust*

Name, Age And Address	Position(s) Held With the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past 5 Years
Kaysie P. Uniacke 32 Old Slip New York, NY 10005 Age: 42	President & Trustee	Since 2002 Since 2001	Managing Director, GSAM (1997-Present). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies). President – Goldman Sachs Mutual Fund Complex (registered investment companies). Assistant Secretary – Goldman Sachs Mutual Fund Complex (1997-2002) (registered investment companies).
John M. Perlowski 32 Old Slip New York, NY 10005 Age: 38	Treasurer	Since 1997	Managing Director, Goldman Sachs (December 2003-Present). Treasurer – Goldman Sachs Mutual Fund Complex (registered investment companies).
James A. Fitzpatrick 4900 Sears Tower Chicago, IL 60606 Age: 43	Vice President	Since 1997	Managing Director, Goldman Sachs (October 1999-Present); and Vice President of GSAM (April 1997-December 1999). Vice President – Goldman Sachs Mutual Fund Complex (registered investment companies).
James A. McNamara 32 Old Slip New York, NY 10005 Age: 41	Vice President & Trustee	Since 2001 Since 2002	Managing Director, Goldman Sachs (December 1998-Present); Director of Institutional Fund Sales, GSAM (April 1998-December 2000); and Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993-April 1998). Vice President – Goldman Sachs Mutual Fund Complex (registered investment companies). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).
Howard B. Surloff One New York Plaza 37th Floor New York, NY 10004 Age: 38	Secretary	Since 2001	Managing Director, Goldman Sachs (November 2002-Present); Associate General Counsel, Goldman Sachs and General Counsel to the U.S. Funds Group (December 1997-Present). Secretary – Goldman Sachs Mutual Fund Complex (registered investment companies) (2001-Present) and Assistant Secretary prior thereto.

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[1] Officers hold office at the pleasure of the Board of Trustees or until their successors are duly elected and qualified. Each officer holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

* Represents a partial list of officers of the Trust. Additional information about all the officers is available in the Funds' Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-292-4726.

Goldman Sachs Funds

Goldman Sachs is a premier financial services firm, known since 1869 for creating thoughtful and customized investment solutions in complex global markets.

Today, **Goldman Sachs Asset Management, L.P**. and other units of the **Investment Management Division** of Goldman Sachs serve a diverse set of clients worldwide, including private institutions, public entities and individuals. With portfolio management teams located around the world — and $337.2 billion in assets under management as of September 30, 2003 — our investment professionals bring firsthand knowledge of local markets to every investment decision, making us one of the few truly global asset managers.

THE GOLDMAN SACHS ADVANTAGE

Our goal is to deliver:

Strong, Consistent Investment Results

- Global Resources and Global Research
- Team Approach
- Disciplined Processes

Innovative, Value-Added Investment Products

- Thoughtful Solutions
- Risk Management

Outstanding Client Service

- Dedicated Service Teams
- Excellence and Integrity

GOLDMAN SACHS FUNDS

In building a globally diversified portfolio, you can select from more than 50 Goldman Sachs Funds and gain access to investment opportunities across borders, investment styles, asset classes and security capitalizations.



International Equity Funds
- Asia Growth Fund
- Emerging Markets Equity Fund
- International Growth Opportunities Fund
- Japanese Equity Fund
- European Equity Fund
- International Equity Fund
- CORE^{SM} International Equity Fund

Domestic Equity Funds
- Small Cap Value Fund
- CORE^{SM} Small Cap Equity Fund
- Mid Cap Value Fund
- Concentrated Growth Fund
- Growth Opportunities Fund
- Research Select Fund^{SM}
- Strategic Growth Fund
- Capital Growth Fund
- Large Cap Value Fund
- Growth and Income Fund
- CORE^{SM} Large Cap Growth Fund
- CORE^{SM} Large Cap Value Fund
- CORE^{SM} U.S. Equity Fund

Specialty Funds
- Internet Tollkeeper Fund^{SM}
- CORE^{SM} Tax-Managed Equity Fund
- Real Estate Securities Fund

Asset Allocation Funds
- Balanced Fund
- Asset Allocation Portfolios

Fixed Income Funds
- High Yield Fund
- High Yield Municipal Fund
- Global Income Fund
- Core Fixed Income Fund
- Municipal Income Fund
- Government Income Fund
- Short Duration Tax-Free Fund
- Short Duration Government Fund
- Ultra-Short Duration Government Fund
- Enhanced Income Fund

Money Market Funds[1]

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[1] An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

The Goldman Sachs Research Select Fund^{SM}, Internet Tollkeeper Fund^{SM} and CORE^{SM} are service marks of Goldman, Sachs & Co.

GOLDMAN SACHS ASSET MANAGEMENT, L.P.   32 OLD SLIP, 17TH FLOOR, NEW YORK, NEW YORK 10005

GOLDMAN, SACHS & CO.
Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT, L.P.
Investment Adviser

Visit our internet address: www.gs.com/funds

The reports concerning the Funds included in this shareholder report may contain certain forward-looking statements about the factors that may affect the performance of the Funds in the future. These statements are based on Fund management's predictions and expectations concerning certain future events and their expected impact on the Funds, such as performance of the economy as a whole and of specific industry sectors, changes in the levels of interest rates, the impact of developing world events, and other factors that may influence the future performance of the Funds. Management believes these forward-looking statements to be reasonable, although they are inherently uncertain and difficult to predict. Actual events may cause adjustments in portfolio management strategies from those currently expected to be employed.

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus. Investors should read the Prospectus carefully before investing or sending money.

Under normal conditions, the Short Duration Tax-Free Fund will invest at least 80% of its net assets in tax-exempt securities. Although it does not expect to do so, the Fund may invest up to 20% of its net assets in private activity bonds that may subject certain investors to the federal alternative minimum tax. Investment income may be subject to state income taxes.

The Municipal Income Fund may include securities whose income may be subject to the federal alternative minimum tax and state income taxes.

Income from the High Yield Municipal Fund may be subject to state and local income taxes and the alternative minimum tax. Also, market discount over a de minimus threshold is subject to federal taxes. High yield, lower rated securities involve greater price volatility and present greater risks than higher rated fixed income securities. At times, the Fund may be unable to sell certain of its portfolio securities without a substantial drop in price, if at all.

Goldman, Sachs & Co. is the distributor of the Funds.

 Date of first use: December 30, 2003 / 03-1950   FI/TFAR / 12.9K /12-03

ITEM 2.   CODE OF ETHICS.

    (a)   As of the end of the period covered by this report, the registrant has adopted a code of ethics that applies to the registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, regardless of whether these individuals are employed by the registrant or a third party (the "Code of Ethics"). The Code of Ethics is attached hereto as Exhibit 10(a)(1).

    (b)   During the period covered by this report, no amendments were made to the provisions of the Code of Ethics.

    (c)   During the period covered by this report, the registrant did not grant any waivers, including an implicit waiver, from any provision of the Code of Ethics.

ITEM 3.   AUDIT COMMITTEE FINANCIAL EXPERT.

The registrant's board of trustees has determined that the registrant has at least one "audit committee financial expert" (as defined in Item 3 of Form N-CSR) serving on its audit committee. John P. Coblentz, Jr. is the "audit committee financial expert" and is "independent" (as each term is defined in Item 3 of Form N-CSR).

ITEM 4.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Not applicable to annual reports for the year ended October 31, 2003.

ITEM 5.   AUDIT COMMITTEE OF LISTED REGISTRANTS.

Not applicable.

ITEM 6.   [RESERVED]

ITEM 7.   DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR CLOSED-END MANAGEMENT INVESTMENT COMPANIES.

Not applicable.

ITEM 8.   PURCHASES OF EQUITY SECURITIES BY CLOSED-END MANAGEMENT INVESTMENT COMPANY AND AFFILIATED PURCHASERS

Not applicable.

ITEM 9.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable to annual reports for the year ended October 31, 2003.

ITEM 10.   CONTROLS AND PROCEDURES.

    (a)   The registrant's principal executive and principal financial officers or persons performing similar functions have concluded that the registrant's disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940, as amended (the "1940 Act")) are effective as of a date within 90 days of the filing of this report that includes the disclosure required by this paragraph, based on the evaluation of these controls and procedures required by Rule 30a-3(b) under the 1940 Act and 15d-15(b) under the Securities Exchange Act of 1934, as amended.

    (b)   There were no changes in the registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the 1940 Act) that occurred during the registrant's last fiscal half-year (the registrant's second fiscal half year in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting.

ITEM 11.   EXHIBITS.

    (a)(1)   Goldman Sachs Trust's Code of Ethics for Principal Executive and Senior Financial Officers filed herewith.

    (a)(2)   Exhibit 99.CERT   Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed herewith.

    (b)   Exhibit 99.906CERT   Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 filed herewith

BOWNE INTEGRATED TYPESETTING SYSTEM   Site: BOWNE OF NEW YORK
Name: GSAM TAXABLE INVESTM
Queue: BNY_CPS
Description: Form N-CSR

[E/O]   CRC: 50460
EDGAR 2

Phone: (212)924-5500   Operator: BNY30453T   Date: 9-JAN-2004 13:48:48.53
MNY E92041   003.00.00.00   0/2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Goldman Sachs Trust

By: /s/ Kaysie P. Uniacke
               _____

               Kaysie P. Uniacke
               Chief Executive Officer
               Goldman Sachs Trust

Date: January 9, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Kaysie P. Uniacke
               _____

               Kaysie P. Uniacke
               Chief Executive Officer
               Goldman Sachs Trust

Date: January 9, 2004

By: /s/ John M. Perlowski
               _____

               John M. Perlowski
               Chief Financial Officer
               Goldman Sachs Trust

Date: January 9, 2004